    As filed with the Securities and Exchange Commission on March 15, 2000
                                                     Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                               ----------------

                              SciQuest.com, Inc.
            (Exact Name of Registrant as Specified in its Charter)

        Delaware                     5199                    56-2127592
     (State or other           (Primary Standard          (I.R.S. Employer
     Jurisdiction of              Industrial           Identification Number)
    Incorporation or          Classification Code
      Organization)                 Number)

                               ----------------
                       5151 McCrimmon Parkway, Suite 208
                       Morrisville, North Carolina 27560
                                (919) 659-2100
              (Address, Including Zip Code and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                               ----------------
                               M. Scott Andrews
                            Chief Executive Officer
                              SciQuest.com, Inc.
                       5151 McCrimmon Parkway, Suite 208
                       Morrisville, North Carolina 27560
                                (919) 659-2100
           (Name, Address, Including Zip Code, and Telephone Number,
                  Including Area Code, of Agent for Service)

                               ----------------
                                  Copies to:

 Grant W. Collingsworth,    Fred D. Hutchison, Esq.     Babak Yaghmaie, Esq.
          Esq.              Helga L. Leftwich, Esq.     Nanci I. Prado, Esq.
 James H. Sinnott, Esq.     Hutchison & Mason, PLLC      Brobeck, Phleger &
    Morris, Manning &       3110 Edwards Mill Road          Harrison LLP
     Martin, L.L.P.                Suite 100             1633 Broadway, 47th
 1600 Atlanta Financial     Raleigh, North Carolina             Floor
         Center                      27612            New York, New York 10019
  3343 Peachtree Road,
          N.E.
 Atlanta, Georgia 30326

                               ----------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

   If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") please check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                   Proposed
                                                    Proposed       Maximum
                                                    Maximum       Aggregate      Amount of
     Title of Each Class of           Amount     Offering Price    Offering     Registration
      Securities Registered       Registered(1)   Per Share(2)     Price(2)         Fee
--------------------------------------------------------------------------------------------
                                    6,095,000
Common Stock, $0.001 par value...     shares         $66.25      $403,793,750     $106,602
--------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------

(1) Includes 795,000 shares subject to the underwriters' over-allotment option.
(2) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) based upon the average of the high and low trading price per share of the Common Stock on the Nasdaq National Market on March 14, 2000.

                               ----------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+We will amend and complete the information in this prospectus. Although we + +are permitted by US Federal Securities laws to offer these securities using + +this prospectus, we may not sell them or accept your offers to buy them until + +the registration statement filed with the SEC relating to these securities + +has been declared effective by the SEC. This prospectus is not an offer to +
+sell these securities or our solicitation of your offer to buy these          +
+securities in any jurisdiction where that would not be permitted or legal.    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                     SUBJECT TO COMPLETION -        , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Prospectus
      , 2000
                             [LOGO OF SCIQUEST.COM]

                               SciQuest.com, Inc.

                        5,300,000 Shares of Common Stock

--------------------------------------------------------------------------------

    SciQuest.com, Inc.:   The Offering:


    .  We provide a Web-  .  We are offering
       based,                2,000,000 of the
       interactive           shares and the
       marketplace for       selling
       scientific and        stockholders are
       laboratory            offering
       products.             3,300,000 of the
                             shares.


    .  5151 McCrimmon
       Parkway, Suite     .  The underwriters
       208, Morrisville,     have an option to
       NC 27560              purchase an
                             additional
                             795,000 shares
                             from us to cover
                             over-allotments.

    Symbol and Market:

    .  SQST/Nasdaq
       National Market

                          .  The public
                             offering price is
                             $   per share.

                          .  There is an
                             existing market
                             for these shares.
                             On March   ,
                             2000, the last
                             reported sale
                             price of our
                             common stock was
                             $   per share.

                          .  Closing:       ,
                             2000

    --------------------------------------------

                                        Per Share  Total
    ----------------------------------------------------
     Public offering price:              $        $
     Underwriting fees:
     Proceeds to SciQuest.com, Inc.:
     Proceeds to selling stockholders:
    ----------------------------------------------------

    This investment involves risks. See "Risk Factors" beginning on Page 6.

--------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

Donaldson, Lufkin & Jenrette
    Chase H&Q
         Deutsche Banc Alex. Brown
              Banc of America Securities LLC
                    Thomas Weisel Partners LLC
                          U.S. Bancorp Piper Jaffray
                                William Blair & Company
                                     E*OFFERING
                                                                  DLJdirect Inc.

                               TABLE OF CONTENTS

                                                                         Page
Prospectus Summary......................................................    1
Risk Factors............................................................    6
Forward-Looking Statements..............................................   17
Use of Proceeds.........................................................   18
Price Range of Common Stock.............................................   18
Dividend Policy.........................................................   18
Capitalization..........................................................   19
Dilution................................................................   20
Unaudited Pro Forma Combined Financial Data.............................   21
Selected Consolidated Financial Data....................................   24
Management's Discussion and Analysis of Financial Condition and Results
 of Operations..........................................................   25

                                                                            Page
Business...................................................................  35
Management.................................................................  49
Related Party Transactions.................................................  57
Principal and Selling Stockholders.........................................  58
Description of Capital Stock...............................................  60
Shares Eligible for Future Sale............................................  63
Underwriting...............................................................  65
Legal Matters..............................................................  67
Experts....................................................................  68
Change in Accountants......................................................  68
Where You Can Find More Information........................................  68
Index to Consolidated Financial Statements................................. F-1

     "SciQuest,""SciMail" and "BioSupplyNet" are our registered trademarks. This prospectus also includes trademarks, service marks and trade names of other companies.

                               PROSPECTUS SUMMARY

   The information below is only a summary of more detailed information included in other sections of this prospectus. This summary may not contain all the information that is important to you or that you should consider before buying shares in the offering. The other information is important, so please read this entire prospectus carefully.

                                  SciQuest.com

Our Business

   SciQuest.com, Inc. is a Web-based, interactive marketplace for scientific and laboratory products used by pharmaceutical, clinical, biotechnology, chemical, industrial and educational organizations worldwide. We have used our extensive industry experience to design a marketplace that streamlines the traditionally inefficient scientific products supply chain. Our marketplace solutions allow buyers of scientific products to cross-search content and purchase products from multiple suppliers with a single order. Our approach does not give priority to any particular scientific products distributor, which allows us to create an open and scalable marketplace that we believe is more attractive to both buyers and suppliers. We do not carry inventory or directly supply products.

   Since our founding in 1995, we have developed a comprehensive online database of over 8,000 suppliers with over 650,000 scientific products. Our Web-based online database is a tool used by scientists and purchasing professionals to locate supplies and products. On September 29, 1998, we acquired BioSupplyNet, Inc., which publishes the Source Book, an annual printed catalog of vendors of biomedical research supplies and equipment and scientific products for the biomedical research industry. In April 1999, we introduced our e-commerce marketplace solution to this growing community of online scientific product buyers and suppliers. Our e-commerce revenues were $3.0 million for the year ended December 31, 1999, which represented approximately 77% of our total revenues in this period. In the last quarter of 1999 and first quarter of 2000, we entered into agreements to be the exclusive third party provider of electronic marketplace services in the United States for a period of five years for the following suppliers: Alltech Associates, Inc., Ambion, Inc., Amersham Pharmacia Biotech, Inc., BioWhittaker, a Cambrex Company, Endogen, Inc., NEN Life Science Products, Inc., PerkinElmer, Inc., Pierce Chemical Company, QIAGEN N.V., and Shimadzu Scientific Instruments, Inc. These relationships allow us to provide thousands of essential non-commodity laboratory products and services to our customers, which we expect will significantly contribute to the growth and loyalty of our customer base. In that same period, we also entered into strategic purchasing agreements with Dow Chemical Company and DuPont Pharmaceuticals Company to be their third party electronic aggregator for purchases of scientific products in North America for a period of three years.

   Our marketplace benefits scientists by reducing the time required to find, compare, purchase, trace and manage critical laboratory items. Our marketplace benefits purchasing professionals by reducing procurement costs by automating order processing, consolidating purchase orders and payments, reducing errors and providing more control and information to support enterprise purchasing policies. Our Web-based marketplace also serves as a more efficient sales channel that enables suppliers to expand their market reach and reduce customer acquisition and order processing costs.

   Based upon data from the Laboratory Products Association and Strategic Directions International, we estimate that the market for scientific products in 1999 was approximately $11.8 billion in North America and $36.4 billion worldwide. The current scientific products market is characterized by:

  .  complex, information-intensive products;

  .  a highly fragmented supply chain; and

  . a heavy concentration of manual purchasing processes consisting of printed catalogs, paper requisitions and telephone and fax orders.

   As the demand for scientific products grows, the need for efficient procurement processes becomes more critical. Our objective is to be the leading global solution for buying and selling scientific products. We intend to achieve this objective through the following strategies:

  .  leverage our brand equity and enhance customer loyalty;

  .  maintain distributor-neutrality;

  .  deepen our customer relationships;

  .  leverage our strategic relationships with suppliers; and

  .  expand our sales and marketing efforts internationally.

Recent Developments

   In March 2000, we entered into an agreement to acquire EMAX Solution Partners, Inc., a provider of electronic research solutions designed to optimize pharmaceutical drug research operations and expedite drug discovery. The acquisition of EMAX will enable us to provide electronic and Internet-based solutions that are designed to streamline the drug discovery processes of our customers, including large pharmaceutical, biotechnology and life science companies, by integrating their supply chains with critical research processes. In February 2000, we also acquired SciCentral, Inc., which provides a gateway to online science and technology resources, news and information, and in January 2000, we acquired Intralogix, Inc., an Internet provider of chromatography content.

   We have incorporated under the laws of the State of Delaware. Our headquarters is located at 5151 McCrimmon Parkway, Suite 208, Morrisville, NC 27560 and our telephone number is (919) 659-2100. Our Web site is located at www.sciquest.com. Information contained on our Web site is not part of this prospectus.

                                  The Offering

 Common stock offered by SciQuest.com....... 2,000,000 shares

 Common stock offered by the selling
  stockholders.............................. 3,300,000 shares

 Common stock outstanding after this
  offering.................................. 28,464,525 shares

 Use of proceeds............................ We intend to use the net proceeds from this offering to expand our sales and
                                             marketing efforts, enhance our
                                             technology, add to our online content
                                             and for general corporate purposes,
                                             including working capital needs.

 Nasdaq Stock Market symbol................. SQST

   The share information is based on shares outstanding as of February 29, 2000. This information excludes:

  . 4,375,825 shares of common stock issuable upon exercise of options granted or to be granted under our stock incentive plans, of which 2,306,427 shares are subject to outstanding options or awards at a weighted average exercise price of $15.32 per share;

  . 5,887,517 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.01 per share, which includes 5,035,180 warrants issued to strategic partners at $0.01 per share; and

  . 1,999,833 shares of common stock issuable upon the consummation of the proposed acquisition of EMAX.

   Unless we indicate otherwise, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                             SUMMARY FINANCIAL DATA
                     (In thousands, except per share data)

   The following financial data is a summary of the more complete financial information provided in our financial statements appearing elsewhere in this prospectus.

   The amounts below exclude:

  . 4,375,825 shares of common stock issuable upon exercise of options granted under our stock option plan, of which 2,306,427 shares are subject to outstanding options as of February 29, 2000 at a weighted average exercise price of $15.32 per share;

  . 5,887,517 shares of common stock issuable upon exercise of outstanding warrants as of February 29, 2000 at a weighted average exercise price of $1.01 per share, which includes 5,035,180 warrants issued to strategic partners at $0.01 per share; and

  . 1,999,833 shares of common stock issuable upon the consummation of the proposed acquisition of EMAX.

   The pro forma statement of operations data for the year ended December 31, 1999 reflect the proposed acquisition of EMAX as if it had occurred on January 1, 1999. The pro forma net loss per common share reflects the conversion of our preferred stock into common stock, which occurred upon the closing of our initial public offering on November 19, 1999, as if such conversion occurred on January 1, 1999 or the date of the issuance of the preferred stock, if later. The pro forma net loss per common share on pro forma operating results assumes the acquisition of EMAX occurred on January 1, 1999, and the resulting issuance of 1,999,833 shares, in addition to reflecting the conversion of our preferred stock into common stock, which occurred upon the closing of our initial public offering on November 19, 1999, as if such conversion occurred on January 1, 1999 or the date of the issuance of the preferred stock, if later.

                                              Years Ended December 31,
                                        ---------------------------------------
                                                                     Pro Forma
                                         1997    1998      1999        1999
                                                                    (unaudited)
Statement of Operations Data:
Revenues............................... $  196  $   478  $   3,882   $ 10,876
Gross profit...........................    196      436        456      7,449
Operating loss.........................   (658)  (4,356)   (35,266)   (85,875)
Net loss............................... $ (690) $(4,222) $ (33,178)   (83,575)
                                        ======  =======  =========   ========
Pro forma net loss per common share--
 basic and diluted.....................                  $   (2.09)  $  (4.68)
Pro forma weighted average common
 shares outstanding....................                     15,846     17,846

Net loss available to common
 stockholders.......................... $ (690) $(4,550) $(112,467)
                                        ======  =======  =========
Net loss per common share--basic and
 diluted............................... $(0.20) $ (1.33) $  (18.10)
Weighted average common shares
 outstanding...........................  3,412    3,412      6,215

   The following balance sheet data is presented:

  .  on an actual basis;

  . on an unaudited pro forma basis to reflect the proposed acquisition of EMAX as if it had occurred on December 31, 1999; and

  . on a pro forma as adjusted basis to reflect our receipt of the net proceeds from our sale of 2,000,000 shares of our common stock at an estimated public offering price of $72.125 per share, after deducting underwriting discounts and commissions and offering expenses payable by us.

                                                        December 31, 1999
                                                  ------------------------------
                                                                      Pro Forma
                                                   Actual  Pro Forma As Adjusted
Balance Sheet Data:
Cash and cash equivalents........................ $ 98,126 $100,193   $236,606
Working capital..................................  119,983  121,374    257,787
Total assets.....................................  156,902  305,509    441,921
Long term liabilities............................    1,257    1,540      1,540
Stockholders' equity.............................  149,819  295,579    431,992

                                  RISK FACTORS

   An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our financial statements and accompanying notes appearing elsewhere in this prospectus.

                         Risks Relating to Our Business

Since we have a limited operating history, forecasting future performance may be difficult.

   We commenced operations in 1995, first recognized revenues in 1997 and launched our interactive e-commerce Web site in April 1999. Accordingly, we have only a limited operating history on which to evaluate our business. As a result of our limited operating history, the emerging nature of the online scientific products market and the evolving nature of our business model, we may be unable to accurately forecast our revenues. We incur expenses based predominantly on operating plans and estimates of future revenues. Our expenses are to a large extent fixed. We may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfalls. Accordingly, a failure to meet our revenue projections will have an immediate and negative impact on profitability. In addition, we cannot be certain that our evolving business model will be successful, particularly in light of our limited operating history.

We have a history of losses and anticipate incurring losses in the future. We may not achieve profitability.

   We incurred a net loss of $33.2 million for the year ended December 31, 1999. As of December 31, 1999, we had an accumulated deficit of $38.6 million. If our acquisition of EMAX Solution Partners, Inc. had taken place on January 1, 1999, our pro forma net losses for the year ended December 31, 1999 would have been $83.6 million. We expect to incur substantial operating losses and continued negative cash flow from operations for the foreseeable future. In fact, we expect these losses to increase significantly through at least December 31, 2000 because, as part of our strategy to achieve profitability, we intend to significantly increase our spending on items such as sales and marketing, content development, technology and operating infrastructure. If these expenses do not generate increased revenues, our earnings may be materially and adversely affected and anticipated net losses may be greater than expected. We may not be able to increase revenues sufficiently to achieve profitability.

Unless a broad range of purchasers and suppliers of scientific products adopt our e-commerce solution, we will not be successful.

   Our success will require, among other things, that our solutions gain broad market acceptance by our customers, suppliers, users and strategic partners. For example, purchasers may continue purchasing products through their existing methods and may not adopt a Web-based solution because of:

  . their comfort with current purchasing habits and direct supplier relationships;

  . the costs and resources required to switch purchasing methods;

  . the need for products not offered through SciQuest.com;

  . security and privacy concerns; or

  . general reticence about technology or the Internet.

We may not be able to complete our proposed acquisition of EMAX.

   We have entered into an agreement to acquire EMAX. The acquisition agreement is subject to many closing conditions, the satisfaction of which may be beyond our control. Therefore, we may not be able to complete the acquisition in a timely manner, or at all.

If we do not successfully market the SciQuest.com brand, our business may suffer.

   We believe that establishing, maintaining and enhancing the SciQuest.com brand is critical in attracting and expanding traffic to our Web sites. There are a number of Web sites that offer competing services. Some of these sites already have well-established brands in either online services or the scientific products industry. As a result, it is critical that we maintain and enhance the SciQuest.com brand. We believe that increased competition may make establishing and maintaining our brand significantly more expensive. Promotion of our brand will depend largely on expanding our sales and marketing capabilities and providing a high-quality online experience. We intend to use a portion of the proceeds of this offering to expand our sales and marketing activities and further develop our online services. We cannot be certain that we will be successful in marketing the SciQuest.com brand. If we are unable to successfully promote our brand, or if we incur substantial expenses in attempting to do so, our revenues and earnings could be materially and adversely affected.

If we are unable to increase our transaction volume, our future revenues may suffer.

   We expect that a substantial portion of our future revenues will be generated by the products offered by us for sale through our e-commerce marketplace. Accordingly, our revenues will be highly dependent on the dollar volume of transactions conducted through our Web sites. Our profits depend upon the discount levels we are able to negotiate with our suppliers. To maintain revenue growth, we will need to increase the total dollar value of transactions conducted through our Web sites. In order to increase our transaction volume, we will need to:

  . generate higher and continuously increasing levels of traffic, from both new and repeat visitors, to our Web sites;

  . increase the percentage of visitors to our Web sites who purchase scientific products; and

  . increase the average transaction size and/or number of repeat purchases.

Failure to do one or more of the foregoing could have a material adverse effect on our revenues.

Unless we negotiate favorable pricing terms with our suppliers, our profit margins will be adversely affected.

   Our profits depend upon the prices we are able to negotiate with our suppliers. We anticipate that the prices we negotiate with our suppliers will vary based on a number of factors such as:

  . size of supplier;

  . product portfolio;

  . relationship with key SciQuest.com customers;

  . degree to which products are critical to our customers;

  . extent to which transactions are conducted electronically; and

  . extent that costs are shared with us.

   Our profit margins may decline in the future, particularly as competition in the scientific products industry increases. A significant decline in profit margins without a corresponding increase in transaction volume would adversely affect our earnings.

If we cannot timely and accurately add supplier product data to our e-commerce database, we may lose sales and customers, which would adversely affect our revenues.

   Currently, we are responsible for loading supplier product information into our database and categorizing the information for search purposes. We currently have a backlog of varying amounts of product data from approximately 200 companies to be loaded in our e-commerce marketplace. We anticipate that a majority of these products will be loaded into the e-commerce marketplace by the end of the second quarter of 2000. However, we continuously receive new product data to load. We will not derive revenue from these products until this data is loaded into our system. Timely loading of these products into our database depends upon a number of factors, including the file formats of the data provided to us by suppliers and our ability to further automate and expand our operations to accurately load this data into our product database, any of which could delay the actual loading of these products beyond the dates estimated by us.

   In addition, we are generally obligated under our supplier agreements to load updated product data into our database for access through our marketplace within a reasonable period of time following their delivery from the supplier. Our current supplier data backlog could make it difficult for us to meet these data update obligations to our suppliers. While we intend to further automate the loading and updating of supplier data on our system, we cannot assure you that we will be able to do so in a timely manner. Although we screen our suppliers' information before we make it available to our customers and users, we cannot guarantee that the product information available in our e-commerce marketplace will always be accurate, complete and current, or comply with governmental regulations. This could expose us to liability or result in decreased adoption and use of our Internet-based purchasing solution, which could reduce our revenues and therefore have a negative effect on our results of operations and financial condition.

Sales to larger customers may increase the length of our sales cycle and decrease our profit margins.

   Increasing sales to larger buyers is an important element of our business strategy. As we sell more sophisticated solutions to larger organizations, we expect the time from initial contact to final approval to increase. During this sales cycle, we may expend substantial funds and management resources without any corresponding revenue. If approval is delayed or does not occur, our financial condition and operating results for a particular period may be adversely affected. Approvals are subject to delays over which we have little or no control, including the following:

  . potential customers' internal approval processes;

  . implementation of systems integration solutions;

  . customers' concerns about implementing a new strategy and method of doing business; and

  . seasonal and other timing effects.

   Increased sales to larger accounts may result in lower or negative profit margins as larger customers typically have greater leverage in negotiating the price and other terms of business relationships. We also typically incur costs associated with customization of our systems with a sale to a large account. If we do not generate sufficient transaction volume to offset any lower margins or these increased costs, our operating results may be materially and adversely affected. Also, the time between billing and receipt of revenues is often longer when dealing with larger accounts due to increased administrative overhead.

If we are unable to list a broad range of products on commercially favorable terms, our marketplace will be less attractive to potential buyers.

   A number of factors could significantly reduce the number of products and product sources listed on our Web sites, including the following:

  . consolidation among suppliers; and

  . exclusive arrangements signed by suppliers with our competitors.

   If the number of products and product sources that are available for listing is reduced, the effectiveness of our Web sites and their attractiveness to potential buyers could be materially and adversely affected.

If we are unable to retain a critical mass of suppliers and customers, our ability to grow our business will be adversely affected.

   Our business model depends in large part on our ability to build a critical mass of products and suppliers. To attract and maintain suppliers we must build a critical mass of customers. However, customers must perceive value in our purchasing solution which, in large part, depends upon the breadth of the product offerings from our suppliers. Creating a network effect, where the value to buyers and suppliers alike increases as the number of participants increases, is a key component of our strategy. If we are unable to increase the number of suppliers and draw more customers to our Web sites, we will not be able to benefit from this network effect. As a result, the overall value of our purchasing solution would be harmed, which would negatively affect our revenues and earnings.

If suppliers terminate their agreements with us, our product offerings may suffer.

   Following an initial one-year term, many of our standard supplier agreements may be terminated by either party on 90 days' notice. After expiration of the initial term, such suppliers may terminate or seek to renegotiate their agreements. If a significant number of suppliers terminate their agreements with us, the range of products we can offer would be adversely affected. The ability of suppliers to terminate their agreements may result in negotiating new agreement terms that are less favorable to us, which could have a material adverse effect on our earnings.

If our exclusive suppliers elect to terminate the exclusive nature of their agreements with us, our business could be adversely affected.

   Our exclusive supplier agreements have a five-year term, but the exclusive nature of such agreements may be terminated after 18 months. If a significant number of the exclusive suppliers terminate the exclusive nature of such agreements, the volume of our order flow will be reduced significantly. We may also be forced to negotiate new agreements with terms that are less favorable to us.

If we do not enter into definitive agreements by March 31, 2000 with several buyers and approximately 20 suppliers of scientific products that we have sent non-binding term sheets to, our business could be adversely affected.

   We have sent non-binding term sheets to several buyers and approximately 20 suppliers of scientific products. These non-binding term sheets will expire on or after March 31, 2000 if we do not enter into definitive agreements before such time. A failure to enter into mutually satisfactory definitive agreements with a significant number of these buyers and suppliers could have a material adverse effect on our business.

We have relied and continue to rely on a limited number of large customers for a significant portion of our revenues. Losing one or more of these customers may adversely affect our revenues.

   We expect that for the foreseeable future we will generate a significant portion of our revenues from a limited number of large customers. Further, our large customers are not obligated to use our purchasing solution exclusively or for any minimum number of transactions or dollar amounts. In addition, our contracts with our customers are for limited terms and our customers may discontinue use of our system at any time upon short notice and without penalty. If we lose any of our large customers or if we are unable to add new large customers, our revenues will not increase as expected. In addition, our reputation and brand name would be harmed. For the year ended December 31, 1999, two customers accounted for 34% and 14%, respectively, of our revenues.

Since we rely on third-party suppliers and carriers to fulfill orders for our customers, we have limited control over the timing and accuracy of order fulfillment. As a result, we may not be able to guarantee customer satisfaction.

   We do not carry inventory or directly supply products. As a result, we rely on our suppliers and carriers for rapid order fulfillment and other customer service functions to ensure buyer satisfaction. If our suppliers do not provide high quality customer service, our business reputation and customer satisfaction could be materially and adversely affected. Most of our supplier arrangements do not guarantee the availability of merchandise, establish guaranteed prices or require continuity of pricing practices. As a result, we have little or no control over the fulfillment of buyers' orders. In order to be successful, we must maintain relationships with suppliers that will produce, stock and deliver high quality products to buyers through our Web sites.

   We rely on third-party carriers to ensure accurate and timely delivery of products to buyers. Although suppliers are responsible for product shipment, we designate the carrier and are responsible for carrier charges. We cannot be certain that our carriers will consistently provide high quality performance. If our carriers fail to deliver products accurately and on a timely basis, our reputation and business could be materially and adversely affected.

If our Web sites and transaction processing systems are not able to adequately service increasing traffic levels, our ability to satisfy our customers and maintain revenue growth may suffer.

   Our success depends in large part on the number of buyers who use our Web sites to purchase scientific supplies and products. Accordingly, our Web sites, transaction-processing systems and network infrastructure must be able to service increasing traffic levels while maintaining adequate buyer service levels. Any system interruptions or delays in our transaction system would reduce the volume of sales and the attractiveness of our service offerings, which could have a material adverse effect on our customer satisfaction and our ability to maintain revenue growth. We have experienced infrequent system interruptions in the past during implementation of system upgrades. These interruptions could continue to occur from time to time and could have a material adverse effect on our service offerings. Substantial increases in the volume of traffic on our Web sites or the number of purchases made by buyers will require expansion and upgrades of our technology, transaction-processing systems and network infrastructure. We cannot be certain that our transaction-processing systems and network infrastructure will be able to accommodate traffic in the future.

If we are not able to successfully integrate our systems with the internal systems of our key suppliers and buyers, our operating costs and relationships with our suppliers and buyers will be adversely affected.

   A key component of all services is the efficiencies created for suppliers and buyers through our online systems. In order to create these efficiencies, it will often be necessary that our systems integrate with each major supplier's and buyer's internal systems, such as inventory, customer service, technical service, freight programs and financial systems. In addition, there is little uniformity in the systems used by our suppliers and buyers. The integration with our suppliers' systems also involves the downloading of a significant amount of data, which increases the resources needed to execute the integration. If these systems are not successfully integrated, our operating costs and relationships with our suppliers and buyers would be adversely affected, which could have a material adverse effect on our financial condition and results of operations.

Our computer and telecommunications systems are in a single location, which makes them more vulnerable to damage or interruption.

   Substantially all of our computer and telecommunications systems are located in the same geographic area. These systems are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins and similar events. While we have business interruption insurance, this coverage may not adequately compensate us for lost business. Although we have implemented network security measures, our systems, like all systems, are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. These disruptions could lead to interruptions, delays, loss of data or the inability to accept and confirm buyer purchases. Any of these occurrences could have a material adverse effect on our revenues.

If our exclusive sales representative does not perform adequately, our advertising revenues could be adversely affected.

   To date, a significant portion of our revenues has come from the sale of print and online advertising to our suppliers, although we expect advertising revenue as a percentage of total revenue to decrease significantly in the future. Cahners Business Information is the exclusive sales representative for online advertising on our Web sites and for print advertising in our Source Book. Accordingly, our advertising revenues are highly dependent on the success of Cahners' efforts. We cannot assure you that Cahners will be successful in selling advertising for us.

We bear the risk of credit sales on our Web sites, which could put a significant strain on our liquidity and capital resources.

   Our supplier agreements generally require us to pay the supplier for any orders processed through our Web sites as we usually take title to these products at the time of shipment. Accordingly, if a buyer fails to pay for the products it purchased, we would be obligated to pay the supplier. Thus, we bear the risk of collection. We also may be required to refund payments to buyers for products returned to the supplier. Slow payment by buyers for products purchased would negatively impact our cash flows. As our transaction volume and average transaction size grow, these risks will increase. We generally do not process an order from a buyer without a credit card or other payment confirmation although we do extend credit terms to certain qualified buyers. However, we cannot be certain that our credit confirmation practices will be effective to protect us against these payment obligations. If a significant number of buyers default on their payment obligations, or suppliers fail to refund payments to us for products returned by our buyers, or buyers do not pay their obligations to us on time, we could incur significant and immediate cash payment obligations or suffer significant cash flow constraints. These obligations could put a significant strain on our liquidity and capital resources, which could prevent us from using our working capital to further expand our business or require us to obtain additional financing.

If we are not able to effectively manage our growth, our business may suffer.

   We are rapidly expanding our operations. In particular, we have significantly expanded our operations and sales, marketing and technology staffs. We have also expanded our management and administration to support this growth. We expect this expansion to continue at an accelerated rate. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. For example, we may be unable to increase the scale of our operations (including order fulfillment, customer service, transaction processing and other "back office" operations) to account for the increase in transaction volume that our supplier and buyer growth creates. If we are unable to manage the growth of our business effectively, our earnings could be materially and adversely affected.

   We have also recently entered into an agreement to acquire EMAX. If the acquisition is completed, we could have difficulty in effectively assimilating and integrating EMAX into our operations. Any difficulties in this process could disrupt our ongoing business, distract our management, increase our expenses and otherwise adversely affect our business.

   Many of our employees have only recently joined us. Additionally, several of our key executives have been employed by us for one year or less. If our employees do not work well together or some of our employees do not succeed in their designated roles, our financial condition and results of operations could be materially adversely affected. We cannot be certain that our management, operational and financial resources will be adequate to support our future operations.

If we fail to attract and retain key employees, our business may suffer.

   A key factor of our success will be the continued services and performance of our executive officers and other key personnel. If we lose the services of any of our executive officers, our financial condition and results of operations could be materially and adversely affected. We do not have long-term employment agreements with any of our key personnel. Our success also depends upon our ability to identify, hire and retain other highly skilled technical, managerial, editorial, marketing and customer service professionals. Competition for this personnel is intense. In particular, it is important that we hire additional customer service personnel in order to maintain high quality service and maintain buyer and supplier loyalty. We cannot be certain of our ability to identify, hire and retain sufficiently qualified personnel. For example, we may encounter difficulties in attracting a sufficient number of qualified software developers and operations personnel for our online services and transaction-processing systems. Failure to identify, hire and retain necessary technical, managerial, editorial, merchandising, marketing and buyer service personnel could have a material adverse effect on our financial condition and results of operations.

If we are unable to adapt our services to rapid technological change in online commerce, our revenues and profits could be materially and adversely affected.

   The Internet and the online commerce industry undergo rapid changes in technology, products and services, user profiles and operating standards. These changes could render our Web sites and proprietary technology and systems obsolete. We must continually improve the performance, features and reliability of our online services, particularly in response to our competition. Our success will depend, in part, on our ability to:

  . enhance our existing services;

  . develop new services and technology that address the increasingly sophisticated and varied needs of our target markets; and

  . respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

   We cannot be certain of our success in accomplishing the foregoing. If we are unable, for technical, legal, financial or other reasons, to adapt to changing market conditions or buyer requirements, our market share could be materially adversely affected.

We may become exposed to product liability claims, which could result in substantial costs and liability.

   The sale of scientific products involves the risk of product liability claims. We face potential liability for claims based on the type and adequacy of the information and data that suppliers publish on our Web sites as well as the nature of the products that are sold through our Web sites, including claims for breach of warranty, product liability, misrepresentation, violation of governmental regulations and other commercial claims. Although we maintain general liability insurance and product liability insurance, our insurance may not cover some claims and may not be adequate to fully indemnify us for liabilities that may be imposed. A product liability claim against us, if successful, could result in a significant liability that would have a material adverse effect on our liquidity and capital resources. In addition, even the successful defense of a product liability claim could result in substantial costs and diversion of our management's efforts.

We will be liable for any third party claims that may rise against EMAX including claims related to important proprietary rights regarding EMAX's technology. These claims could adversely affect our business.

   In our acquisition of EMAX, we are acquiring important proprietary rights that are embodied in its software technology. This software technology is not patented and existing copyright laws offer only limited practical protection. By virtue of this acquisition, we will be liable for any third-party claims that may arise against EMAX in relation to their proprietary rights or contracts with suppliers and customers. While we have investigated EMAX's proprietary rights and business practices, we cannot be certain that ownership, infringement or other claims will not arise against EMAX. A successful claim by a third-party could result in significant liability on our part and could materially and adversely affect the value of the technology that we are acquiring. As a precaution, a portion of the purchase price for EMAX has been deposited into an escrow fund. If we become liable for any claims against EMAX, we may be entitled to compensation from this escrow fund. However, this escrow fund will terminate after two years and may not be sufficient to adequately compensate us for any claims that do arise.

If we are not able to offer new services, we may not be able to maintain revenue growth.

   We plan to introduce new and expanded services and to expand our third-party relationships in order to attract more buyers and suppliers to our Web sites and increase transaction volume. We cannot be certain that we will be able to offer these services in a cost-effective or timely manner. Any new services that are not favorably received by buyers or suppliers could damage our reputation or brand name. Expansion of our services will require us to devote a significant amount of time and money and may strain our management, financial and operating resources. The failure to generate profits from our expanded services could have a material adverse effect on our earnings.

The content of our Web sites may expose us to various claims, which could result in substantial costs and liabilities.

   Our Web sites contain information concerning the products offered by suppliers, including product descriptions, specifications and pricing. This information is provided by suppliers and we generally do not independently verify this information. As a result, we could potentially face liability for fraud, negligence, copyright, patent or trademark infringement and other claims based on the information contained on our Web sites. A successful claim could subject us to significant liability that would have a material adverse effect on our liquidity and capital resources. In addition, even the successful defense of a claim could result in substantial costs and division of our management's efforts and damage to our brand perception by our customers.

If we are unable to protect our intellectual property rights, our business could be materially and adversely affected.

   Our software technology is not patented and existing copyright laws offer only limited practical protection. We cannot guarantee that the legal protections that we rely on will be adequate to prevent misappropriation of our technology. Also, these protections do not prevent independent third-party development of competitive products or services. Failure to protect against the misappropriation of our intellectual property could have a material adverse effect on our business operations.

We are dependent on proprietary technology licensed from third parties, the loss of which could be costly.

   We license a portion of the content for our online services from third parties. Additionally, we intend to license a significant portion of our transaction fulfillment systems from third parties. These third-party content licenses may not be available to us on favorable terms, or at all, in the future. In addition, we must be able to successfully integrate this content in a timely and cost-effective manner to create an effective finished product. If we fail to obtain necessary content on favorable terms or are unable to successfully integrate this content or if we are unable to continue to license our order fulfillment transaction systems on favorable terms, it could have a material adverse effect on our business operations.

Our products, trademarks and other proprietary rights may infringe on the proprietary rights of third parties, which may expose us to litigation.

   While we believe that our products, trademarks and other proprietary rights do not infringe upon the proprietary rights of third parties, we cannot provide any guarantees about the third-party products that are sold on our Web sites or guarantee that third parties will not assert infringement claims against us in the future or that any such assertion will not require us to enter into a license agreement or royalty agreement with the party asserting a claim. If the third-party products sold on our Web sites infringe the proprietary rights of third parties, we may be deemed to infringe those rights by selling such products. Even the successful defense of an infringement claim could result in substantial costs and diversion of our management's efforts.

The failure to integrate successfully businesses that we have acquired or may acquire could adversely affect our business.

   We have acquired and intend to continue to acquire complementary businesses. In particular, we acquired BioSupplyNet, Inc. in 1998, Internet Auctioneers International, Inc. in 1999 and SciCentral.com, Inc. and Intralogix, Inc. in 2000. We have also entered into an agreement to acquire EMAX. An element of our strategy is to broaden the scope and content of our products and services through the acquisition of existing products, technologies, services and businesses. Acquisitions entail numerous risks, including:

  . the integration of new operations, products, services and personnel;

  . the diversion of resources from our existing businesses, sites and technologies;

  . the inability to generate revenues from new products and services sufficient to offset associated acquisition costs;

  . the maintenance of uniform standards, controls, procedures and policies;

  . accounting effects that may adversely affect our financial results;

  . the impairment of employee and customer relations as a result of any integration of new management personnel;

  . dilution to existing stockholders from the issuance of equity securities;
    and

  . liabilities or other problems associated with an acquired business.

   We may have difficulty in effectively assimilating and integrating these, or any future joint ventures, acquisitions or alliances, into our operations. Any difficulties in the process could disrupt our ongoing business, distract our management and employees, increase our expenses and otherwise adversely effect our business. Any problems we encounter in connection with our acquisitions could have a material adverse effect on our business.

Our planned international expansion will require significant financial resources and management attention and could have a negative effect on our earnings.

   We intend to invest resources and capital to expand internationally. As a result, we may need to establish international operations, hire additional personnel and establish relationships with additional suppliers and customers. This expansion will require significant financial resources and management attention and could have a negative effect on our earnings. We cannot assure you that we will be successful in creating international demand for our e-commerce solutions and services. In addition, our international business may be subject to a variety of risks, including, among other things, increased costs associated with maintaining international marketing efforts, applicable government regulation, fluctuations in foreign currency, difficulties in collecting international accounts receivable and the enforcement of intellectual property rights. We cannot assure you that these factors will not have an adverse effect on future international sales and earnings. In addition, we are currently contemplating registering our trademarks in other countries. We cannot assure you that we will be able to do so.

We rely on our suppliers and carriers in complying with government regulations regarding the sale and distribution of regulated products, and their failure to so comply could result in substantial civil and criminal liability.

   Many of the products offered through our Web sites are subject to direct regulation by governmental agencies, which includes numerous laws and regulations generally applicable to the chemical, pharmaceutical, controlled substances, human and biological reagents, nuclear chemical businesses, and environmental spills. Because of our presence in the distribution chain, we may be subject to significant liability for violations of these regulations regardless of our actual involvement in a violation. We could be fined or exposed to civil or criminal liability, including monetary fines and injunctions for any violations. We have historically relied, and will in the future rely, upon our suppliers to meet all packaging, distribution, labeling, hazard and health information notices to purchasers, record keeping and licensing requirements applicable to transactions conducted through our system. In addition, we rely upon our carriers to comply with regulations regarding the shipment of hazardous materials sold through our system. We cannot assure you that our suppliers and carriers will comply with all applicable government regulations.

                         Risks Relating To Our Industry

Our future revenue growth would be adversely affected by a reduction in spending in the scientific products industry.

   We derive substantially all of our revenue from the scientific products industry. We expect our future growth to depend on spending levels in this industry. Any reduction in spending in the scientific products industry would have a material adverse effect on our revenues.

Unless Web-based purchasing achieves widespread acceptance, we will have difficulty achieving revenue growth.

   Use of the Internet to purchase products, particularly in the scientific products market, is at an early stage of development. Convincing buyers to purchase scientific products online may be particularly difficult as such buyers have traditionally relied on distributors of scientific products and mail order catalogs to purchase their scientific products. If the use of e-commerce services does not grow in the future, our Web site traffic and resulting revenue could be materially and adversely affected.

   The continued growth of e-commerce services is dependent upon a number of factors that are beyond our control, including the following:

  .  continued growth in the number of buyers who use e-commerce services;

  .  continued development of transaction security technology;

  .  continued development of e-commerce technology;

  . continued development and successful implementation of enterprise software solutions;

  . emergence of standard and common nomenclature and methodology for e-commerce; and

  .  development of complementary services and products.

The online scientific products market is highly competitive, which makes achieving market share and profitability more difficult.

   The online scientific products market is new, rapidly evolving and intensely competitive. Our primary competition includes e-commerce providers, online scientific communities and suppliers' e-commerce initiatives.

   Competition is likely to intensify as this market matures. As competitive conditions intensify, competitors may:

  . enter into strategic or commercial relationships with larger, more established and well-financed companies;

  .  secure services and products from suppliers on more favorable terms;

  .  devote greater resources to marketing and promotional campaigns;

  .  secure exclusive deals with buyers that impede our sales; and

  .  devote substantially more resources to Web site and systems development.

   In addition, new technologies and the expansion of existing technologies may increase competitive pressures. As a result of increased competition, we may experience reduced operating margins, as well as loss of market share and brand recognition. We may not be able to compete successfully against current and future competitors. These competitive pressures could have a material adverse effect on our revenue growth and earnings.

Online commerce and database security concerns could adversely affect traffic on our Web sites and our revenues.

   The secure transmission of confidential information over public networks is a fundamental requirement for online commerce. Concerns over the security of transactions and commercial online services and other privacy issues may also inhibit the growth of the Internet and the online commerce industry. We license encryption and authentication technology for the transmission of confidential information, such as buyer credit card numbers, through our online system. In addition, we maintain an extensive confidential database of buyer profiles and transaction information. Technological advances, including new discoveries in the field of cryptography, could result in a compromise or breach of our security systems. Security breaches could have a material adverse effect on our reputation, financial condition and results of operations. An intruder who breaches our security measures could misappropriate proprietary information or cause interruptions in our operations. We could be required to spend a significant amount of time and money to protect against security breaches or to alleviate problems caused by such breaches. Security breaches could also expose us to a risk of loss or litigation and possible liability. We cannot be certain that our security measures will prevent security breaches.

Additional regulation of online commerce could adversely affect demand for our products and services.

   There are currently few laws and regulations directly applicable to the Internet and e-commerce services. However, we expect that additional regulation may be adopted covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. In addition, the growth and development of e-commerce may prompt calls for more stringent buyer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or commercial online services, which could, in turn, decrease the demand for our products and services. Additional regulation could also increase our cost of doing business.

The application of sales and other taxes to online commerce could adversely affect demand for our products and services and are administratively burdensome.

   The application of sales and other taxes by state and local governments to online commerce is uncertain and may take years to resolve. In particular, the federal government and a number of states are currently reviewing the appropriate tax treatment of online commerce, and new federal laws or state tax regulations may subject us and/or the suppliers and buyers that use our Web sites to additional state sales and income taxes. The imposition of additional sales taxes on transactions conducted through our Web sites could make this service less valuable to buyers and adversely impact transaction volume. The imposition of any such taxes or other regulations could have a material adverse effect on our revenues and earnings. In addition, the collection and payment of such taxes may cause us to incur significant administrative effort and expense. Our failure to properly collect and pay such taxes in any jurisdiction could subject us to penalties that could adversely affect our earnings.

                         Risks Relating To Our Offering

Investors will incur immediate dilution and may experience further dilution.

   The public offering price of our common stock is substantially higher than the net tangible book value per share of the outstanding common stock immediately after the offering. If you purchase common stock in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value per share of the common stock from the price you pay for common stock. We also have a large number of options and warrants to purchase the common stock with exercise prices significantly below the public offering price of our common stock. To the extent these options and warrants are exercised, there will be further substantial dilution. See "Dilution."

Significant fluctuation in the market price of our common stock could result in securities class action claims against us.

   Significant price and value fluctuations have occurred with respect to the securities of Internet-related companies. Our common stock price is likely to be volatile in the future. In the past, following periods of downward volatility in the market price of a company's securities, class action litigation has often been pursued against such companies. If similar litigation were pursued against us, it could result in substantial costs and a diversion of our management's attention and resources.

                           FORWARD-LOOKING STATEMENTS

   Some of the statements contained in this prospectus contain forward-looking information. These statements are found in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus. They include statements concerning:

  .  our business strategy;

  .  liquidity and capital expenditures;

  .  our use of the proceeds of the offering;

  .  future sources and nature of revenues;

  .  future expenses and investments;

  .  future profitability;

  .  expansion of our products and services;

  .  sales trends;

  .  trends in Internet activity generally;

  .  year 2000 preparations;

  .  trends in government regulation; and

  .  payment of dividends.

   You can identify these statements by forward-looking words such as "expect," "anticipate," "believe," "goal," "plan," "intend," "estimate," "predict," "potential," "continue," "may," "will," and "should" or similar words. You should be aware that these statements are subject to known and unknown risks, uncertainties and other factors, including those discussed in the section entitled "Risk Factors," that could cause the actual results to differ materially from those suggested by the forward-looking statements.

                                USE OF PROCEEDS

   The net proceeds to us from this offering, after deducting the underwriting discounts and offering expenses payable by us, will be approximately $136.4 million, or $190.9 million if the underwriters exercise their over-allotment option in full, based upon an estimated public offering price of $72.125 per share. We will not receive any proceeds from the sale of shares by the selling stockholders.

   As of the date of this prospectus, we have not made any specific plans with respect to the proceeds of this offering. Therefore, we cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering. We intend to use the net proceeds from this offering to expand our sales and marketing efforts, enhance our technology and add to our online content and for general corporate purposes, including working capital needs. We also may use a portion of the net proceeds of this offering to acquire or invest in complementary businesses or technologies, although we have no present commitments or agreements with respect to any material acquisition or investment. Pending the application of the proceeds towards one of the above uses, we intend to invest the net offering proceeds in short-term, interest-bearing, investment-grade securities.

   The description above represents our present intentions based upon present plans and business conditions. They may vary significantly and are subject to change at our discretion depending upon certain factors, including economic or industry conditions, changes in the competitive environment and strategic opportunities that may arise.

                          PRICE RANGE OF COMMON STOCK

   Since November 19, 1999 our common stock has been traded on The Nasdaq National Market under the symbol "SQST." The price per share reflected in the table below represents the range of low and high last sale trading prices for our common stock as reported by The Nasdaq Stock Market for the quarters indicated:

                                                   Price Range of Common Stock
                                                   -----------------------------
                                                     High Price      Low Price
   Year Ending December 31, 1999
    Fourth Quarter (from November 19, 1999).......        $84.125         $27.375
   Year Ending December 31, 2000
    First Quarter (through March 13, 2000)........  $      83.875   $      56.000

   As of March 10, 2000, the last sale trading price of our common stock as reported on the Nasdaq National
Market was $72.125. As of February 29, 2000, there were approximately 260 holders of record of our common stock.

                                DIVIDEND POLICY

   We have never declared or paid cash dividends on our capital stock and we do not anticipate declaring or paying any cash dividends for the foreseeable future. We currently expect to retain all earnings, if any, for investment in our business.

                                CAPITALIZATION

   The following table sets forth our capitalization as of December 31, 1999. Our capitalization is presented:

  .  on an actual basis;

  . on an unaudited pro forma basis to reflect the proposed acquisition of EMAX as if it occurred on December 31, 1999; and

  . on an unaudited pro forma as adjusted basis to reflect our receipt of the net proceeds from our sale of 2,000,000 shares of common stock at an estimated public offering price of $72.125 per share, after deducting underwriting discounts and commissions and offering expenses payable by us.

                                                   As of December 31, 1999
                                               ---------------------------------
                                                                      Pro Forma
                                                Actual    Pro Forma  As Adjusted
                                                       (In Thousands)
Debt and capital lease obligations, long-term
 portion.....................................  $   1,191  $   1,474   $  1,474
Stockholders' equity:
 Preferred stock, undesignated, $0.001 par
  value, 10,000,000 shares authorized; no
  shares issued or outstanding actual; no
  shares, issued or outstanding pro forma or
  pro forma as adjusted......................        --         --         --
 Common stock, $0.001 par value; 90,000,000
  shares authorized; 26,353,652 shares issued
  and outstanding actual; 28,295,714 shares
  issued and outstanding pro forma;
  30,295,714 shares issued and outstanding
  pro forma as adjusted......................         26         28         30
 Additional paid-in capital..................    591,841    737,602    874,013
 Deferred compensation.......................    (12,276)   (12,276)   (12,276)
 Deferred customer acquisition costs.........   (391,138)  (391,138)  (391,138)
 Accumulated other comprehensive loss........        --          (3)        (3)
 Accumulated deficit.........................    (38,634)   (38,634)   (38,634)
                                               ---------  ---------   --------
 Total stockholders' equity..................    149,819    295,579    431,992
                                               ---------  ---------   --------
  Total capitalization.......................  $ 151,010  $ 297,053   $433,466
                                               =========  =========   ========

                                    DILUTION

   Our net tangible book value as of December 31, 1999 was $ 146.7 million, or $5.57 per share. Our net tangible book value per share is equal to the amount of our total assets less intangible assets and less total liabilities, divided by the number of shares of common stock outstanding as of December 31, 1999.

   Assuming that we sell the 2,000,000 shares offered by us at a public offering price of $72.125 per share, after deducting estimated underwriting fees and estimated offering expenses payable by us, our net tangible book value as of December 31, 1999 would have been $ 283.1 million, or $ 9.98 per share. This represents an immediate increase in net tangible book value of $4.41 per share to existing stockholders and an immediate dilution in net tangible book value of $62.14 per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

   Assumed public offering price per share.....................        $72.125
    Net tangible book value per share as of December 31, 1999.. $5.57
    Increase in net tangible book value per share attributable to new investors..........................................  4.41
                                                                -----
   Net tangible book value per share after this offering.......           9.98
                                                                       -------
   Dilution per share to investors purchasing shares in this
    offering...................................................        $ 62.14
                                                                       =======

   Assuming that we complete the acquisition of EMAX, our net tangible book value at December 31, 1999, after this offering and the acquisition of EMAX would have been $283.9 million or $9.37 per share.

   The discussion and table assumes no exercise of options outstanding under our stock option plans and no exercise of warrants that will remain outstanding after this offering. As of December 31, 1999, there were 2,193,724 shares of common stock reserved for issuance upon exercise of outstanding options granted under our stock option plans, at exercise prices ranging from $0.002 to $47.50 per share and a weighted average exercise price of $11.74 per share. There were also 5,889,303 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 1999 at a weighted average exercise price of $1.01 per share. The exercise of these options and warrants will have the effect of increasing the dilution per share to new investors in this offering.

                  UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

   The unaudited pro forma combined balance sheet and statement of operations data as of and for the year ended December 31, 1999 combines the historical balance sheets and statement of operations of SciQuest.com and EMAX Solution Partners, Inc. as if the proposed acquisition of EMAX had been completed on December 31, 1999 and January 1, 1999, respectively. We expect to issue approximately 1,999,833 shares of common stock in the acquisition, which will be accounted for using the purchase method of accounting. The unaudited pro forma balance sheet and statement of operations and the accompanying notes should be read in conjunction with the historical financial statements (including the related notes) of SciQuest.com and EMAX appearing elsewhere in this prospectus, and Management's Discussion and Analysis of Financial Condition and Results of Operations.

   The pro forma adjustments reflecting the consummation of the acquisition are based on the purchase method of accounting, available financial information and certain estimates and assumptions set forth in the notes to the unaudited pro forma balance sheet and statement of operations data. The unaudited pro forma balance sheet and statement of operations data reflects our management's best estimates; however, the actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to various factors, including, without limitation, access to additional information and changes in value. The pro forma adjustments do not reflect any operating efficiencies or cost savings that may be achievable with respect to the combined businesses of SciQuest.com and EMAX. The pro forma net loss per common share reflects the conversion of our preferred stock into common stock, which occurred upon the closing of our initial public offering on November 19, 1999, as if such conversion occurred on January 1, 1999, or the date of issuance of the preferred stock, if later, and the acquisition of EMAX.

   The unaudited pro forma statement of operations data for the year ended December 31, 1999 do not purport to represent what the actual results of the combined businesses would have been if the acquisition of EMAX had occurred on January 1, 1999, nor does this information purport to project our results for any future period. We cannot assure you that we will complete the acquisition of EMAX. We have entered into an acquisition agreement to acquire EMAX. The acquisition agreement is subject to many closing conditions, the satisfaction of which may be beyond our control. Therefore, we may not be able to complete the acquisition in a timely manner or at all.

          UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS DATA

                                           Year Ended December 31, 1999
                          ----------------------------------------------------------------------
                                                                    Pro Forma        Pro Forma
                          SciQuest.com     EMAX        Combined     Adjustment        Combined
                           (audited)     (audited)   (unaudited)   (unaudited)      (unaudited)

Product and advertising
 revenue................  $  3,882,441  $       --   $  3,882,441  $        --      $  3,882,441
Software license,
 consulting and
 maintenance revenue....           --     6,993,464     6,993,464           --         6,993,464
                          ------------  -----------  ------------  ------------     ------------
 Total revenues.........     3,882,441    6,993,464    10,875,905           --        10,875,905
Cost of product and
 advertising revenues...     3,426,692          --      3,426,692           --         3,426,692
                          ------------  -----------  ------------  ------------     ------------
 Gross profit...........       455,749    6,993,464     7,449,213           --         7,449,213
                          ------------  -----------  ------------  ------------     ------------
Operating expenses:
 Development............     9,008,261          --      9,008,261     5,481,348 (b)   14,489,609
 Sales and marketing....    10,206,133          --     10,206,133     1,826,278 (b)   12,034,411
 General and
  administrative........     7,075,907          --      7,075,907     2,346,206 (b)    9,422,113
 Operating costs and
  expenses..............           --     5,243,969     5,243,969    (5,243,969)(b)          --
 Selling, general and
  administrative........           --     4,411,863     4,411,863    (4,411,863)(b)          --
 Stock based non-cash
  employee compensation.       323,676          --        323,676           --           323,676
 Stock based non-cash
  customer acquisition
  costs.................     9,107,753          --      9,107,753           --         9,107,753
 Amortization of
  goodwill .............           --           --            --     47,946,581 (a)   47,946,581
                          ------------  -----------  ------------  ------------     ------------
 Total operating
  expenses..............    35,721,730    9,655,832    45,377,562    47,946,581       93,324,143
                          ------------  -----------  ------------  ------------     ------------
Operating loss..........   (35,265,981)  (2,662,368)  (37,928,349)  (47,946,581)     (85,874,930)
Other income (expense),
 net....................     1,869,124      212,141     2,081,265           --         2,081,265
                          ------------  -----------  ------------  ------------     ------------
Loss before income
 taxes..................   (33,396,857)  (2,450,227) (35,847,084)   (47,946,581)     (83,793,665)
Income tax benefit......       218,780          --        218,780           --           218,780
                          ------------  -----------  ------------  ------------     ------------
Net loss................  $(33,178,077) $(2,450,227) $(35,628,304) $(47,946,581)    $(83,574,885)
                          ============  ===========  ============  ============     ============
Pro forma net loss per
 common share--basic and
 diluted................  $      (2.09)                                             $      (4.68)
Pro forma weighted
 average common shares
 outstanding............    15,846,189                                                17,846,022

----------------
(a) Reflects the amortization of the goodwill and intangible assets recorded in the acquisition of EMAX using a three year life assuming that the acquisition occurred on January 1, 1999.
(b) Reflects the reclassification of the operating expenses of EMAX to conform to our method of presentation.

                  UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                                  December 31, 1999
                          -------------------------------------------------------------------------
                                                                      Pro Forma         Pro Forma
                          SciQuest.com      EMAX        Combined      Adjustment        Combined
                            (audited)     (audited)    (unaudited)   (unaudited)       (unaudited)
Assets
Current assets:
 Cash and cash
  equivalents...........  $  98,126,414  $ 2,066,284  $ 100,192,698  $         --     $ 100,192,698
 Short-term investments.     24,285,293           --     24,285,293            --        24,285,293
 Accounts receivable....      1,771,634    1,767,092      3,538,726            --         3,538,726
 Prepaid expenses and
  other assets..........      1,625,355      120,508      1,745,863            --         1,745,863
                          -------------  -----------  -------------  ------------     -------------
 Total current assets...    125,808,696    3,953,884    129,762,580            --       128,762,580
                          -------------  -----------  -------------  ------------     -------------
Long-term investments...     23,592,483           --     23,592,483            --        23,592,483
Property and equipment,
 net....................      2,869,423      697,252      3,566,675            --         3,566,675
Capitalized development
 costs, net.............      1,392,085           --      1,392,085            --         1,392,085
Goodwill and other
 intangibles............             --           --             --   143,839,743 (b)   143,839,743
Other assets............      3,238,997      115,958      3,354,955            --         3,354,955
                          -------------  -----------  -------------  ------------     -------------
 Total assets...........  $ 156,901,684  $ 4,767,094  $ 161,668,778  $143,839,743     $ 305,508,521
                          =============  ===========  =============  ============     =============
Liabilities and
 Stockholders' Equity
 (Deficit)
Current Liabilities:
 Accounts payable.......  $   4,250,978  $     6,923  $   4,257,901  $         --     $   4,257,901
 Accrued liabilities....      1,111,395      810,738      1,922,133            --         1,922,133
 Deferred revenue.......             --    1,569,080      1,569,080            --         1,569,080
 Current maturities of
  capital lease
  obligations...........        463,141      176,625        639,766            --           639,766
 Current maturities of
  notes payable.........             --           --             --            --                --
                          -------------  -----------  -------------  ------------     -------------
 Total current
  liabilities...........      5,825,514    2,563,366      8,388,880            --         8,388,880
                          -------------  -----------  -------------  ------------     -------------
Deferred stock issuance.             --    1,000,000      1,000,000    (1,000,000)(c)            --
Deferred income taxes...         66,225           --         66,225            --            66,225
Capital lease
 obligations, less
 current maturities.....      1,190,786      283,057      1,473,843            --         1,473,843
Stockholders' equity
 (deficit):                                                                    --
 Preferred stock........             --      160,799        160,799      (160,799)(c)            --
 Common stock...........         26,354        2,308         28,662         2,000 (b)        28,354
                                                                           (2,308)(c)
 Additional paid-in
  capital...............    591,841,571   10,240,358    602,085,529   145,760,813 (b)   737,602,384
                                                                      (10,240,358)(c)
 Treasury stock.........             --       (5,296)        (8,896)        5,296 (c)            --
 Notes receivable from
  officers..............             --      (16,667)       (16,667)       16,667 (c)            --
 Deferred compensation..    (12,276,151)          --    (12,276,151)           --       (12,276,151)
 Deferred customer
  acquisition costs.....   (391,138,705)          --   (391,138,705)           --      (391,138,705)
 Accumulated other
  comprehensive loss....             --       (2,398)        (2,398)           --            (2,398)
 Accumulated deficit....    (38,633,910)  (9,458,433)   (48,092,343)    9,458,433 (c)   (38,633,910)
                          -------------  -----------  -------------  ------------     -------------
 Total stockholders'
  equity................    149,819,159      920,671    150,739,830   144,839,743       295,579,573
                          -------------  -----------  -------------  ------------     -------------
 Total liabilities and
  stockholders' deficit.  $ 156,901,684  $ 4,767,094  $ 161,668,778  $143,839,743     $ 305,508,521
                          =============  ===========  =============  ============     =============

----------------
(b) Reflects the value of the 1,999,833 shares of our common stock issued to acquire EMAX as if the acquisition had been announced on March 8, 2000, based on the average closing price of our common stock of $72.8875 for the two day period immediately preceding and following March 8, 2000. This purchase price allocation is based on our best estimates, however, we intend to have an independent valuation performed to determine the actual allocation of the purchase price of EMAX. This allocation may result in a portion of the purchase price being expensed as acquired in-process research and development expense.
(c) Reflects the elimination of the stockholders' equity balances of EMAX as this acquisition will be accounted for using the purchase method of accounting and the repurchase of the intellectual property rights to the OPTIMA technology by EMAX in accordance with the terms of the agreement with Polar Investment Partners.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (In thousands, except per share data)

   Our selected financial data set forth below should be read in conjunction with our financial statements and accompanying notes appearing elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The historical statements of operations data for the years ended December 31, 1997, 1998 and 1999, and the historical balance sheet data as of December 31, 1998 and 1999 are derived from, and are qualified by reference to, our financial statements which are included herein, which have been audited by PricewaterhouseCoopers LLP. The historical statement of operations data for the year ended December 31, 1996 and the balance sheet data as of December 31, 1996 and 1997 are derived from our audited financial statements not included in this prospectus. Historical results are not necessarily indicative of results to be expected in the future.

                                            Year Ended December 31,
                                        ----------------------------------
                                         1996    1997    1998      1999
Statement of Operations Data:
Revenues............................... $  --   $  196  $   478  $   3,882
Cost of revenues.......................    --      --        42      3,426
                                        ------  ------  -------  ---------
 Gross profit..........................    --      196      436        456
Operating expenses:
 Development...........................     85     140    1,191      9,008
 Sales and marketing...................    150     257    1,706     10,206
 General and administrative............    301     457    1,104      7,076
 Stock based employee compensation.....    --      --       --         324
 Stock based customer acquisition
  costs................................    --      --       --       9,108
 Purchased in process research and
  development..........................    --      --       791        --
 Amortization of goodwill..............    --      --       --         --
                                        ------  ------  -------  ---------
Total operating expenses...............    536     854    4,792     35,722
                                        ------  ------  -------  ---------
Operating loss.........................   (536)   (658)  (4,356)   (35,266)
Net interest income (expense)..........     (9)    (32)      80      1,869
                                        ------  ------  -------  ---------
Loss before income taxes...............   (545)   (690)  (4,276)   (33,397)
Income tax benefit.....................    --      --        54        219
                                        ------  ------  -------  ---------
Net loss............................... $ (545) $ (690) $(4,222) $ (33,178)
                                        ======  ======  =======  =========
Pro forma net loss per common share--
 basic and
 diluted...............................                          $   (2.09)
Pro forma weighted average common
 shares
 outstanding...........................                             15,846
                                                                            ===
Net loss available to common
 stockholders.......................... $ (545) $ (690) $(4,550) $(112,467)
                                        ======  ======  =======  =========
Net loss per common share--basic and
 diluted............................... $(0.16) $(0.20) $ (1.33) $  (18.10)
Weighted average common shares
 outstanding...........................  3,412   3,412    3,412      6,215
                                              As of December 31,
                                        ----------------------------------
                                         1996    1997    1998      1999
Balance Sheet Data:
Cash and cash equivalents.............. $    9  $  331  $ 5,391  $  98,126
Working capital (deficit)..............   (227)    (28)   6,413    119,983
Total assets...........................     77     385    9,173    156,902
Long-term liabilities..................     66      79      385      1,257
Mandatorily redeemable convertible
 preferred stock.......................    --      --    10,883        --
Stockholders' equity (deficit).........   (254)    (81)  (3,102)   149,819

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes, which appear elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forwarding-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk Factors."

Overview

   SciQuest.com is a Web-based, interactive marketplace for scientific and laboratory products used by pharmaceutical, clinical, biotechnology, chemical, industrial and educational organizations worldwide. We have used our extensive industry expertise to design a marketplace that streamlines the traditionally inefficient scientific products supply chain. Our marketplace solutions allow buyers of scientific products to cross-search content and purchase products from multiple suppliers with a single order. Our approach does not give priority to any particular scientific products distributor, which allows us to create an open and scalable marketplace that we believe is more attractive to both buyers and sellers.

   We were incorporated in November 1995 and commenced operations in January 1996. During 1996, we focused on developing our business model and the required technology. We did not begin to recognize any revenues until 1997.

   On September 29, 1998, we acquired BioSupplyNet. This acquisition was accounted for using the purchase method of accounting with a total purchase price of approximately $2.0 million. BioSupplyNet publishes the Source Book, an annual printed catalogue of vendors of biomedical research supplies and equipment and scientific products for the biomedical research industry. In addition, at the time of acquisition, BioSupplyNet was in the process of developing e-commerce technology to allow research scientists, lab technicians and purchasing agents to quickly identify suppliers of specific scientific products. We intend to continue to enhance and develop this technology. Since the acquisition of BioSupplyNet, we have derived revenues from the sale of advertising in the Source Book.

   On July 30, 1999, we acquired all of the outstanding common stock of Internet Auctioneers International, Inc. for a total purchase price of $1.4 million. This acquisition was accounted for using the purchase method of accounting. Internet Auctioneers International provides auction services to laboratories for the sale of used equipment. We will receive a commission for performing these services, which will be recognized as revenues at the time the sale is finalized.

   On January 14, 2000, we acquired all of the outstanding capital stock of Intralogix, Inc. for a total purchase price of $2.1 million, which included the issuance of 26,930 shares of our common stock, $192,000 in cash and the assumption of $73,000 in liabilities. Intralogix, Inc. provides tools that enable scientists to search, compare and purchase chromatography products for their research needs.

   On February 2, 2000, we acquired all of the outstanding capital stock of SciCentral, Inc. for a total purchase price of $2.5 million, which included the issuance of 40,000 shares of our common stock and the assumption of approximately $32,000 in net liabilities. SciCentral, Inc. provides users with a gateway to online science and technology resources, news and information.

   The Internet Auctioneers International, Inc., Intralogix, Inc. and SciCentral, Inc. acquisitions were not financially significant as they related to the purchase price or past results of operations of the acquired entities and therefore pro forma financial information has not been presented for these acquisitions. These acquisitions were accounted for using the purchase method of accounting.

   In October, November and December 1999, we entered into strategic relationships with a number of key suppliers and buyers of scientific products, whereby we issued warrants to these suppliers and buyers to purchase approximately 5,035,180 shares of common stock at an exercise price of $0.01 per share. These warrants will vest over a period of three to five years and will be exercisable until 2004. We have issued these warrants in connection with these agreements, as we believe that these relationships are an integral component of our business plan.

   These strategic relationships include agreements to be the exclusive third party provider of electronic marketplace services in the United States for a period of five years for ten key suppliers. Under the terms of these agreements, these suppliers are not required to sell a minimum amount of products through our electronic marketplace. The warrants to purchase our common stock that were issued in connection with these agreements vest over a four or five year period regardless of the level of sales by the suppliers through our electronic marketplace.

   These strategic relationships also include agreements with Dow Chemical Company and DuPont Pharmaceuticals Company to be their third party electronic aggregator for purchases of scientific products in North America for a period of three years. Although these buyers have agreed to use reasonable efforts to purchase at least $5.0 million of scientific products annually through our marketplace, there are no minimum purchase commitments. The warrants issued in connection with these relationships vest over a period of three years regardless of their level of purchases through our electronic marketplace.

   We have recorded deferred customer acquisition costs of approximately $400.2 million at December 31, 1999, related to the 5,035,180 warrants to purchase our common stock issued to these key suppliers and buyers of scientific products which is included as a separate component of stockholders' equity. Deferred customer acquisition costs are determined based on the difference between the closing trading price of our common stock and the $0.01 exercise price of the stock warrants. The amount of deferred customer acquisition costs recognized for all of the warrants issued to our key suppliers and buyers will be adjusted in future reporting periods based on changes in the fair value of the warrants until such date as the warrants are fully vested. Deferred customer acquisition costs will be amortized to operating expense over the term of the related contractual relationship, which in the case of the buyer agreements is three years and in the case of the supplier agreements is five years, using a cumulative catch up method.

   We have also agreed to issue to Dow Chemical Company and DuPont Pharmaceuticals Company additional incentive warrants to purchase shares of our common stock with an exercise price of $16.00 per share, the number of which will be based on each purchaser's volume of purchases through our marketplace during the years 2000, 2001 and 2002. These incentive warrants will be issued on February 15, 2001, 2002 and 2003, will be fully vested and exercisable upon issuance and will continue to be exercisable for a period of five years after the date of issuance. Deferred customer acquisition costs will be recognized at the date of issuance of these incentive warrants in an amount equal to the estimated fair value of the warrants at the date of issuance determined using the Black Scholes valuation model and will be amortized to operating expense over the remaining term of the strategic relationship with these key buyers.

   Revenues consist of (1) sales of scientific products in e-commerce transactions originating on our Web sites, (2) banner advertising revenues from our Web sites, (3) advertising revenues from the Source Book, and (4) commissions received from the auction of used scientific equipment. Prior to the launch of our e-commerce marketplace in April 1999, substantially all of our revenues were derived from advertising on our Web Sites and in the Source Book. Revenues from e-commerce transactions became a significant source of our revenues in the third quarter of 1999 and are expected to continue to increase. For the year ended December 31, 1999, two customers accounted for 34% and 14% of our revenues, respectively.

   We offer various Web-based solutions where potential buyers can cross-search content from multiple suppliers and build a multiple line item order for products from various suppliers. When a purchaser places an order through our marketplace, we purchase that item from the supplier at either a pre-negotiated price or at a discount from the supplier's list price and arrange for shipment to the purchaser. We take legal title to the products purchased at the date of shipment and relinquish title to our customers upon delivery. After the supplier ships the product, we begin the collection process by presenting a consolidated invoice to the buyer for the products and vendors represented in the order. Payment by the buyer to us is then made by credit card/procurement card or through a more traditional account setup and payment system. We bear all credit risk on sales that we make and we are obligated to pay the supplier of the products that we purchase regardless of whether we receive payment from the customer for the products. For each transaction, we recognize revenue in the amount of the sales price of the item to the purchaser and recognize the amount paid to the supplier plus shipping costs as cost of goods sold. The difference between revenues and cost of goods sold is our gross profit.

   Revenues from sales of scientific products in e-commerce transactions are recorded as product revenues and are recognized upon notification from our suppliers that the items ordered have been shipped to the customer. Product shipments are made on our designated carriers and we are responsible for shipping costs which are recorded as cost of revenues.

   Advertising revenues on banner contracts are recognized ratably over the period in which the advertisement is displayed. Revenues from advertising included in the Source Book are recognized at the date the Source Book is published and distributed. Advertising on our Web sites is sold by Cahners Business Information. Cahners will pay us a percentage of the total advertising revenues, which it receives.

Recent Developments

   In March 2000, we entered into an agreement to acquire EMAX, a provider of electronic research solutions designed to optimize pharmaceutical drug research operations and expedite drug discovery. The acquisition of EMAX will enable us to provide Internet-based solutions that are designed to streamline the drug discovery processes of our customers, including large pharmaceutical, biotechnology and life science companies, by integrating their supply chains with critical research processes.

   EMAX recognizes revenue from the sale of licenses to its software products, the implementation and customization of its software products and the sale of maintenance and support contracts. EMAX recognizes revenues from the sale of licenses to its software products and implementation and customization of these software products on a percentage of completion basis over the period of the customization and implementation services, which generally ranges from three to six months. EMAX recognizes revenues from the sale of maintenance and support contracts ratably over the period of the maintenance and support agreements, which is typically twelve months. Revenues from the sale of software licenses and implementation and customization of software products totaled $6.3 million for the year ended December 31, 1999 and revenues from maintenance and support contracts totaled $0.4 million for the same period.

   EMAX incurs costs to develop its software products for its own purposes and in addition incurs development costs in the customization of its software products for its customers. These costs are primarily comprised of salaries and related benefits for EMAX's employees. EMAX typically retains the intellectual property rights to modifications made to its software products for individual customers and is then able to offer these modifications to future customers. EMAX capitalizes its software development costs upon the achievement of technological feasibility and ceases capitalization when the software product is available for general release. To date, the achievement of technological feasibility and availability of EMAX's software products for general release have substantially coincided, therefore the amount of software development cost capitalized by EMAX has been deminimis. EMAX incurred $5.2 million and $4.4 million in development costs and selling, general and administrative expenses, respectively, during the year ended December 31, 1999.

   Assuming the acquisition of EMAX had occurred on January 1, 1999, our pro forma revenues, operating loss and net loss would have been $10.9 million, $85.9 million and $83.6 million, respectively. This represents an increase of $7.0 million in revenues, $52.6 million in operating loss and $52.4 million in net loss. These pro forma operating results are not necessarily indicative of what our results would have been had the acquisition of EMAX occurred on January 1, 1999, nor can our future combined operating results be predicted from these amounts. You should read the discussion of our pro forma operating results in conjunction with the pro forma financial statements included in this registration statement.

Results of Operations

   The following table sets forth certain operating data as a percentage of total revenues for the periods indicated.

                                                   Year Ended December 31,
                                                   ---------------------------
                                                    1997     1998       1999
Statement of Operations Data:
Revenues..........................................  100.0%    100.0%     100.0%
Cost of revenues..................................    --        8.8       88.3
                                                   ------   -------   --------
Gross profit......................................  100.0      91.2       11.7
                                                   ------   -------   --------
Operating expenses:
 Development......................................   71.6     249.3      232.0
 Sales and marketing..............................  130.7     357.0      262.9
 General and administrative.......................  232.7     231.0      182.2
 Stock based non-cash employee compensation.......    --        --         8.3
 Stock based non-cash customer acquisition........    --        --       234.6
 Purchased in process-research and development....    --      165.6        --
                                                   ------   -------   --------
Total operating expenses..........................  435.0   1,002.9      920.0
                                                   ------   -------   --------
Operating loss.................................... (335.0)   (911.7)    (908.3)
                                                   ------   -------   --------
Net interest income (expense).....................  (16.2)     16.7       48.1
                                                   ------   -------   --------
Loss before income taxes.......................... (351.2)   (895.0)    (860.2)
Income tax benefit................................    --       11.5        5.6
                                                   ------   -------   --------
Net loss.......................................... (351.2)   (883.5)    (854.6)
                                                   ------   -------   --------
Net loss available to common stockholders......... (357.2)%  (952.3)% (2,896.8)%
                                                   ======   =======   ========

Year Ended December 31, 1999 and 1998

 Revenues

   Revenues have been derived primarily from the sale of scientific products in e-commerce transactions, advertising revenues from the Source Book and banner advertising.

   Revenues increased to $3.9 million for the year ended December 31, 1999 from $0.5 million for the year ended December 31, 1998. This increase was primarily due to $3.0 million in revenues from the sale of scientific products in e-commerce transactions for the year ended December 31, 1999 as compared to zero for the year ended December 31, 1998 as our e-commerce marketplace was not implemented until April 1999. In addition, we had $0.8 million in advertising revenues generated by BioSupplyNet for the year ended December 31, 1999 compared to zero in the year ended December 31, 1998, as we did not acquire BioSupplyNet until September 29, 1998. This has been partially offset by a decline of $0.4 million in revenues from banner advertisements as the sale of banner advertisements is no longer a significant part of our business. Our 1998 revenues were primarily comprised of revenues from banner advertising.

 Cost of Revenues

   Cost of revenues consists of the purchase price of scientific products sold in e-commerce transactions and related shipping costs for these products, publishing and distribution costs related to the Source Book, and our Web site advertising development costs.

   Total cost of revenues increased to $3.4 million for the year ended December 31, 1999 from $42,000 for the year ended December 31, 1998. Cost of revenues increased primarily due to $3.0 million in costs related to the sale of scientific products in e-commerce transactions and $0.4 million in costs incurred related to BioSupplyNet's advertising revenues during the year ended December 31, 1999.

 Gross Profit

   Gross profit increased to $0.5 million for the year ended December 31, 1999 from $0.4 million for the year ended December 31, 1998. Gross profit increased by $35,000 as product sales began with the launch of the SciQuest.com marketplace in April 1999.

 Operating Expenses

   Development Expenses. Development expenses consist primarily of personnel and related costs to develop the data for, operate and maintain our Web sites and the amortization of our capitalized development costs. Development costs increased to $9.0 million for the year ended December 31, 1999 from $1.2 million for the year ended December 31, 1998. This increase resulted from additional expenses incurred to develop the e-commerce functionality of our e-commerce marketplace, including an increase in the development staff and the costs of continuing the development of the e-commerce technology acquired with BioSupplyNet. We expect that our development expenses will continue to increase as we add products from additional suppliers to our e-commerce marketplace, as we develop customized private Web sites for major customers and as we continue to experience rapid increases in the volume of transactions through our e-commerce marketplace. In addition, our development expenses will continue to increase as we amortize development costs related to the development of additional functionality for our Web sites and the completion of the development of the e-commerce technology acquired with BioSupplyNet which have previously been capitalized.

   Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries and other related costs for sales and marketing personnel, travel expenses, public relations expenses and marketing materials. Sales and marketing expenses increased to $10.2 million for the year ended December 31, 1999 from $1.7 million for the year ended December 31, 1998. This increase resulted primarily from the hiring of additional sales and marketing personnel to market our products and services and increased expenses to advertise and promote our e-commerce marketplace and to a lesser extent sales and marketing expenses related to BioSupplyNet and Internet Auctioneers International. We expect that our sales and marketing expenses will continue to increase in the next 12 months as we continue to add sales and marketing personnel, and as we continue to incur expenses to promote the services provided by our e-commerce marketplace.

   General and Administrative Expenses. General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including finance, accounting, legal, human resources, investor relations, facilities and information systems expenses. General and administrative expenses increased to $7.1 million for the year ended December 31, 1999 from $1.1 million for the year ended December 31, 1998. General and administrative expenses increased primarily as a result of increased payroll costs due to the increase in the number of general and administrative personnel, and an increase in professional fees and facilities costs incurred to support the growth of our business. In addition, we have experienced an increase in general and administrative costs as a result of becoming a public company in November 1999, such as investor relations costs and directors and officers insurance costs. We expect general and administrative expenses to continue to increase in the next 12 months as we add administrative personnel to support the growth of our business.

 Interest Income (Expense)

   Net interest income (expense) consists of interest income earned on cash deposited in money market accounts and invested in short and long term U.S. Government obligations reduced by interest expense incurred on notes payable and capital lease obligations. Net interest income (expense) increased to net interest income of $1.9 million for the year ended December 31, 1999 from net interest income of $0.1 million for the year ended

December 31, 1998. The increase in net interest income was primarily the result of interest earned on funds received from the sale of our series B mandatorily redeemable convertible preferred stock in September 1998, series D mandatorily redeemable convertible preferred stock in May and June 1999 and our initial public offering in November 1999.

 Income Tax Benefit

   Income tax benefit increased to $0.2 million for the year ended December 31, 1999 from $55,000 for the year ended December 31, 1998. The increase in income tax benefit was the result of the reduction in net deferred tax liabilities during the year ended December 31, 1999 due to the amortization of the goodwill and other intangible assets recorded with our acquisition of BioSupplyNet in September 1998.

 Net Loss Available to Common Stockholders

   Net loss available to common stockholders increased to $112.5 million for the year ended December 31, 1999 from $4.5 million for the year ended December 31, 1998. The increase in net loss available to common stockholders was due to the increase in our net loss of $29.0 million and the increase in accretion of mandatorily redeemable preferred stock to $79.3 million for the year ended December 31, 1999 from $0.3 million for the year ended December 31, 1998. Such increase accretion resulted from the accretion of our series B mandatorily redeemable convertible preferred stock to its estimated redemption amount at the effective date of our initial public offering, November 19, 1999, and accretion of our series D mandatorily redeemable convertible preferred stock to its redemption amount over the period from the date of issuance to the first redemption date. Our series B mandatorily redeemable convertible preferred stock had a redemption price that was variable in amount (see note 12 to our financial statements), and its carrying value was required to be adjusted to the estimated redemption amount at each balance sheet date rather than being accreted to the redemption amount over the period from date of issuance to the first redemption date. This resulted in accretion of $77.4 million on the series B mandatorily redeemable preferred stock being recognized during the period from January 1, 1999 to November 19, 1999, which was recorded as a charge to additional paid-in-capital and an increase to preferred stock. Accretion of mandatorily redeemable preferred stock ceased with the conversion of all of our outstanding mandatorily redeemable preferred stock into shares of our common stock upon the effectiveness of our initial public offering.

Years Ended December 31, 1998 and 1997

 Revenues

   Revenues increased to $0.5 million for the year ended December 31, 1998 from $0.2 million for the year ended December 31, 1997. This increase was primarily a result of hiring additional sales staff responsible for marketing advertising space on our Web sites and the acquisition of BioSupplyNet in September 1998. All of our revenues for the year ended December 31, 1998 and substantially all of our revenues for the year ended December 31, 1997 were generated from the sale of advertising with the remainder of these revenues being generated from the creation of Web-based content and development services.

 Cost of Revenues

   Cost of revenues increased to $42,000 for the year ended December 31, 1998 from zero for the year ended December 31, 1997. This increase resulted primarily from costs associated with the development of advertising for display on our Web sites and cost of revenues of BioSupplyNet, which was acquired in September 1998.

 Gross Profit

   Gross profit increased to $0.4 million for the year ended December 31, 1998 from $0.2 million for the year ended December 31, 1997. Gross profit increased as a result of the increase in advertising revenues from sale of advertising on our Web sites, which has a relatively low amount of associated costs.

 Operating Expenses

   Development Expenses. Development expenses increased to $1.2 million for the year ended December 31, 1998 from $0.1 million for the year ended December 31, 1997. This increase resulted primarily from the development of the e-commerce functionality of our Web sites, which began during the fourth quarter of 1998.

Development expenses incurred during the year ended December 31, 1997 consisted primarily of the costs of developing and maintaining our Web sites, which functions were limited to providing a source for data about scientific products.

   Sales and Marketing Expenses. Sales and marketing expenses increased to $1.7 million for the year ended December 31, 1998 from $0.3 million for the year ended December 31, 1997. The increased sales and marketing expenses were primarily due to an increase in the number of sales and marketing personnel during the year ended December 31, 1998 and sales and marketing expenses of BioSupplyNet from the date of the acquisition through December 31, 1998.

   General and Administrative Expenses. General and administrative expenses increased to $1.1 million for the year ended December 31, 1998 from $0.5 million for the year ended December 31, 1997. This increase primarily resulted from hiring additional general and administrative staff to support the rapid growth of our business, and we incurred $0.3 million of general and administrative expense in 1998 as a result of the acquisition of BioSupplyNet in September 1998.

   Purchased In-Process Research and Development Expense. For the year ended December 31, 1998, we recognized an in-process research and development charge of $0.8 million as a result of the acquisition of BioSupplyNet. Based on our valuation of BioSupplyNet and its assets, we allocated a portion of the BioSupplyNet purchase price to in-process e-commerce technology being developed by BioSupplyNet which had not reached technological feasibility and had no alternative use at the date of the acquisition of BioSupplyNet. We are using this technology in the development of the e-commerce and scientific products search capabilities on our Web sites. At the date of the acquisition, the e-commerce technology being developed by BioSupplyNet was approximately 50% complete. We estimated at the acquisition date that we would incur approximately $1.9 million to complete the development of this e-commerce technology and that the development would be completed by March 2000. Since the date of the acquisition of BioSupplyNet we have completed the development of the e-commerce taxonomy and ontology functionality and made significant progress in the completion of the Web-based directory services and search engine technology that was being developed by BioSupplyNet. The development of the BioSupplyNet e-commerce technology was approximately 70% complete at December 31, 1999 and there have been no significant changes in the estimated scope of the work to be performed since the date of the acquisition. The remaining $1.2 million of the purchase price of BioSupplyNet was allocated to the tangible and intangible assets of BioSupplyNet. The fair values assigned to in-process research and development, tangible and intangible assets of BioSupplyNet were based on a management's valuation.

 Interest Income (Expense)

   Net interest income (expense) increased to net interest income of $0.1 million for the year ended December 31, 1998 from net interest expense of $32,000 for the year ended December 31, 1997. Net interest income increased primarily as a result of interest earned on funds received from sale of our series B mandatorily redeemable convertible preferred stock between September and November 1998.

 Income Tax Benefit

   The income tax benefit increased to $55,000 for the year ended December 31, 1998 from zero for the year ended December 31, 1997. The income tax benefit increased as a result of a reduction in deferred tax liabilities due to the amortization of the goodwill and other intangible assets recorded as a result of the acquisition of BioSupplyNet in September 1998.

 Net Loss Available to Common Stockholders

   Net loss available to common stockholders increased to $4.5 million for the year ended December 31, 1998 from $0.7 million for the year ended December 31, 1997. The increase in net loss available to common stockholders was due to the increase in our net loss of $2.6 million and the increase in accretion of mandatorily redeemable convertible preferred stock to $0.3 million for the year ended December 31, 1998 from zero for the year ended December 31, 1997. Prior to December 31, 1998, we did not have any mandatorily redeemable convertible preferred stock outstanding; therefore, we did not recognize any accretion in the year ended December 31, 1997.

Quarterly Results of Operations

   The following is a table of our unaudited quarterly statement of operations data for each of the periods indicated. This information is unaudited, but in our opinion, has been prepared substantially on the same basis as our audited financial statements, which are included elsewhere in this prospectus. All necessary adjustments, consisting only of normal recurring adjustments, have been included in these amounts to present fairly the unaudited quarterly results of operations. You should read these quarterly data in conjunction with our audited financial statements. You should not view the results of operations for any period as an indication of the results of operations for any future period.

                                                       Quarter Ended
                         ----------------------------------------------------------------------------
                         Mar. 31, June 30, Sept. 30, Dec. 31,  Mar. 31,  June 30,  Sept. 30, Dec. 31,
                           1998     1998     1998      1998      1999      1999      1999      1999
                                                      (In thousands)
Revenues................  $  81    $ 110    $   118  $   170   $    63   $   822    $   359  $  2,638
Costs of revenues.......    --       --         --        42       --        486        337     2,603
                          -----    -----    -------  -------   -------   -------    -------  --------
Gross profit............     81      110        118      128        63       336         22        35
                          -----    -----    -------  -------   -------   -------    -------  --------
Operating expenses:
 Development............     85       95        210      801     1,235     1,947      3,116     2,710
 Sales and marketing....    317      191        320      878     1,232     1,934      3,020     4,021
 General and
  administrative........     77       74        225      728       652     1,542      1,698     3,184
 Stock based non-cash
  employee compensation.    --       --         --       --        --        --         104       219
 Stock based non-cash
  customer acquisition
  costs.................    --       --         --       --        --        --         --      9,108
 Purchased in-process
  research and
  development...........    --       --         791      --        --        --         --        --
                          -----    -----    -------  -------   -------   -------    -------  --------
Total operating
 expenses...............    479      360      1,546    2,407     3,119     5,423      7,939    19,242
                          -----    -----    -------  -------   -------   -------    -------  --------
Loss from operations....   (398)    (250)    (1,428)  (2,279)   (3,056)   (5,087)    (7,017)  (19,207)
Interest income, net of
 interest expense.......     (5)      (8)        24       68        37       265        453     1,114
                          -----    -----    -------  -------   -------   -------    -------  --------
Loss before income
 taxes..................   (403)    (258)    (1,404)  (2,211)   (3,019)   (4,822)    (6,564)  (18,093)
Income tax benefit......    --       --         --        55        55        55         55        55
                          -----    -----    -------  -------   -------   -------    -------  --------
Net loss................  $(403)   $(258)   $(1,404) $(2,156)  $(2,964)  $(4,767)   $(6,509) $(18,038)
                          =====    =====    =======  =======   =======   =======    =======  ========

   We have a limited operating history upon which to evaluate our business and to predict revenues and plan operating expenses. We expect our quarterly operating results to vary significantly in the future due to a variety of factors, many of which are outside our control. Our revenues increased significantly in 1999 as a result of the launch of our e-commerce marketplace in April 1999.

Liquidity and Capital Resources

   We have primarily funded our operations through private placements of our preferred stock and our initial public offering which closed in November 1999. As of December 31, 1999, we had cash and cash equivalents of $98.1 million, short term investments of $24.3 million and long term investments of $23.6 million.

   Cash used in operating activities during the year ended December 31, 1999 was $23.5 million and during the years ended December 31, 1998 and 1997 was $3.1 million and $0.4 million, respectively. Cash used in operating activities was principally for the development of our Web sites, the development of our e-commerce marketplace, the expansion of our sales and marketing force and the expansion of the administrative and operations staff to support our growth.

   Cash used in investing activities during the year ended December 31, 1999 was $48.4 million and during the years ended December 31, 1998 and 1997 was $2.2 million and zero, respectively. Cash used in investing activities has primarily been comprised of purchases of investments in US government obligations, commercial paper and corporate bonds, net of maturities, and purchases of computer equipment.

   Cash provided by financing activities during the year ended December 31, 1999 was $164.7 million and during the years ended December 31, 1998 and 1997 was $10.4 million and $0.7 million, respectively. Between March and September 1997, we received an aggregate of $80,000 in the form of bridge loans. These bridge loans were converted into 90,702 shares of series A convertible preferred stock in October 1997. In October 1997, we raised an aggregate of $0.6 million through the issuance of 678,519 shares of our series A convertible preferred stock at a price of $0.91 per share. Between March and June 1998, we received $0.5 million in the form of bridge loans. These bridge loans were converted into 187,394 shares of series B mandatory redeemable convertible preferred stock in July 1998. Between July and November 1998, we raised an aggregate of $10.0 million through the issuance of 3,590,232 shares of our series B mandatorily redeemable convertible preferred stock at a price of $2.80 per share. Purchasers of the series B mandatorily redeemable convertible preferred stock whose shares were issued pursuant to the conversion of bridge loans also received 57,545 warrants to purchase series B mandatorily redeemable convertible preferred stock at an exercise price of $2.80 per share. In May and June 1999, we raised an aggregate of $37.5 million through the issuance of 3,312,720 shares of our series D mandatorily redeemable convertible preferred stock at a price of $11.32 per share. Purchasers of the series D mandatorily redeemable convertible preferred stock also received 1,004,829 warrants to purchase our common stock at an exercise price of $7.46 per share. In March 1999, we sold 89,408 shares of series C convertible preferred stock to an executive officer for $0.2 million, or $2.80 per share. In November 1999, we received $126.9 million in net proceeds from the sale of 8,625,000 shares of our common stock in our initial public offering. All of our outstanding preferred shares were converted into shares of our common stock upon the completion of our initial public offering.

   We believe that our existing liquidity and capital resources, including the proceeds resulting from the sale of our common stock in this offering, will be sufficient to satisfy our cash requirements for the next 36 months. To the extent that such amounts are insufficient, we will be required to raise additional funds through equity or debt financing. There can be no assurance that we will be able to raise such funds on favorable terms, or at all.

New Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Investments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supercedes a number of existing standards. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133, as amended, is not expected to have a material impact on our consolidated financial position or results of operations.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") which addresses certain criteria for revenue recognition. SAB 101 is required to be adopted for reporting periods beginning after January 15, 2000. The adoption of SAB 101 is not expected to have a material impact on our consolidated financial position or results of operations.

Year 2000

 Impact of Year 2000 Computer Issues

   The year 2000 computer problem refers to the potential for system and processing failures of date-related data as a result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date represented as "00" as the year 1900 rather than the year 2000. This situation could result in system failures or miscalculations causing disruptions in the operations of any business. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with year 2000 requirements. Our ability to operate is dependent upon delivery of accurate, electronic information via the Internet. To the extent year 2000 issues result in the long-term inoperability of the Internet or our Web sites, our business could be materially and adversely affected.

   We completed an assessment of our information technology systems for year 2000 problems in June 1999. We have not replaced any of our systems based on the results of our assessment. However, we have made modifications to some systems based on our assessment, at a cost to us of approximately $175,000. We have not experienced any material adverse effects as a result of the year 2000 computer problem.

Quantitative and Qualitative Disclosures About Market Risk

   Most of our cash equivalents, short-term and long-term investments and capital lease obligations are at fixed interest rates, therefore the fair value of these investments is affected by changes in market interest rates. However, because our investment portfolio is primarily comprised of investments in U.S. Government obligations and high-grade commercial paper, an immediate 10% change in market interest rates would not have a material effect on the fair market value of our portfolio. Therefore, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our investment portfolio.

                                    BUSINESS

Overview

   SciQuest.com is a Web-based, interactive marketplace for scientific and laboratory products used by pharmaceutical, clinical, biotechnology, chemical, industrial and educational organizations worldwide. We have used our extensive industry expertise to design a marketplace that streamlines the traditionally inefficient scientific products supply chain. Our marketplace solutions allow buyers of scientific products to cross-search content and purchase products from multiple suppliers with a single order. Our approach does not give priority to any particular scientific products distributor, which allows us to create an open and scalable marketplace that we believe is more attractive to both buyers and sellers.

   Our marketplace benefits three distinct customers: scientists, purchasing professionals and suppliers. Our solutions reduce the time scientists require to find, compare, purchase, track and manage critical laboratory items, thus allowing them to spend more time on research and testing. Our solutions allow purchasing professionals to reduce procurement costs by automating order processing, consolidating purchase orders and payments, reducing errors and providing more control and information to support enterprise purchasing policies. Our solutions serve as a more efficient sales channel that enables suppliers to expand their market reach and reduce customer acquisition and order processing costs.

   Since our founding in 1995, we have developed a comprehensive online database of over 8,000 suppliers with over 650,000 scientific products. Our online database is a tool used by scientists and purchasing professionals to locate supplies and products. On September 29, 1998, we acquired BioSupplyNet, Inc., which publishes the Source Book, an annual printed catalog of vendors of biomedical research supplies and equipment and scientific products for the biomedical research industry. In April 1999, we introduced our e-commerce marketplace solution to this growing community of online scientific product buyers and suppliers. In the last quarter of 1999 and first quarter of 2000, we entered into agreements to be the exclusive third party provider of electronic marketplace services in the United States for a period of five years for the following suppliers: Alltech Associates, Inc., Ambion, Inc., Amersham Pharmacia Biotech, Inc., BioWhittaker, a Cambrex Company, Endogen, Inc., NEN Life Science Products, Inc., PerkinElmer, Inc., Pierce Chemical Company, QIAGEN N.V. and Shimadzu Scientific Instruments, Inc. In that same period, we also entered into strategic partnership agreements with Dow Chemical Company and DuPont Pharmaceuticals Company to be their third party electronic aggregator for purchases of scientific products in North America for a period of three years.

   The illustration below summarizes the procurement process through our online marketplace:

                                    [CHART]

Proposed Acquisition of EMAX

   We have agreed to acquire EMAX Solution Partners, Inc., a provider of electronic research solutions designed to optimize pharmaceutical drug research operations and expedite drug discovery, for $150 million in SciQuest common stock. EMAX helps clients in life sciences gain a competitive advantage through the application of information technology to speed the process of scientific discovery that leads to drug development. EMAX's OPTIMA software for the management of both proprietary and commercial research substances is designed to enable faster drug development, while decreasing cost per scientific discovery by helping research operations realize the potential of high throughput drug discovery. OPTIMA provides applications for reagent and substance inventory, tracking, requisitioning, receiving, stockroom management and experiment management which are being used by leading pharmaceutical research operations and their supply chain partners.

   We intend to integrate EMAX's proprietary compound and experiment management solution and inventory and tracking solutions with our comprehensive, interactive business-to-business e-commerce marketplace to create a seamless tool that research scientists can use to streamline the drug discovery process.

   The solutions provided by EMAX furthers our goal of empowering the research scientist to be as productive as possible by making many of the administrative activities that all research scientists must perform, as efficient and cost-effective as possible. The acquisition of EMAX will enable us to provide electronic and Internet-based solutions to streamline the drug discovery processes of our customers, including large pharmaceutical, biotechnology and life science companies, by integrating their supply chains with critical research processes.

Industry Background

The Scientific Products Market

   Based upon data from the Laboratory Products Association, a trade association for laboratory product businesses, and Strategic Directions International, an international management consulting firm specializing in analytical instruments, we estimate that the market for scientific products in 1999 was approximately $11.8 billion in North America and $36.4 billion worldwide. These expenditures are driven, to a large extent, by increases in scientific research and development investments, which are expected to continue to grow. Every year, approximately 200,000 laboratories around the world purchase scientific products from thousands of different suppliers to facilitate research and testing activities. As the demand for scientific products grows, the need for efficient procurement processes becomes more critical.

   The current scientific products market is characterized by:

  .  complex, information-intensive products;

  .  a highly fragmented supply chain; and

  . a heavy concentration of manual purchasing processes consisting of printed catalogs, paper requisitions and telephone and fax orders.

   There are, generally, three types of scientific products: (1) highly technical specialty items used for specific research and testing applications,
(2) commodity products that are used in a broad range of scientific applications, and (3) highly technical instruments and other capital equipment. Suppliers typically sell specialty scientific products and instruments directly to customers, whereas commodity products are typically sold through distributors.

 Limitations of the Traditional Supply Chain

   The traditional supply chain in the scientific products industry does not adequately address the needs of scientists, purchasing professionals or suppliers.

   Scientists. Because scientists are continually developing applications and testing new theories, they are typically unable to forecast many of the chemicals, supplies and equipment that they will need to conduct their research and testing. For this reason scientists often:

  .have immediate needs for critical items that are highly technical and have exacting criteria;

  .need new products that they have not purchased before; and

  .must purchase these items from new and different suppliers.

   As a result, it is difficult and time-consuming for scientists to identify, compare and purchase the scientific products required to meet their needs using the traditional approach. In fact, we estimate that a typical laboratory spends up to four hours weekly searching through paper catalogs and product literature and requesting technical data from various suppliers.

   Purchasing Professionals. The product ordering process traditionally has been a paper-based process that requires manual preparation of purchase orders and order tracking. Traditionally, scientists requisition supplies through purchasing professionals within their organizations, who place orders with multiple suppliers by telephone, fax and e-mail. This multi-step manual process is highly susceptible to errors. Additionally, the traditional process makes it difficult for purchasing professionals to enforce purchasing policies among scientists who specify and request products. Buying organizations in a variety of industries that were surveyed by the Aberdeen Group, a computer and communications research and consulting organization, reported that it typically costs $107 per requisition for orders processed manually, compared with $30 on average to process an order through an Internet automated procurement system.

   Suppliers. Traditionally, suppliers have used two sales channels: traditional distributors and direct sales. While traditional distributors can give a supplier access to a broad market, distributors separate suppliers from the ultimate customer and may lack the ability to provide the technical assistance required to sell specialty scientific products and instruments. As a result, traditional distributors normally focus on selling commodity products. Conversely, direct sales provide suppliers with greater control and contact with their customers, enabling them to provide the technical assistance necessary for the sale of specialty scientific products. However, direct sales are often expensive and inefficient. Many suppliers have Web sites that are essentially online versions of their catalogs, but these sites do not address the primary cause of inefficiency for buyers --the inability to find products and consolidate orders from different suppliers quickly and easily through a single service.

 The Online Market Opportunity

   The limitations of the traditional scientific products supply chain and the significant information needs of scientists make the scientific products market well-suited to an automated e-commerce solution. Moreover, the scientific community is already accustomed to using the Internet. According to a recent study by BioInformatics, Inc., 80% of the 680 scientists surveyed had ordered a consumer product or service through the Internet and approximately 38% of them had purchased life science products over the Internet. We believe this indicates that scientists will be comfortable adopting e-commerce solutions for purchases of scientific products. The following percentage of scientists responding to the study rated e-commerce superior to traditional purchasing in each of the following areas:

  .82% of the 650 respondents rated e-commerce superior in reducing administrative costs;

  .73% of the 656 respondents rated e-commerce superior in speed of delivery to end users; and

  .70% of the 663 respondents rated e-commerce superior in fast, accurate ordering.

   Source: BioInformatics, Inc., telephone: 301-961-1985. BioInformatics, Inc. is a market research and consulting firm, specializing in supporting marketing and sales executives in the life science, medical device and pharmaceutical industries.

   For these reasons, we believe that the scientific products market will be an early adopter of e-commerce solutions and that we are well positioned to take advantage of this market opportunity.

The SciQuest.com Marketplace Solution

   The SciQuest.com marketplace solution provides comprehensive public Web sites and customized private sites that address the current limitations of the scientific products supply chain by streamlining the process of buying and selling of scientific products and reducing associated transaction costs. Our distributor-neutral approach allows us to create an open and scalable marketplace that we believe is more attractive to both buyers and suppliers.

   Our solutions serve three primary and distinct customers:

   Scientists. Our solutions offer scientists online tools to streamline the process of finding, comparing, purchasing, tracking and managing laboratory supplies. By reducing the time scientists spend on these functions, our solutions allow them to be more productive and spend more time on research and testing. Our solutions enable a scientist to:

  . search our extensive database, using our industry-leading taxonomies, to compare products, attributes and technical data across multiple suppliers;

  . locate a specific chemical, equipment or supply item; and

  . consolidate, purchase and track orders from multiple suppliers through the convenience of a single Web site, 24 hours a day, seven days a week.

   Purchasing Professionals. Our solutions allow purchasing professionals to automate order processing, consolidate purchase orders and payments and obtain purchasing information. This provides purchasing professionals with greater access to purchasing information to better monitor and control purchasing patterns and to implement and enforce uniform purchasing policies that reduce procurement costs. Our solutions enable purchasing professionals to:

  . consolidate purchases from multiple suppliers onto one order;

  . streamline the purchasing process and reduce the likelihood of errors;

  . communicate and control purchasing policies and rules; and

  . access detailed purchasing information and reports.

   In addition, our solutions are designed to be compatible with leading enterprise software systems and do not require organizations to install additional enterprise software systems. This compatibility allows organizations to avoid the expense, time and training typically required to install and support new enterprise software.

   Suppliers. Our solutions offer suppliers a more efficient sales channel that cost-effectively provides many of the benefits of direct sales and distribution. As a result, by participating in our marketplace suppliers can expand their market reach and reduce customer acquisition and order processing costs. Our solutions enable suppliers to:

  . market and sell products more cost-effectively through access to our global audience of scientists and purchasing professionals;

  . access valuable market and customer data;

  . leverage our e-commerce functionality without capital investment;

  . easily update product information;

  . introduce new products to qualified buyers quickly and economically; and

  . maintain contact with their customers.

Strategy

   Our objective is to be the leading global solution for buying and selling scientific products. We intend to achieve this objective through the following strategies:

   Leverage Our Brand Equity and Enhance Customer Loyalty. We intend to leverage our strong brand identity to continue to grow our base of qualified scientific buyers and participating suppliers. We will continue to invest heavily in the SciQuest.com brand as well as in the delivery of a high level of customer service. We believe that our strong brand identity coupled with superior customer service will allow us to enhance customer loyalty and facilitate repeat purchases by our customers.

   Maintain Distributor Neutrality. We intend to maintain our distributor neutral position to better serve our users and maximize our market opportunity. We believe that our distributor neutral approach has and will continue to allow us to provide our users access to broad and unbiased product information. We believe that this will maximize the attractiveness of our marketplace to all customer and supplier segments.

   Deepen Our Customer Relationships. We intend to continue to broaden our scientific product and service offerings that provide a comprehensive and efficient solution to the various supply chain and research needs of the scientific community. We believe that the continued extension of our products and services will enhance loyalty and accelerate adoption by scientists. We intend to develop these additional services and functionalities internally as well as explore acquisitions of complementary service offerings. For example, our proposed acquisition of EMAX will enable us to integrate our interactive marketplace with the chemical and reagent management software e-solutions that EMAX has developed and that research scientists and many large pharmaceutical and biotechnology companies use every day to streamline the drug discovery process.

   Leverage Our Strategic Relationships with Suppliers. We intend to leverage our strategic relationships with key suppliers to continue to grow our base of scientific buyers in North America and internationally. These relationships allow us to provide thousands of significant non-commodity laboratory products and services to our customers, which we expect will significantly contribute to the growth and loyalty of our customer base relationships. At the time of our initial public offering, we entered into strategic relationship agreements with eight key suppliers: Ambion, Inc., Amersham Pharmacia Biotech, Inc., BioWhittaker, a Cambrex Company, Endogen, Inc., NEN Life Science Products, Inc., PerkinElmer, Inc., Pierce Chemical Company and QIAGEN N.V. Since our initial public offering we have added Alltech Associates, Inc. and Shimadzu Scientific Instruments, Inc. to our list of strategic supplier relationships and we intend to continue to enter into similar agreements with additional key suppliers. These strategic suppliers benefit from our growing base of large buyers of scientific products, from our value added e-commerce service, from our distributor neutral position, from our strong brand, and from the efficiency that results from having only one provider of electronic marketplace services.

   Expand Internationally. We believe that the global reach of the Internet and worldwide demand for scientific products presents a significant opportunity for us to expand internationally. Our Web sites have to date been accessed by buyers located in over 60 countries. As we continue to expand our product offerings, we believe that we will attract a larger base of users globally. We intend to leverage our strategic partnerships with key suppliers and buyers in order to accelerate our international expansion since a significant number of our partners already conduct business on a global scale. In addition, we intend to invest resources and capital to expand our sales and marketing efforts internationally in order to better address the needs of our customers worldwide.

Products and Services

   SciQuest.com is a Web-based marketplace that serves the needs of scientists and purchasing professionals by providing an easy to use comprehensive portfolio of solutions. Leveraging our existing customer base and extensive industry knowledge, we have built a market-driven portfolio of services. In addition to our primary offering, an e-commerce marketplace for public and private buyers, we offer customers extensive online products and services, including a comprehensive sourcing guide, used equipment auctions, discounted products and other resources. In addition to these Web-based services, we publish and distribute a printed Source Book. Our services enable buyers and suppliers to efficiently gather and update product information, conduct transactions and facilitate post-order activities. In addition, the acquisition of EMAX will enable us to increase the depth of our offerings by adding to our portfolio of products and services an Internet-based solution designed to streamline the drug discovery processes of our customers, including large pharmaceutical, biotechnology and life science companies, by integrating their supply-chain processes with critical research processes. Set forth below is a detailed description of our products and services. We believe this comprehensive service offering provides our customers with a unique online marketplace for scientific products.

 SciQuest.com Marketplace Solutions

   A primary component of the SciQuest.com marketplace solution is our electronic purchasing service that allows users to buy over 624,000 chemicals, supplies, lab equipment and other scientific products from our growing database of over 430 suppliers. Buyers are able to search our proprietary life science taxonomy, a hierarchical classification structure for organizing product content, developed by Cold Spring Harbor Laboratory and our analytical and basic laboratory supply taxonomy developed by Cahners Business Information. Buyers can also search across multiple suppliers' products simultaneously, compare product attributes, order products from multiple suppliers on one consolidated order form, track order status, receive one invoice and have a single point of contact for customer service. Buyers can also track order history and create a customized list of frequently purchased products for easy repurchase.

   Once a buyer submits an order to us, our customer care professionals oversee the order fulfillment process. We purchase the items from suppliers at either a pre-negotiated price or at a discount from the suppliers' list price and arrange for shipment from the suppliers directly to the purchaser. We do not physically take possession of the products. After the suppliers ship the items, we present to the buyer a consolidated invoice for the products purchased. Buyers then pay us by credit card/procurement card or through a more traditional account setup and payment system.

   For customers requiring specific customization, such as pre-negotiated pricing discounts from preferred suppliers or more advanced integration with enterprise systems, we offer customized versions of our marketplace that allow scientists in leading pharmaceutical, clinical, biotechnology, chemical, industrial and educational organizations to access enterprise-specific pricing while also facilitating internal approval, workflow routing and financial system integration.

 Sourcing Guide

   In addition to our e-commerce offerings, our proprietary, online Sourcing Guide provides a broad database of product information from more than 8,000 suppliers and service providers. Given the large number of industry suppliers and fragmented nature of the scientific products market, having a comprehensive database of suppliers and products is an important value-added service for our customers. If a potential buyer is unable to purchase the desired products through our e-commerce solutions, our Sourcing Guide provides a means of identifying an alternative source for that product. We believe this unique service engenders loyalty, repeat usage and customer satisfaction relative to competitive offerings.

 SciQuest.com Auctions

   Our Web-based Auctions service enables customers to buy and sell used and refurbished capital equipment and instrumentation through online auctions. Auctions allows suppliers and laboratories to easily sell used equipment while maximizing its value through the auction process. Auctions provides buyers an economically attractive alternative to buying new products.

 EMAX

   In March 2000, we entered into an agreement to acquire EMAX, a leader in electronic research solutions designed to optimize pharmaceutical drug research operations and expedite drug discovery. The proposed acquisition of EMAX will enable us to provide electronic and Internet-based solutions to streamline the drug discovery processes of our customers, including large pharmaceutical biotechnology and life science companies, by integrating their supply chains with critical research processes. We may not be able to complete our proposed acquisition of EMAX. The acquisition agreement is subject to many closing conditions, the satisfaction of which may be beyond our control. Therefore, we may not be able to complete the acquisition in a timely manner or at all.

 Intralogix

   Our Web-based comprehensive chromatography product selection tools provide scientists greater search, retrieval and comparison capabilities for chromatography-based products. Intralogix Selection Tool and Chromatogram Library enable scientists to search, compare and purchase chromatography products for their research needs. The Automatic Cross-Reference allows "one-click" identical product cross-referencing.

 SciQuest.com LabDeals

   Our Web-based LabDeals service is devoted to the sale of surplus scientific products at discount prices. LabDeals provides suppliers with an additional sales outlet for slow moving, obsolete or excess inventory. LabDeals provides buyers access to an inventory of surplus scientific products at prices discounted below manufacturers' suggested list price.

 SciQuest.com Resources

   Our Resources area offers a broad range of information and reference materials for laboratory scientists. For instance, molecular biologists can access our proprietary BioToolKit, one of the most comprehensive annotated listings of databases related to molecular biology research currently available on the Web. Our SciCentral area provides users with a gateway to online science and technology resources, news and information and identifies and centralizes access on a timely basis to valuable scientific information. Our Ask Joe service helps customers locate hard-to-find items by putting them in touch with our staff scientists. Our SciMail allows buyers to simultaneously broadcast requests for technical data, product information and price quotations to multiple suppliers. We intend to further expand our Resources area to offer a broader array of information and reference materials for laboratory scientists.

 Source Book

   In addition to our Web-based products and services, we also offer the Source Book, the dominant print product directory for life scientists. The Source Book utilizes the product taxonomy, a hierarchical classification structure for organizing product content, developed by Cold Spring Harbor Laboratory and contains product listings from more than 1,400 suppliers. In 2000, we expect 70,000 copies of the Source Book to be distributed to scientists in pharmaceutical, clinical, biotechnology, chemical, industrial and educational organizations. Its corresponding Web site, www.biosupplynet.com, which went online in 1995, was the first Web-based product directory for the biomedical research community. The Source Book helps accelerate buyer adoption of our Web-based purchasing solutions.

Sales & Marketing

   We market and sell our portfolio of solutions through direct sales, traditional and Internet marketing initiatives and co-marketing relationships. Our primary audiences in the pharmaceutical, clinical, biotechnology, chemical, industrial and educational markets are laboratory scientists, who drive the decision-making process, and purchasing professionals, who drive the procurement process.

   Our experienced sales force concentrates on selling our enterprise compatible solutions to larger purchasing organizations. We also sell our purchasing solutions to medium-sized and smaller buyers. In addition, our sales team assists suppliers in offering their products through our e-commerce solutions. Our sales professionals average over 17 years of scientific products industry experience. By leveraging their experience, we expect to continue to attract and retain scientists, purchasing professionals and suppliers, thereby growing our installed customer base and increasing repeat purchases.

   We leverage a variety of marketing channels to build our brand equity as well as promote our solutions to both buyers and suppliers. These channels include direct marketing, print and online advertising, trade shows and seminars. We intend to use public relations group to communicate new product and service offerings and other enhancements to industry analysts and targeted scientific and business press on a regular basis through a combination of press releases, phone briefings, in-person meetings and trade show appointments.

   As of December 31, 1999, we had 51 people in our sales and marketing group.

Strategic Relationships

   We believe that a key element to the successful implementation of our business strategy is to establish strategic relationships with prominent buyers and suppliers of scientific products. We believe these relationships will assist us in accelerating our aggregation of content, increasing the transaction volume on the SciQuest marketplace, achieving further brand awareness and building a critical mass of important core customers.

 Strategic Relationships--Purchasing

   We have entered into agreements with Dow Chemical Company and DuPont Pharmaceuticals Company to establish purchasing relationships. Pursuant to these agreements, SciQuest will be the exclusive third party electronic aggregator for purchases of scientific products in North America for Dow Chemical Company and DuPont Pharmaceuticals Company. As an exclusive third party electronic aggregator, SciQuest will be the sole electronic means by which Dow Chemical Company and DuPont Pharmaceuticals Company purchase scientific products that are not sold primarily through traditional distributors. Each of these agreements provides that:


  . the purchaser will use its reasonable efforts to purchase at least $5.0 million of scientific products annually through our marketplace but otherwise there are no minimum purchase commitments;

  . the purchaser will participate in case studies of our marketplace and otherwise promote our marketplace within the scientific products industry; and

  . SciQuest will be the exclusive third party electronic channel for marketing and selling its used, refurbished and surplus scientific equipment.

   In connection with these relationships, we have issued warrants to purchase an aggregate of 328,914 shares of our common stock at an exercise price of $0.01 per share. These warrants vest in equal annual installments over three years. In addition, we have agreed to issue to each of these purchasers additional incentive warrants, the number of which will be based on that purchaser's volume of purchases through the SciQuest marketplace during the years 2000, 2001 and 2002. These incentive warrants will be issued on February 15, 2001, 2002 and 2003, at an exercise price of $16.00, and will be exercisable upon issuance for a period of five years.

   In addition, we have sent non-binding term sheets to several buyers to be their third-party provider of electronic marketplace services. We have issued warrants to purchase 185,000 shares in connection with these term sheets. The warrants issued to any buyer will terminate as of March 31, 2000 unless a definitive agreement incorporating the provisions of the term sheet is entered into by that date. We cannot assure you that we will enter into definitive agreements with any of these buyers.

 Strategic Relationships--Suppliers

   We have entered into agreements to be the exclusive third-party provider of electronic marketplace services in the United States for a period of five years for the following suppliers of scientific products:

  . Alltech Associates, Inc.;

  . Ambion, Inc.;

  . Amersham Pharmacia Biotech, Inc.;

  . BioWhittaker, a Cambrex Company;

  . Endogen, Inc.;

  . NEN Life Science Products, Inc.;

  . PerkinElmer, Inc.;

  . Pierce Chemical Company;

  . QIAGEN N.V.; and

  . Shimadzu Scientific Instruments, Inc.

   These agreements provide that:

  . SciQuest will be the exclusive third party provider of electronic marketplace services in the United States for a period of five years;

  . the suppliers will promote our marketplace, including participating in co-marketing and advertising programs;

  . these suppliers will have the opportunity to elect four of the seven members of our Board of Governors, which will consist of various members of the scientific products industry and will serve as an advisory board for our management by providing suggestions and feedback and reviewing potential new services;

  . these suppliers will utilize our marketplace for their purchases of scientific products;

  . these suppliers may terminate the exclusive nature of the agreement after 18 months, subject to forfeiture of outstanding warrants; and

  . these agreements may be terminated by either party for material breach or upon the occurrence of bankruptcy or similar events.

   In connection with these agreements, we have issued warrants to purchase up to an aggregate of 3,770,266 shares of our common stock at an exercise price of $0.01 per share. These warrants generally vest in equal installments over four or five years. A supplier's warrants will terminate automatically if that supplier terminates the exclusive nature of our relationship or otherwise terminates the agreement.

   We believe that these exclusive supplier relationships will provide us with a competitive advantage by assisting us in accelerating our aggregation of product content and providing potential buyers with a broader range of products.

   In addition, we have sent non-binding term sheets to approximately 20 suppliers to be their third party provider of electronic marketplace services. We have issued warrants to purchase 751,000 shares in connection with these term sheets. The warrants issued to any supplier will terminate as of March 31, 2000 unless a definitive agreement incorporating the provisions of the term sheet is entered into by that date. We cannot assure you that we will enter into definitive agreements with any of these suppliers.

 Co-Marketing Relationships

   We have entered into co-marketing agreements with several leading Web-based scientific communities, such as ChemWeb and BioMedNet. Through the relationships with ChemWeb and BioMedNet, we gain access to their over 725,000 members. Under these agreements, ChemWeb and BioMedNet maintain on their sites a hyperlink to a co-branded page from which their members can link directly to our e-commerce marketplace, or to the BioSupplyNet search directory. Under the agreements with ChemWeb and BioMedNet, we have agreed to pay usage fees for each month in which a minimum number of members accesses the co-branded page, plus a per search charge. ChemWeb and BioMedNet have also agreed to collaborate with us on certain co-marketing activities and to share certain demographic information. Both agreements terminate on December 31, 2000.

   We also have entered into a Joint Marketing and Cooperation Agreement with Cold Spring Harbor Laboratory that gives us access to its global audience of laboratory manual buyers. Under the terms of this agreement, Cold Spring Harbor Laboratory has agreed to provide marketing support for BioSupplyNet and the Source Book until September 29, 2003, including distribution of the Source Book and promotional materials, publication of advertisements in its publications and the publications of the Cold Spring Harbor Press, creation of links from its sites, and access to the Cold Spring Harbor Press customer mailing lists. The Cold Spring Harbor Laboratory Press publishes the leading laboratory techniques manuals in the life science community. The Source Book is referenced in the manuals as being the source to turn to when one needs to find suppliers for needed products. In addition, the Source Book is distributed with every laboratory manual sold in the United States and at all of the Cold Spring Harbor Laboratory scientific meetings and courses throughout the year.

   In March 1999, we entered into a Collaboration Agreement with Cahners Business Information, a division of Reed Elsevier, under which we are able to offer timely new product information to our users for products listed on the Cahners sites by linking to the new product information contained on certain Cahners' Web sites. The agreement also provides for the creation of links between our Web sites and Cahners' Web sites that contain product directories. Through our relationship with Cahners, we can offer our customers access to Cahners' analytical and basic laboratory supply taxonomy. Under the agreement, we have agreed to pay referral fees for all product sales by customers referred to us from or through Cahners when the aggregate sales exceed a specified minimum amount in any twelve month period. The agreement also appoints Cahners as our exclusive sales representative for online advertisements on our public Web sites and gives us the right to place online or print advertisements on Cahners' Web sites and in Cahners' publications. The agreement has a two-year term and is automatically renewed thereafter. Either party may terminate the agreement upon a material breach by the other party or in the event of bankruptcy or similar events, or upon 90 days' notice or anytime after August 1, 1999. Under a second agreement with Cahners entered into in August 1999, Cahners was appointed as our exclusive sales representative for advertisements for the Source Book for a period of one year. The agreement automatically renews for one year periods thereafter. The agreement is terminable by us for breach, by Cahners upon bankruptcy or similar events, at any time by mutual agreement or by either of us upon 90 days' notice.

   In January and February 2000, we entered into relationships with several prominent providers of e-commerce solutions to business. We became a member of Oracle Corp.'s Oracle Supplier Network. This network is comprised of suppliers who offer their products through Oracle's business-to-business electronic marketplace. We also joined the network of enterprise buyers and business-to-business purchasing communities of Intelisys Electronic Commerce, Inc., a provider of electronic marketplace services to more than two million businesses. We also began utilizing Commerce One, Inc.'s suite of electronic commerce products, services and portal solutions to further expand our domestic and international channels. We also joined forces with DoubleTwist, Inc., which provides a portal for on-line genetic research, in a marketing partnership aimed at life sciences researchers.

Technology

   We have integrated a broad array of specialized site management, search and buyer interaction technologies, content management applications and transaction processes and fulfillment services. We are using our own proprietary programs and, where appropriate, commercially available, licensed technologies.

   We have developed our e-commerce solutions utilizing development methodologies and tools that enable rapid development and deployment of customized versions of our public marketplace. We believe this will allow us to quickly deliver customer specific solutions while minimizing development time and costs. Our database is designed to be scalable to accommodate the expected growth in the number of products offered. We also convert and maintain the product data provided by suppliers for inclusion in our database.

   We own all of our front-office and back-office production servers and Web site hardware. Our Web sites run off multiple redundant product application servers. Our production servers are located at a third party network operating center located in Durham, North Carolina, which provides 24-hour systems support, as well as connectivity to all major Internet bandwidth via redundant high speed T-3 connections. The server and network architecture is designed to provide high speed and reliability for the operation of our Web sites and all our communications.

   As of December 31, 1999, we had 75 people in our development and data management groups. Development expenses were $140,000 in 1997, $1.2 million in 1998 and $9.0 million in 1999. We intend to continue to invest significantly in enhancing our technology.

Intellectual Property

   We rely on a combination of trade secret, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions and technical measures to protect our proprietary rights in our products, technology and processes. We pursue the registration of our trademarks in the United States and internationally, however, we may not be able to secure adequate protection for our trademarks in the United States and other countries. We have applied for registration of the marks SCIQUEST.COM, LABDEALS.COM and the SciQuest.com logo in the United States and for SCIQUEST in the European Union. SCIQUEST, SCIMAIL and BIOSUPPLYNET are our registered trademarks in the United States. In addition, we acquired CHROMATOGRAPHY.NET, an Illinois registered trademark, pursuant to our acquisition of Intralogix, Inc. in January 2000. Our software technology is not patented and existing copyright laws offer only limited practical protection. We cannot guarantee that the legal protections on which we rely will be adequate to prevent misappropriation of our technology. Moreover, these protections do not prevent independent third-party development of competitive products or services. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. The laws of some foreign countries do not protect intellectual property to the same extent as do the laws of the United States. We believe our products, trademarks and other proprietary rights do not infringe upon the proprietary rights of third parties. However, we cannot provide any guarantees about the third party products sold on our Web site or that third parties will not assert infringement claims against us in the future or that any such assertion will not require us to enter into a license agreement or royalty agreement with the party asserting a claim. If the products sold on our Web site infringe the proprietary rights of third parties, we may be deemed to infringe those rights by selling such products. Even the successful defense of an infringement claim could result in substantial costs and diversion of our management's efforts.

   We also license, and will continue to license, certain content for our online services from third parties. Additionally, we intend to license a significant portion of our transaction fulfillment system from third parties. These licenses may not be available to us on favorable terms in the future. In addition, we must be able to successfully integrate this content in a timely and cost-effective manner to create an effective finished product. If we fail to obtain necessary content on favorable terms, are unable to successfully integrate this content or if we are unable to continue to license our order fulfillment transaction systems on favorable terms, it could have a material adverse effect on our business operations.

Competition

   The online scientific products market is new, rapidly evolving and intensely competitive. Our primary competition includes the following:

   E-Commerce Providers. A number of e-commerce providers have established online marketplaces and are attempting to build an online e-commerce brand in the scientific products market. These competitors include businesses such as Chemdex Corporation, a subsidiary of Ventro Corporation.

   Online Scientific Communities. There are a number of Web sites that have created e-communities to serve the information needs of the scientists. Traditionally, these communities have provided a means of retrieving scientific information as well as providing discussion groups, bulletin boards and directories. Increasingly, these communities include an e-commerce function that may compete with our product offerings. These communities are operated by companies such as VerticalNet.

   Suppliers' E-Commerce Initiatives. Many suppliers have developed their own e-commerce enabled Web sites. As the online market for scientific products and services grows, we expect that these and other scientific suppliers will further develop their own online services.

   We believe that companies in this market compete based on:

  . brand recognition;

  . number and quality of product offerings;

  . price;

  . ease of use; and

  . customer service and fulfillment capabilities.

   Competition is likely to intensify as this market matures. As competitive conditions intensify, competitors may:

  . enter into strategic or commercial relationships with larger, more established and well-financed companies;

  . secure services and products from suppliers on more favorable terms;

  . devote greater resources to marketing and promotional campaigns;

  . secure exclusive arrangements with buyers that impede our sales; and

  . devote substantially more resources to Web site and systems development.

   Our current and potential competitors' Web sites may achieve greater market acceptance than ours. Many of our existing and potential competitors, including large traditional distributors, have longer operating histories in the scientific products market, greater name recognition, larger customer bases and greater financial, technical and market resources than we do.

   In addition, new technologies and the expansion of existing technologies may increase competitive pressures. As a result of increased competition, we may experience reduced operating margins, as well as loss of market share and brand recognition. We cannot be certain that we will be able to compete successfully against current and future competitors and competition could have a material adverse effect on our revenue growth and earnings.

Government Regulations

   We are subject to various laws and regulations relating to our business, which include numerous laws and regulations generally applicable to the chemical, pharmaceutical, controlled substances, human and biological reagents, and nuclear chemical businesses, and environmental spills. Although we take legal title to the products offered through our marketplace, we do not take physical possession of a shipment during any part of the transaction. Legal title generally passes to the buyer at the time of product shipment. As a result, we have historically relied, and will in the future rely to a substantial degree, upon our suppliers to meet all packaging, distribution, labeling, hazard and healthy information notices to purchasers, record keeping and licensing requirements applicable to transactions conducted through our system. In addition, we rely upon our carriers to comply with regulations regarding the shipment of hazardous materials sold through our system. At times, we may be unable to verify the accuracy of our suppliers' regulatory staff determinations and regulatory compliance. We could be fined or exposed to civil or criminal liability, including monetary fines and injunctions, if the applicable governmental regulatory requirements are not fully met by our suppliers, carriers or by us directly.

   Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted or interpreted in the United States and abroad with particular applicability to the Internet. It is also possible that new laws and regulations may be adopted or interpreted by the United States and foreign governments, to address the sale and distribution of scientific research products utilizing the Internet. In addition, it is possible that governments may enact legislation that may be applicable to us in areas such as content, product distribution, network security, encryption and the use of key escrow, data and privacy protection, electronic authentication or "digital" signatures, illegal and harmful content, access charges and re-transmission activities. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, content, taxation, defamation, personal privacy, product liability and environmental protection, as well as the necessity for governmental permits, labeling, certifications and the need to supply information to relevant parties, is uncertain. Most of these laws were adopted before the widespread use and commercialization of the Internet and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Any export or import restrictions, new legislation or regulation or governmental enforcement of existing regulations may limit the growth of the Internet, increase our cost of doing business or increase our legal exposure. Any of these factors could have a negative effect on our business, revenues, results of operations and financial condition.

   We collect sales taxes in the jurisdictions where we are required to do so. Our failure to properly collect and pay such taxes in all of such jurisdictions could subject us to penalties that could adversely affect our earnings. Even if we do collect taxes properly for each of the jurisdictions required, the collection and payment of such taxes causes us to incur significant administrative effort and expense.

Facilities

   Our headquarters are located in Morrisville, North Carolina, where we currently sublease approximately 41,000 square feet of office space. This lease expires in February 2002. We have entered into a five-year lease for an additional 93,000 square feet of office space at our headquarters location. We expect these facilities to be sufficient for the foreseeable future.

   We maintain an office in Plainview, New York, where our wholly-owned subsidiary, BioSupplyNet, is located. This space is shared with Cold Spring Harbor Laboratory Press and is rented on a month to month basis.

   We have also entered into a sublease for approximately 2,300 square feet of office space extending to December 31, 2002 for the offices of our subsidiary, Internet Auctioneers International, Inc., located in Mountain View, California.

Employees

   As of December 31, 1999, we had 198 full-time employees. None of our employees are covered by a collective bargaining agreement. We consider our relations with our employees to be good.

Legal Proceedings

   We are not a party to any material legal proceedings.

                                   MANAGEMENT

Directors and Executive Officers

   Our directors and executive officers and their ages as of the date of this Prospectus are as follows:

Name                    Age Position
M. Scott Andrews....... 34  Chief Executive Officer and Director
W. Andrew McKenna...... 53  President
Peyton C. Anderson..... 33  Vice President of Business Development and Director
Lyle A. Brecht......... 52  Chief Business Development Officer
Antony Francis......... 49  Vice President of Operations
Robert M. Fusillo...... 33  Chief Information Officer
Cecil Kost............. 46  Executive Vice President
James J. Scheuer....... 53  Chief Financial Officer
Donna LeGrand.......... 48  General Counsel
Bruce J. Boehm......... 45  Director
Noel J. Fenton......... 61  Director
Gautam A. Prakash...... 30  Director
Alan J. Taetle......... 36  Director
Timothy T. Weglicki.... 48  Director

   M. Scott Andrews co-founded SciQuest.com in November 1995 and serves as our Chief Executive Officer and as a director. From November 1995 to January 2000, Mr. Andrews also served as our President. From October 1991 to January 1996, Mr. Andrews was a sales professional for Baxter Healthcare Corporation, a scientific products company, which was acquired by VWR Scientific Products Corporation. From May 1987 to October 1991, Mr. Andrews served in the U.S. Army as an aviation officer. Mr. Andrews received an M.B.A. from the University of North Carolina at Chapel Hill and a B.S. in business management from the United States Military Academy at West Point. Mr. Andrews currently serves as a director of the North Carolina BioScience Fund.

   W. Andrew McKenna joined SciQuest.com in January 2000 as our President. From 1990 to December 1999, Mr. McKenna served in several management positions with Home Depot, Inc., including Senior Vice President responsible for strategic business development, President of the Midwest division and Chief Information Officer. From 1974 to 1990, Mr. McKenna served with Deloitte & Touche LLP as a partner in charge of providing consulting services to manufacturing and service companies. Mr. McKenna received an M.S. in industrial administration from Purdue University and a B.S. in industrial engineering from Georgia Institute of Technology.

   Peyton C. Anderson co-founded SciQuest.com in November 1995 and serves as our Vice President of Business Development and as a director. From August 1989 to January 1996, Mr. Anderson was a sales manager for Butler Manufacturing Company, a metal buildings company. Mr. Anderson is a director of the Council for Entrepreneurial Development, a mentoring organization for the North Carolina entrepreneurial community. Mr. Anderson received an M.B.A. from the University of North Carolina at Chapel Hill and a B.A. from the University of Richmond, Phi Beta Kappa.

   Lyle A. Brecht has served as Chief Business Development Officer since August 1999, Vice President of Data Services from December 1998 to August 1999 and Executive Vice President from October 1998 to December 1998. From October 1996 to December 1998, Mr. Brecht served as President and Chief Operating Officer and was co-founder of BioSupplyNet, Inc., a life science resource company that was acquired by SciQuest.com in September 1998. From March 1996 to October 1996, Mr. Brecht served as a consultant for Harris & Harris Group, PC, business development investment firm. From October 1994 to January 1995, Mr. Brecht served as President of Applied Research and Technology, Inc., an Internet commerce company. From July 1991 to December 1994, Mr. Brecht served as President of Blue Heron Group, Inc., a publishing and data analysis company. Mr. Brecht received an M.B.A. from Harvard University, and an M.S. in applied ecology and a B.A. in psychology and mathematics from the University of Minnesota.

   Antony Francis has served as our Vice President of Operations since February 1999. From June 1994 to January 1999, Mr. Francis served as Vice President/General Manager of the Logistics, and Customer Services Division for the Federal Express Corporation at the European, Middle Eastern and African headquarters. While at Federal Express, Mr. Francis also worked as managing director of Financial Controls and Reporting and as managing director and regional controller for the European headquarters from September, 1988 to June, 1994. Mr. Francis also served as Finance and Administration Director for subsidiaries of the Guinness Group and Elf Aquitaine from 1979 to 1988, after ten years with Ernst & Young. Mr. Francis is a chartered public accountant (England and Wales certified) and a Fellow of the Institute of Transport & Logistics (UK).

   Robert M. Fusillo has served as our Chief Information Officer since November 1998. From September 1990 to October 1998, Mr. Fusillo served as Director of Applications Development in the Information Systems Division of Wal-Mart Stores, Inc. Prior to his employment with Wal-Mart, Mr. Fusillo was a senior programmer for the Carrier Access Billing System at Nynex, a telecommunications service company. Mr. Fusillo received a B.S. in computer science from State University of New York at Buffalo.

   Cecil Kost has served as our Executive Vice President since September 1999. From March 1996 to December 1998, Mr. Kost served as President and Chief Operating Officer of Oncor, Inc., a biotechnology company. From June 1976 to October 1995, Mr. Kost served as Senior Vice President of Curtin Matheson Scientific, a distributor of scientific products where he was responsible for their industrial, clinical and international business sectors and clinical diagnostic manufacturing operations. Mr. Kost is a former Chairman of the Laboratory Products Association, a trade association of businesses serving industrial and research laboratories. Mr. Kost received a B.S. in biology from Tulane University.

   James J. Scheuer has served as our Chief Financial Officer since September 1998. From March 1996 to March 1998, Mr. Scheuer served as Chief Operating Officer and later Chief Financial Officer for Boise Marketing Services, Inc., a subsidiary of Boise Cascade Office Products Corporation, and its predecessor. From December 1989 to March 1996, Mr. Scheuer served as Senior Vice President-- Group Executive/Chief Financial Officer of Hickory Farms, Inc., and the President of Canadian Hickory Farms, Ltd. From 1970 to 1989, Mr. Scheuer was employed by Deloitte Haskins & Sells and was the partner in charge of its Jacksonville, Florida office from 1985 to 1989. Mr. Scheuer is a certified public accountant and received his B.A. in business administration from the University of Wisconsin--Oshkosh.

   Donna LeGrand has served as our General Counsel since February 2000. From 1998 to February 2000, Ms. LeGrand served as Division Counsel for the Strategic and Global Licensing Division of SAS Institute Inc., a software company. From 1994 to 1998, Ms. LeGrand was a technology partner at Moore & Van Allen, a law firm in Raleigh, North Carolina. From 1993 to 1994, Ms. LeGrand was a partner at Graham & James, a law firm in Raleigh, North Carolina. From 1985 to 1993, Ms. LeGrand was an associate at law firms in Raleigh, N.C. and Dallas, Texas. Ms. LeGrand received a J.D. from Duke University School of Law and a B.S. in political science from Portland State University.

   Bruce J. Boehm has served as a director of SciQuest.com since October 1997. Mr. Boehm has been active as an originator of and investor in early stage technology companies since 1992. Mr. Boehm holds M.B.A. and M.S. degrees from Stanford University and a B.S. from the Massachusetts Institute of Technology.

   Noel J. Fenton has served as a director of SciQuest.com since November 1998. Mr. Fenton has been a Managing General Partner of Trinity Ventures since 1986. From 1964 to 1986, he was a co-founder of three venture capital backed start-up companies, for two of which, Acurex Corporation and Covalent Systems Corporation, he served as CEO. Mr. Fenton received an M.B.A. from Stanford University and a B.S. from Cornell University.

   Gautam A. Prakash has served as a director of SciQuest.com since October 1998. Mr. Prakash is a partner with Bessemer Venture Partners, which he joined in 1993. He is a director of a number of privately held electronic commerce and healthcare companies. Prior to joining Bessemer, Mr. Prakash worked for McKinsey & Co. Mr. Prakash graduated from Yale University with a B.S. in molecular biophysics and biochemistry and a B.A. in economics.

   Alan J. Taetle has served as a director of SciQuest.com since August 1998. Mr. Taetle has been a General Partner with Noro-Moseley Partners, a venture capital firm, since May 1998. From March 1995 to April 1998, Mr. Taetle was Executive Vice President of Marketing and Business Development for MindSpring Enterprises, an Internet service provider. From November 1992 to March 1995, Mr. Taetle served as Director of Operations and Product Management at CogniTech Corporation, a developer of retail management software. Mr. Taetle received an M.B.A. from Harvard Business School and a B.A. in Economics from the University of Michigan.

   Timothy T. Weglicki has served as a director of SciQuest.com since May 1999. Since December 1993, he has been principally employed as a Managing Member of ABS Partners, L.P., the General Partner of ABS Capital Partners, L.P., a private equity fund. Prior to that date, he was principally employed as a Managing Director of Alex. Brown & Sons Incorporated where he established and headed its Capital Markets Group. Mr. Weglicki holds an M.B.A. from the Wharton Graduate School of Business and a B.A. from Johns Hopkins University. Mr. Weglicki is a director of ElderTrust, a healthcare real estate investment trust, and a number of privately held companies.

   There are no family relationships between any of our directors or executive officers.

Terms of Directors

   The board of directors is divided into three classes, with members serving for staggered three-year terms. The board is comprised of three Class I directors (Messrs. Boehm, Prakash and Taetle), two Class II directors (Messrs. Fenton and Weglicki) and two Class III directors (Messrs. Anderson and Andrews). At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the initial Class I directors, Class II directors and Class III directors will expire upon the election and qualification of successor directors at the 2000, 2001 and 2002 annual meetings of stockholders, respectively.

Committees of the Board of Directors

   Messrs. Fenton, Weglicki and Boehm are members of the Audit Committee. The Audit Committee reviews the scope and timing of our audit services and any other services our independent auditors are asked to perform, the auditor's report on our financial statements following completion of their audit and their policies and procedures with respect to internal accounting and financial controls. In addition, the Audit Committee makes annual recommendations to the board of directors for the appointment of independent auditors for the following year.

   Messrs. Prakash, Taetle and Boehm are members of the Compensation Committee. The Compensation Committee reviews and evaluates the compensation and benefits of all our officers, reviews general policy matters relating to compensation and employee benefits and makes recommendations concerning these matters to the board of directors. The Compensation Committee also administers our stock option plan.

Compensation of Directors

   Our directors do not receive any compensation for services performed in their capacity as directors. We reimburse each director for reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors and any of its committees.

Compensation Committee Interlocks and Insider Participation

   No member of the Compensation Committee is or will be an executive officer of SciQuest.com.

Executive Compensation

   The following table sets forth the total compensation paid by SciQuest.com during the year ended December 31, 1999 to our Chief Executive Officer and our four other most highly compensated executive officers who earned more than $100,000 during 1999. We may refer to these persons as our named executive officers elsewhere in this prospectus.

                          Summary Compensation Table

                                                                        Long-Term
                                                                       Compensation
                                            Annual Compensation           Awards
                                     --------------------------------- ------------
                                                                        Number of
                                                                        Securities
Name and Principal                                        All Other     Underlying
Position                 Fiscal Year  Salary   Bonus   Compensation(1)   Options
M. Scott Andrews........    1999     $ 99,196 $150,000     $3,362        $    --
 Chief Executive Officer

Robert M. Fusillo.......    1999      142,481  105,000      4,370         150,123(2)
 Chief Information
  Officer

Lyle A. Brecht..........    1999      177,311   75,000      4,266         146,648(3)
 Chief Business
  Development Officer

James J. Scheuer........    1999      125,085  125,000      3,197          91,175(4)
 Chief Financial Officer

Antony Francis..........    1999      134,895   75,000      3,166         150,123(5)
 Vice President of
  Operations

----------------
(1) These amounts represent primarily life and health insurance premiums paid by the Company on behalf of the named executive officers.
(2) Reflects total grants of 191,831 options, of which 41,708 have been exercised.
(3) Reflects total grants of 230,250 options, of which 83,602 have been exercised.
(4) Reflects total grants of 141,782 options, of which 50,607 have been exercised.
(5) Reflects total grants of 150,123 options, none of which have been exercised.

 Options Granted During Last Fiscal Year

   The following table sets forth certain information regarding options granted in 1999 to the executive officers named in the Summary Compensation Table.


                                                                         Potential Realizable Value at
                         Number of      % of Total                          Assumed Annual Rates of
                         Securities      Options     Exercise            Stock Price Appreciation for
                         Underlying     Granted to    Price                     Option Term (4)
                          Options       Employees      Per    Expiration -----------------------------
Name                     Granted (1)  in Fiscal Year  Share      Date          5%            10%
M. Scott Andrews........      --            --           --         --              --             --
Robert Fusillo..........   25,000(2)       1.53%      $47.50   12/16/09  $    1,934,312 $    3,080,069
Lyle A. Brecht..........  103,890(3)       6.35%      $ 0.18   02/09/09          31,242         49,748
                           45,000(2)       2.75%      $47.50   12/16/09       3,481,762      5,544,125
James J. Scheuer........   25,000(2)       1.53%      $47.50   12/16/09       1,934,312      3,080,069
Antony Francis..........  125,123(3)       7.65%      $ 0.18   02/09/09          37,628         59,916
                           25,000(2)       1.53%      $47.50   12/16/09       1,934,312      3,080,069

----------------
(1) Unless otherwise indicated, each option vests and becomes exercisable as follows: 25% on the one year anniversary of the employee's employment, and in equal monthly increments of 2.084% per month for 36 months, with full vesting at 48 months from the employee's initial date of employment.
(2) Options were granted under the SciQuest.com, Inc. Stock Incentive Plan.
(3) Options were granted under the SciQuest.com, Inc. Stock Option Plan.
(4) The potential realizable value of the options reported above was calculated by assuming 5% and 10% annual rates of appreciation of our common stock based on the exercise price of the option from the date of grant of the options until the expiration of the options. These assumed annual rates of appreciation were used in compliance with the rules of the Securities and Exchange Commission and are not intended to forecast future price appreciation of the common stock. The actual value realized from the options could be substantially higher or lower than the values reported above, depending upon the future appreciation or depreciation of the common stock during the option period and the timing of exercise of the options. The potential realizable value computation does not take into account federal or state income tax consequences of option exercised or sales of appreciated stock.

 Aggregated Option Exercises in Last Fiscal year and Fiscal Year-End Option
Values

   The following table sets forth certain information concerning option exercises by executive officers named in the Summary Compensation Table during 1999.

                                                    Number of Securities
                                                   Underlying Unexercised     Value of Unexercised
                                                   Options at Fiscal Year    In-the-Money Options at
                           Shares                            End               Fiscal Year End (2)
                         Acquired on    Value     ------------------------- -------------------------
Name                      Exercise   Realized (1) Exercisable Unexercisable Exercisable Unexercisable
M. Scott Andrews........      --             --        --            --            --            --
Robert M. Fusillo.......   41,708     $  611,664     6,953       150,123    $  551,388   $10,723,953
Lyle A. Brecht..........   83,602      1,226,025    13,274       146,648     1,052,808     9,502,067
James J. Scheuer........   50,607        742,171     7,785        91,175       617,456     6,048,576
Antony Francis..........      --             --        --        150,123           --     10,723,953

----------------
(1) Upon exercise of the option, an option holder did not receive the amount reported above under the column Value Realized. The amounts reported above under Value Realized merely reflect the amount by which the value of our common stock exceeded the exercise price of the option on the date of exercise of the option. The option holder does not realize any cash until the shares of common stock issued upon exercise of the options are sold.
(2) The value of our common stock at December 31, 1999 was $79.50 per share, based on the closing price of the common stock on that date as reported by Nasdaq. The value of options was determined by subtracting the aggregate exercise prices of the options from the value of the common stock issuable upon exercise of the options.

 Stock Plans

   SciQuest.com, Inc. 1999 Stock Incentive Plan. The SciQuest.com Stock Incentive Plan was adopted by our Board in October 1999 and approved by our stockholders in November 1999. The incentive plan replaced our original plan, the SciQuest.com, Inc. Stock Option Plan.

   A maximum of 2,854,998 shares is authorized for issuance under the incentive plan. The incentive plan provides for the grant of incentive and nonqualified stock options, restricted stock or other stock-based awards to our employees, including directors who are employees, and for the grant of nonqualified stock options, restricted stock or other stock-based awards to our non-employee directors, consultants and advisors.

   Our incentive plan is administered by our Compensation Committee. For so long as our common stock is registered under the Securities Exchange Act of 1934, as amended, a Board-appointed committee of not less than two members, each of whom qualifies as a non-employee director, is empowered to grant awards and take other action under the incentive plan with respect to individuals deemed to be insiders for purposes of Section 16 of the Securities Exchange Act.

   Our incentive plan provides that any option granted to a person who is subject to the provisions of Section 16 of the Securities Exchange Act will not become exercisable for a period of at least six months following the date of grant. Other restrictions on the terms applicable to incentive stock options are imposed under the incentive plan to ensure compliance with the requirements for incentive stock options under Section 422 of the Internal Revenue Code.

   The incentive plan permits common stock purchased upon the exercise of options to be paid in cash or by check or through a broker-facilitated cashless exercise procedure, or, to the extent permitted by applicable law, by delivery of previously owned shares, a promissory note or other means approved by our Board of Directors.

   Our Board may also grant restricted stock awards under the incentive plan. These awards entitle recipients to acquire shares of our common stock, subject to our right to repurchase all or a part of the shares. The other terms applicable to restricted stock awards are determined by our Board. Any restricted stock award granted to a participant who is subject to the provisions of Section 16 of the Securities Exchange Act restricts the release of the shares subject to the award for a period of at least six months following the date of grant.

   Our Board has the authority to grant other awards based on our common stock having terms and conditions as determined by our Board. Except as our Board may otherwise provide in a particular award, no awards granted under the incentive plan may be transferred or assigned by the holder other than by will or the laws of descent or distribution.

   In the event that:

  . we merge with or consolidate into another corporation, which results in our stockholders owning less than 50% of the voting power of the voting securities of the surviving or successor corporation following the transaction;

  . we sell all or substantially all of our assets;

  . we completely liquidate; or

  . someone acquires 50% or more of the voting power of our outstanding securities, except through a merger, consolidation or an acquisition of our securities directly from us.

then any options, stock appreciation rights and any restricted stock awards or other then stock-based awards that would have become vested within the next twelve months become vested and free of all restrictions. Our Board may, in its discretion, terminate any unexercised options or stock appreciation rights, or permit the acquiring or succeeding corporation to assume or substitute equivalent options or stock appreciation rights for ours.

   Our Board may terminate or amend the incentive plan at any time. Our stockholders must approve any increase in the total number of shares available under the incentive plan. No awards may be made under the incentive plan after October 2009.

   As of December 31, 1999, we had outstanding 649,100 stock options under the incentive plan, at an average exercise price of $32.86 per share, and no options have been exercised.

   SciQuest.com, Inc. 1997 Stock Option Plan. After its adoption and approval by our Board and our stockholders in September 1997, the SciQuest, Inc. Stock Option Plan was amended by our Board (and approved by our stockholders) in September 1998, February 1999 and August 1999 to increase the number of shares available for issuance thereunder. The option plan was also amended in March 1999 to change the name of the plan to the SciQuest.com, Inc. Stock Option Plan.

   Under the option plan, our Board has the power to grant incentive and nonqualified stock options to our employees, including directors who are employees, and nonqualified stock options to our non-employee directors, consultants and advisors. The option plan is administered by our Board in conjunction with the Compensation Committee.

   The option plan permits common stock purchased upon the exercise of options to be paid in cash or by check.

   In the event that:

  . we merge with or consolidate into another corporation, which results in our stockholders owning less than 50% of the voting power of the voting securities of the surviving corporation; or

  . we sell, lease or otherwise dispose of all or substantially all of our assets;

then that portion of any outstanding options that would have become vested within the next twelve months will become vested as of a date prior to the change of control. Our Board may also, in its discretion, provide that any other unvested and unexercisable portion of an outstanding option shall become immediately vested and exercisable. Any accelerated vesting under this provision is conditioned upon the consummation of the change of control event. Our Board may, in its discretion, terminate any unexercised options that become vested and exercisable solely because of this provision.

   As of December 31, 1999, we had outstanding 1,544,628 stock options under the option plan, at a weighted average exercise price of $2.86 per share, and 436,874 options have been exercised. Our Board has determined not to grant any additional options under the option plan subsequent to this offering, and amended the plan, in November 1999, to decrease the number of shares authorized under the plan to 2,056,060.

   Provisions Applicable to Both Plans. The exercise price of options granted under both the incentive plan and the option plan is determined by our Board; however, the exercise price of incentive stock options granted under the plan must be equal to at least the fair market value of our common stock on the date of grant (or 110% of the fair market value if the grant is made to a 10% or more stockholder). Other restrictions on the terms applicable to incentive stock options are imposed under the plan to ensure compliance with the requirements for incentive stock options under Section 422 of the Internal Revenue Code.

   In the event an optionee ceases to be employed by us for any reason other than death or disability, each outstanding option held by such optionee will terminate and cease to be exercisable no later than three months after the date of such cessation of employment. Should the optionee's employment terminate by reason of death or disability (including death within three months following cessation of employment), each outstanding option held by such optionee will terminate and cease to be exercisable no later than twelve months after the date of such cessation of employment.

   401(k) Profit Sharing Plan. We maintain a 401(k) Profit Sharing Plan. In general, all of our employees who have completed 30 days of service are eligible to participate. Our 401(k) Plan includes a salary deferral arrangement pursuant to which participants may contribute, subject to certain Code limitations, a maximum of 15% of their salary or $10,000 on a pre-tax basis. We currently do not match any portion of the employee's contribution. A separate account is maintained for each participant in the 401(k) Plan. Distributions from our 401(k) Plan may be made in the form of a lump-sum cash payment or in installment payments.

 Employment Agreements

   Our principal employees, including executive officers, are required to sign an agreement prohibiting their disclosure of any of our confidential or proprietary information and restricting their ability to compete with us during their employment and for a period of two years thereafter, restricting solicitation of customers and employees following their employment with us and providing for ownership and assignment of intellectual property rights to us.

 Limitation of Liability and Indemnification of Officers and Directors

   Our certificate of incorporation limits personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by the Delaware General Corporation Law. Our certificate of incorporation provides that no director of SciQuest.com shall have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty of care or other duty as a director. However, these provisions do not eliminate or limit the liability of a director:

  .for any breach of a director's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  .for voting or assenting to unlawful distributions; or

  .for any transaction from which the director derived an improper personal benefit.

   Any amendment to or repeal of such provisions will not eliminate or reduce the effect of such provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment, repeal or adoption of such an inconsistent provision. If the Delaware General Corporation Law is subsequently amended to provide for further limitations on the personal liability of directors of corporations for breach of duty of care or other duty as a director, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

   Our certificate of incorporation provides that we will indemnify our directors and executive officers and may indemnify our other corporate agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

   We have purchased directors' and officers' liability insurance policies in the total amount of $15 million.

                           RELATED PARTY TRANSACTIONS

Equity Transactions

   In October 1997, as part of our sale of 711,486 shares of series A convertible preferred stock at a price of $0.91 per share, we sold 109,890 shares to Bruce Boehm, one of our directors. Mr. Boehm acquired these shares on the same terms as other purchasers in this transaction.

   In July, October and November 1998, as part of our sale of 3,777,626 shares of series B mandatorily redeemable convertible preferred stock at a price of $2.80 per share and warrants to purchase 57,545 shares of our series B mandatorily redeemable convertible preferred stock at an exercise price of $2.80 per share, we sold 21,873 shares and warrants to purchase 6,705 shares of common stock to Bruce Boehm and 21,447 shares and warrants to purchase 3,910 shares of common stock to family members of Peyton Anderson, one of our officers and directors. Mr. Boehm and Mr. Anderson's family members acquired these shares and warrants on the same terms as other purchasers in this transaction.

   On March 1, 1999, we sold 89,408 shares of our series C convertible preferred stock, at a price of $2.80 per share to Antony Francis, our Vice President of Operations. The shares vest over a two-year period. Mr. Francis was granted registration rights with respect to these shares.

   In May and June 1999, as part of our sale of 3,312,720 shares of our series D mandatorily redeemable convertible preferred stock at a price of $11.32 per share and warrants to purchase 1,004,829 shares of common stock at an exercise price of $7.46 per share, we sold:

  . 662,544 shares of series D mandatorily convertible preferred stock and warrants to purchase 200,969 shares of common stock to affiliates of Timothy Weglicki, one of our directors;

  . 163,469 shares of series D mandatorily redeemable convertible preferred stock and warrants to purchase 49,584 shares of common stock to affiliates of Gautam Prakash, one of our directors;

  . 111,561 shares of series D mandatorily redeemable convertible preferred stock and warrants to purchase 33,839 shares of common stock to affiliates of Alan Taetle, one of our directors;

  . 151,638 shares of series D mandatorily redeemable convertible preferred stock and warrants to purchase 45,995 shares of common stock to affiliates of Noel Fenton, one of our directors;

  . 15,085 shares of series D mandatorily redeemable convertible preferred stock and warrants to purchase 4,576 shares of common stock to Dwight Sawin, who was then one of our directors; and

  . 7,371 shares of series D mandatorily redeemable convertible preferred stock and warrants to purchase 2,236 shares of common stock to family members of Peyton Anderson, one of our officers and directors.

   These individuals acquired these shares and warrants on the same terms as other purchasers in this transaction.

   All references in the foregoing to number of shares and exercise price for preferred stock do not reflect the effect of the 1.516643 to 1 common stock split effected in November 1999. All of our outstanding preferred shares were converted into shares of our common stock upon the completion of our initial public offering and all of the outstanding warrants to purchase our preferred shares were converted into warrants to purchase shares of our common stock.

Other Transactions

   In December 1998, we entered into a Content Conversion Services Agreement with Requisite Technology, Inc. Under this agreement, Requisite converts product information content received by us from our suppliers to electronic catalog format for use on our Web sites. The agreement has an initial 12 month term with automatic renewal thereafter. It may be terminated by either party for material breach or upon the occurrence of bankruptcy or similar events. Noel Fenton, one of our directors, also serves as a director of Requisite Technology, Inc.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth information with respect to the beneficial ownership of our capital stock as of February 29, 2000 and as adjusted to reflect our sale of common stock in this offering by:

  . all those known by us to be beneficial owners of more than five percent of the outstanding shares of common stock;

  . all executive officers;

  . each of our directors;

  . all executive officers and directors as a group; and

  . each selling stockholder.

   For purposes of calculating the percentage beneficially owned, the number of shares of common stock deemed outstanding prior to this offering consists of 26,464,525 shares outstanding as of February 29, 2000. The number of shares of common stock deemed outstanding after this offering includes an additional shares that are being offered for sale by us in this offering.

   Options that are exercisable within sixty days of February 29, 2000 are deemed to be outstanding and to be beneficially owned by the stockholder holding the options for the purpose of computing that stockholder's percentage ownership but are not treated as outstanding for the purpose of computing the percentage ownership of any other stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person or group who has or shares voting or investment power with respect to such shares. Unless otherwise indicated, the persons named on this table have sole voting and investment control with respect to all shares beneficially owned.


                                                                       Shares
                            Shares Beneficially                     Beneficially
                                   Owned                               Owned
                             Prior to Offering                     After Offering
                            -----------------------                --------------
Name                          Shares     Percent    Shares Offered Shares Percent
Trinity Ventures VI,
 L.P.(1)...................    1,907,190      7.2%         *
 3000 Sand Hill Road
 Building 1, Suite 240
 Menlo Park, CA 94025

Bessemer Venture Partners
 IV L.P.(2)................    1,640,868      6.2%         *
 1400 Old Country Road
 Suite 407
 Westbury, NY 11590

Noro-Moseley Partners IV,
 L.P.(3)...................    1,555,793     5.92%         *
 9 North Parkway Square
 4200 Northside Parkway, NW
 Atlanta, GA 30327

                                                                         Shares
                             Shares Beneficially                      Beneficially
                                    Owned                                Owned
                              Prior to Offering                      After Offering
                             --------------------------              --------------
Name                           Shares        Percent  Shares Offered Shares Percent
M. Scott Andrews...........      798,934(4)      3.0%        *
 5151 McCrimmon Parkway
 Suite 208
 Morrisville, NC 27560

Peyton C. Anderson.........      853,112(5)      3.2%        *
 5151 McCrimmon Parkway
 Suite 208
 Morrisville, NC 27560

Bruce J. Boehm.............      210,007(6)     0.79%        *

Noel J. Fenton.............    1,907,190(7)      7.2%        *

Gautam A. Prakash..........    1,640,868(8)      6.2%        *

Alan J. Taetle.............    1,555,793(9)      5.9%        *

Timothy T. Weglicki........    1,205,812(10)     4.5%        *

All directors and executive
 officers as a group (12
 persons)
 (4)(5)(6)(7)(8)(9)(10)(11).   8,603,889          32%        *

--------
 * To be determined, but in no case to exceed the lower of: (a) a pro-rata portion of the total shares requested to be registered in this offering by the selling stockholders or (b) for our management, 10% of their pre-IPO shares and, for our pre-IPO investors, 25% of their pre-IPO shares held.
 (1) Includes shares owned by Trinity VI Side-By-Side Fund, L.P., which is an affiliate of Trinity Ventures VI, L.P.
 (2) Includes shares owned by Bessemer Venture Investors L.P. and Bessec Ventures IV L.P., which are affiliates of Bessemer Venture Partners IV L.P.
 (3) Includes shares owned by Noro-Moseley Partners IV-B Fund L.P., which is an affiliate of Noro-Moseley Partners IV, L.P.
 (4) Consists of shares owned by Andrews Properties of Wake County LLC.
 (5) Consists of shares owned by Peyton C. Anderson and Little Lake Hill LLC.
 (6) Includes 10,170 shares subject to a warrant that is currently exercisable.
 (7) Consists of shares owned by Trinity Ventures VI, L.P. and Trinity VI Side-By-Side Fund, L.P. Mr. Fenton is managing general partner of these entities and may be deemed to be a beneficial owner of these shares. Mr. Fenton disclaims beneficial ownership.
 (8) Consists of shares owned by Bessemer Venture Partners IV L.P., Bessemer Venture Investors L.P. and Bessec Ventures IV L.P. Mr. Prakash is a principal of these entities and may be deemed to be a beneficial owner of these shares. Mr. Prakash disclaims beneficial ownership.
 (9) Consists of shares owned by Noro-Moseley Partners IV L.P. and Noro-Moseley Partners IV-B Fund, L.P. Mr. Taetle is a principal of these entities and may be deemed to be a beneficial owner of these shares.
     Mr. Taetle disclaims beneficial ownership.
(10) Includes 200,969 shares subject to warrants that are currently exercisable. Mr. Weglicki is Managing Member of ABS Partners III, L.L.C., which is the general partner of ABS Capital Partners III, L.P., and may be deemed to be a beneficial owner of these shares. Mr. Weglicki disclaims beneficial ownership.
(11) Includes 120,652 shares subject to options that are exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

General

   Our authorized capital stock of 100,000,000 shares consists of 90,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. As of December 31, 1999, we had issued and outstanding 26,353,652 shares of common stock.

Common Stock

   Upon completion of this offering, there will be 28,464,525 shares of common stock outstanding assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Holders of shares of our common stock are entitled to one vote for each share on all matters to be submitted to a vote of our stockholders and do not have cumulative voting rights. Subject to the rights of any holders of preferred stock which may be issued in the future, the holders of shares of our common stock are entitled to share ratably in such dividends as may be declared and paid out of funds legally available. In the event of a liquidation or winding up of SciQuest.com, holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences, if any. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

   We have 10,000,000 shares of preferred stock authorized, none of which is outstanding. The board has the authority, without further stockholder approval, to issue such shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions on the shares of each such series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change of control of SciQuest.com. There are no outstanding shares of preferred stock and no series have been designated.

Options and Warrants

   As of February 29, 2000, we had outstanding options to purchase an aggregate of 2,306,427 shares of common stock at a weighted average exercise price of $15.32 per share and warrants to purchase an aggregate of 5,887,517 shares of common stock at a weighted average exercise price of $1.01 per share. All outstanding options and warrants provide for antidilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in the corporate structure of SciQuest.com. An aggregate of 716,577 warrants provide for antidilution adjustment in the event of certain dilutive issuances of securities by us at less than $7.46 per share.

Anti-takeover Effects of Provisions of Certificate of Incorporation and Bylaws

   Under Delaware law, all stockholder actions must be effected at a duly called annual or special meeting. Our bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the board of directors or our Chief Executive Officer or Chairman. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our Secretary of the stockholder's intention to bring such business before the meeting. The holders of a majority of our outstanding shares will consist of a quorum for the transaction of business. Each stockholder has one vote per share of stock. Except as explained below or provided by Delaware law, approval of a majority of those stockholders who are present is required to take any action.

   Our certificate of incorporation and bylaws provide that a director may be removed from office only with cause by the affirmative vote of at least 75% of all shares voting on the removal. Cause is defined as incompetence, mental or physical incapacity, breach of fiduciary duty involving dishonesty, personal profit, a failure to perform stated duties or a violation of law. Our board of directors is classified into the three-year terms. In addition, the provisions of our certificate of incorporation that relate to the election and removal of directors and the prohibition on the calling of special meetings by stockholders and actions by stockholders by written consent may only be amended by a vote of 75% of our outstanding shares of voting stock. Our bylaws may only be amended by our board of directors or by a vote of 75% of our outstanding shares of voting stock.

   These provisions of our certificate of incorporation and bylaws are intended to discourage types of transactions that may involve an actual or threatened change of control of SciQuest.com. Such provisions are designed to reduce the vulnerability of SciQuest.com to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of SciQuest.com. Such provisions are also intended to discourage tactics that may be used in proxy fights but could, however, have the effect of discouraging others from making tender offers for our shares and, consequently, may also inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in the management of SciQuest.com.

Effect of Delaware Anti-takeover Statute

   We are subject to Section 203 of the Delaware General Corporation Law, or the anti-takeover law, which regulates corporate acquisitions. The anti-takeover law prevents certain Delaware corporations, including those whose securities are listed for trading on the Nasdaq National Market, from engaging under certain circumstances in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of the anti-takeover law, a "business combination" includes, among other things, a merger or consolidation involving SciQuest.com, and the interested stockholder and the sale of more than 10% of SciQuest.com's assets. In general, the anti-takeover law defines an "interested stockholder" as any entity or person beneficially owning 15% or more the outstanding voting stock of SciQuest.com and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of the anti-takeover law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not "opted out" of the provisions of the anti-takeover law.

Registration Rights

   Holders of 17,257,525 shares of our common stock and 757,257 shares of our common stock issuable upon the exercise of outstanding warrants will be entitled to certain rights with respect to the registration of these shares under the Securities Act. The shares being offered by the selling stockholders have been included in this offering pursuant to these registration rights.

   If we register any of our common stock, either for our own account or for the account of other security holders, the holders are entitled to notice of the registration and to include their shares of common stock in the registration. All of these rights to register securities in connection with this offering have been waived as required by the respective agreements granting these rights.

   On or after July 30, 2000, holders of 5,729,310 shares of common stock, representing shares issued in conversion of our series B mandatorily redeemable convertible preferred stock, may require that we register all or part of these securities for sale under the Securities Act. Beginning 12 months after the completion of our initial public offering, subject to specified limitations, holders of 6,013,177 shares of common stock, representing shares issued in conversion of our series D mandatorily redeemable convertible preferred stock and issuable in exercise of outstanding warrants, may require that we register all or part of these securities for sale under the Securities Act. Until we are entitled to register our shares on Form S-3, a short form registration statement, these holders may only make two such demands. Once we are entitled to use Form S-3, which may be as early as November 2000, all of these holders may make such demands for registrations on Form S-3 on an unlimited number of occasions.

   In all cases, a holder's right to include shares in a registration is subject the ability of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of all of these registrations will be paid by us, and all selling expenses will be paid by the holders of the securities being registered.

Listing

   Our common stock is quoted on the Nasdaq National Market under the trading symbol "SQST."

Transfer Agent

   The transfer agent for our common stock is SunTrust Bank, Atlanta.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales may occur, could materially and adversely affect prevailing market prices of our common stock and our ability to raise equity capital in the future.

   Upon completion of this offering, we will have outstanding an aggregate of 28,464,525 shares of our common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these shares, all shares sold in this offering, and the 8,025,000 shares sold in the initial public offering will be freely tradable without restriction or registration under the Securities Act, unless such shares are purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. Of the remaining shares, 217,367 shares are freely tradeable without restriction or registration under the Securities Act and 14,921,758 shares, as well as any shares sold in this offering that are purchased by one of our affiliates, are restricted securities that may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below.

   As a result of the contractual restrictions and the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, the restricted securities will be available for sale in the public market as follows:

  .      shares may be eligible for sale in accordance with the applicable requirements of Rule 144;

  .      shares may be eligible for sale in accordance with the requirements of Rule 144 upon expiration of lock-up agreements expiring 60 days after the date of this prospectus;

  .      shares may be eligible for sale in accordance with the requirements of Rule 144 upon expiration of lock-up agreements expiring 90 days after the date of this prospectus; and

  . 174,414 shares may be eligible for sale in accordance with the requirements of Rule 144 on July 30, 2000.

Lock-up Agreements

   All of our officers, directors and substantially all of our stockholders have signed lock-up agreements under which they have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise dispose of, other than by operation of law, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or enter into any swap or other arrangement that transfers to another person in whole or in part, any of the economic consequences of ownership of our common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, for a period of 90 days after the date of this prospectus in the case of our officers, directors and selling stockholders, and for a period of 60 days after the date of this prospectus in the case of our other stockholders.

Rule 144

   In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of restricted securities that does not exceed the greater of 1% of the number of shares of our common stock then outstanding, which will equal approximately 284,641 shares immediately after this offering, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to specific manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

   Under Rule 144(k), a person who is not one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon completion of this offering.

Rule 701

   In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock plan or other written agreement prior to our initial public offering is eligible to resell such shares 90 days after the date of the prospectus filed in connection with our initial public offering in reliance on Rule 144, but without compliance with various restrictions. Specifically, shares acquired pursuant to Rule 701 may be sold by nonaffiliates without regard to the holding period, volume limitations or information or notice requirements of Rule 144, and by our affiliates without regard to the holding period requirement.

Registration Rights

   After the completion of this offering, certain stockholders holding approximately 17,257,525 shares of common stock and 757,257 shares of common stock issuable upon the exercise of outstanding warrants, or their transferees, will be entitled to rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock--Registration Rights." After such a registration, these shares become freely tradable without
restriction under the Securities Act.        of the 3,300,000 shares being
offered by the selling stockholders have been included in this offering pursuant to these registration rights.

Stock Options and Warrants

   Options to purchase an aggregate of 178,113 shares of our common stock are fully vested as of December 31, 1999. All of such shares are subject to either the 60 or 90 day lock-up agreements described above. As of December 31, 1999, options to purchase an additional 2,022,580 shares of common stock were outstanding but subject to future vesting and an additional 2,205,898 shares of common stock were available for future grants under our stock incentive plans. Generally, options granted to employees vest and become exercisable as follows:
25% on the one year anniversary of the employee's employment and in equal monthly increments of 2.084% per month thereafter for 36 months, with full vesting in 4 years from the employee's initial date of employment. As of December 31, 1999, 5,889,303 shares of common stock are subject to currently exercisable warrants at an average exercise price of $1.01 per share.

   We have filed a registration statement on Form S-8 under the securities Act to register all shares of common stock subject to outstanding stock options and options issuable pursuant to our stock option plans. Subject to the lock-up agreements, shares covered by this registration statement will be eligible for sale in the public markets, other than shares owned by our affiliates, which may be sold in the public market if they qualify for an exemption from registration under Rule 144 or 701.

   We have filed a registration statement on Form S-8 to register all shares of common stock issuable under our stock option and stock incentive plans. Shares covered by this registration statement are eligible for sale in the public market, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements, if applicable.

                                  UNDERWRITING

   Subject to the terms and conditions of an underwriting agreement, dated
     , 2000, the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Deutsche Banc Securities Inc., Chase Securities Inc., Banc of America Securities LLC, Thomas Weisel Partners LLC, U.S. Bancorp Piper Jaffray Inc., William Blair & Company L.L.C., E*OFFERING Corp. and DLJdirect Inc. have severally agreed to purchase from SciQuest.com and the selling stockholders, the respective number of shares of common stock shown opposite their names below.

                                                                        Number
                                                                       of Shares
Underwriters:
 Donaldson, Lufkin & Jenrette Securities Corporation..................
 Chase Securities Inc.................................................
 Deutsche Banc Securities Inc.........................................
 Banc of America Securities LLC.......................................
 Thomas Weisel Partners LLC...........................................
 U.S. Bancorp Piper Jaffray Inc.......................................
 William Blair & Company L.L.C........................................
 E*OFFERING Corp......................................................
 DLJdirect Inc........................................................
                                                                        ------
  Total...............................................................
                                                                        ======

   The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered in this offering are subject to approval of certain legal matters and to certain other conditions. The underwriters must purchase and accept delivery of all the shares, other than those shares covered by the over-allotment option described below, if any are purchased.

   The underwriters propose to initially offer some of the shares of common stock directly to the public at the public offering price on the cover page of this prospectus and some of the shares to dealers at the public offering price
less a concession not in excess of $    per share. The underwriters may allow,
and these dealers may re-allow a concession not in excess of $    per share on
sales to other dealers. After the initial offering of the shares to the public, the representatives of the underwriters may change the public offering price and such concessions. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

   The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

                                                  Paid by       Paid by Selling
                                               SciQuest.com      Stockholders
                                             ----------------- -----------------
                                                No      Full      No      Full
                                             Exercise Exercise Exercise Exercise
Per share................................... $        $        $        $
Total.......................................

   We will pay the offering expenses, estimated to be $900,000.

   Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998 Thomas Weisel Partners has been named as a lead or co-manager on 138 filed public offerings of equity securities, of which 102 have been completed, and has acted as a syndicate member in an additional 75 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractural relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

   E*OFFERING Corp. has agreed to allocate a portion of the shares that it purchases to E*TRADE Securities, Inc., for further distribution to E*TRADE Securities, Inc. retail customers. E*OFFERING Corp. and E*TRADE Securities, Inc. will allocate shares to their respective customers in accordance with usual and customary industry practices. An electronic prospectus is available on the Web sites maintained by E*OFFERING Corp. and DLJdirect Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation. Other than the prospectus in electronic format, the information on these Web sites relating to the offering is not part of this prospectus and has not been approved or endorsed by us or the underwriters, and should not be relied on by prospective investors.

   We have granted to the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase up to 795,000 additional shares of common stock at the initial public offering price less the underwriting fees. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to various conditions, to purchase a number of additional shares proportionate to such underwriter's initial purchase commitment.

   In the event any selling stockholder fails to sell to the underwriters the shares the selling stockholder is required to sell in the offering, we will sell additional shares to the underwriters to make up the shortfall.

   We and the selling stockholders have agreed to indemnify the underwriters against various civil liabilities, including liabilities under the Securities Act, or to contribute the payments that the underwriters may be required to make in respect of these liabilities.

   We and our executive officers and directors, and substantially all of our stockholders either have agreed, or are contractually bound not to, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, for a period of 90 days after the date of this prospectus in the case of SciQuest, our executive officers, directors and selling stockholders and 60 days after the date of this prospectus in the case of our other stockholders:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

   Either of the foregoing transfer restrictions will apply regardless of whether a covered transaction is to be settled by the delivery of common stock or such other securities, in cash or otherwise. In addition, during this 180-day period, we have also agreed not to file any registration statement for, and each of our executive officers, directors and several stockholders have agreed not to make any demand for, or exercise any right of, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

   Our common stock is quoted on the Nasdaq National Market under the symbol "SQST."

   Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction that requires action for that purpose. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any of these shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. We advise persons who receive this prospectus to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of our common stock included in this offering in any jurisdiction where such an offer or a solicitation would not be permitted or legal.

   In connection with this offering, some underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot this offering, creating a syndicate short position. The underwriters may bid for and purchase shares of our common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. The underwriting syndicate may reclaim selling concessions if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or in some other way or if Donaldson, Lufkin & Jenrette Securities Corporation receives a report that indicates clients of such syndicate members have "flipped" the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

   In the event our common stock does not constitute an excepted security under the provisions of Regulation M promulgated by the SEC, the underwriters and dealers may engage in passive market making transactions in accordance with Rule 103. In general, a passive market maker may not bid for or purchase shares of common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

   Chase Securities Inc. and persons associated with Chase Securities Inc. beneficially own 47,107 shares of our common stock and warrants to purchase 14,288 shares of common stock at an exercise price of $7.46 per share, which warrants expire in May 2004. Additionally, Access Technology Partners, L.P., a fund of outside investors that is managed by an affiliate of Chase Securities Inc., owns 188,421 shares of our common stock and warrants to purchase 37,685 shares of common stock at an exercise price of $7.46 per share, which warrants expire in May, 2004.

   ABS Capital Partners III, L.P., BT Investment Partners, Inc. and persons associated with Deutsche Banc Securities, Inc. own 1,272,801 shares of our common stock and warrants to purchase 254,462 shares of common stock at an exercise price of $7.46 per share, which warrants expire in May 2004.

   Chase Securities Inc. has provided financial advisory services to us in the past and has received compensation at market rates for these services. In addition, Donaldson Lufkin & Jenrette has provided and will continue to provide financial advisory services to us and will receive compensation at market rates for these services.

                                 LEGAL MATTERS

   The validity of the issuance of the shares of the common stock to be sold in this offering and other legal matters related to this offering will be passed upon for us by Morris, Manning & Martin, L.L.P., Atlanta, Georgia, and other legal matters relating to this offering will be passed on for us by Hutchison & Mason PLLC, Raleigh, North Carolina. Legal matters in connection with this offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, New York, New York.

                                    EXPERTS

   The financial statements of SciQuest.com as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements of EMAX Solution Partners, Inc. included in this prospectus to the extent and for the periods indicated in their reports have been audited by KPMG LLP, independent public accountants and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

   Effective February 8, 1999, we dismissed Hughes, Pittman and Gupton LLP and engaged PricewaterhouseCoopers LLP as our independent accountants. Our board of directors approved the decision to change independent accountants. The report of Hughes, Pittman and Gupton LLP on our financial statements for the year ended December 31, 1997 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with its audits through December 31, 1997 and through February 8, 1999, there were no disagreements with Hughes, Pittman and Gupton LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Hughes, Pittman and Gupton LLP, would have caused them to make reference thereto in their report on the financial statements for the applicable year.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a registration statement on Form S-1 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or document.

   In addition, we file reports and other information with the SEC. You may read and copy all or any portion of the registration statement and the exhibits at the SEC's public reference room at 450 Fifth Street N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference rooms. Also, the SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
SciQuest.com, Inc.:

Report of Independent Accountants.........................................  F-2

Consolidated Balance Sheets as of December 31, 1998 and 1999..............  F-3

Consolidated Statements of Operations for the Years Ended December 31,
 1997, 1998 and 1999......................................................  F-4

Consolidated Statements of Stockholders' Equity (Deficit) for the Years
 Ended December 31, 1997, 1998 and 1999...................................  F-5

Consolidated Statements of Cash Flows for the Years Ended December 31,
 1997, 1998 and 1999......................................................  F-6

Notes to Consolidated Financial Statements................................  F-7

EMAX Solution Partners, Inc.:

Independent Auditors' Report.............................................. F-25

Consolidated Balance Sheets as of December 31, 1998 and 1999.............. F-26

Consolidated Statements of Operations for the Years Ended December 31,
 1998 and 1999............................................................ F-27

Consolidated Statements of Stockholders' Deficit for the Years Ended
 December 31, 1998 and 1999............................................... F-28

Consolidated Statements of Cash Flows for the Years Ended December 31,
 1998 and 1999............................................................ F-29

Notes to Consolidated Financial Statements................................ F-30


                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of SciQuest.com, Inc.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficit), and of cash flows present fairly, in all material respects, the financial position of SciQuest.com, Inc. and its subsidiary (the "Company") at December 31, 1999 and 1998, and the results of their operations and their cash flows for the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

February 2, 2000
Raleigh, North Carolina

                               SciQuest.com, Inc.

                          CONSOLIDATED BALANCE SHEETS

                                                     December 31,  December 31,
                                                         1998          1999
                      Assets
Current assets:
 Cash and cash equivalents.........................  $ 5,391,462   $  98,126,414
 Short-term investments............................    1,886,693      24,285,293
 Accounts receivable...............................      104,082       1,771,634
 Prepaid expenses and other assets.................       37,057       1,625,355
                                                     -----------   -------------
   Total current assets............................    7,419,294     125,808,696
                                                     -----------   -------------
Restricted cash....................................       82,236             --
Long-term investments..............................          --       23,592,483
Property and equipment, net........................      357,460       2,869,423
Capitalized development costs, net.................          --        1,392,085
Other assets.......................................    1,314,109       3,238,997
                                                     -----------   -------------
   Total assets....................................  $ 9,173,099   $ 156,901,684
                                                     ===========   =============
  Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
 Accounts payable..................................  $   694,611   $   4,250,978
 Accrued liabilities...............................      280,003       1,111,395
 Current maturities of capital lease obligations...       18,048         463,141
 Current maturities of notes payable...............       14,060             --
                                                     -----------   -------------
   Total current liabilities.......................    1,006,722       5,825,514
                                                     -----------   -------------
Deferred income taxes..............................      285,005          66,225
Capital lease obligations, less current maturities.       35,082       1,190,786
Notes payable, less current maturities.............       65,128             --
Commitments and contingencies (Note 14)............          --              --
Mandatorily redeemable convertible preferred stock.   10,882,702             --
Stockholders' equity (deficit):
 Series A convertible preferred stock, $0.001 par
  value; 769,231 and no shares designated; 769,221
  and no shares issued and outstanding as of
  December 31, 1998, and 1999, respectively........      683,135             --
 Series C convertible preferred stock, $0.001 par
  value; 700,000 and no shares designated,
  respectively; 546,405 and no shares issued and
  outstanding as of December 31, 1998 and 1999,
  respectively.....................................    1,524,470             --
 Preferred stock, undesignated, 10,000,000 shares
  authorized; none issued or outstanding ..........          --              --
 Common stock, $0.001 par value; 90,000,000 shares
  authorized; 3,412,447 and 26,353,652 shares
  issued and outstanding as of December 31, 1998,
  and 1999, respectively...........................        3,412          26,354
 Class B common stock, $0.001 par value, 250,020
  and no shares authorized, issued and outstanding
  as of December 31, 1998, and 1999, respectively
  .................................................      100,000             --
 Additional paid-in capital........................       49,949     591,841,571
 Deferred compensation.............................          --      (12,276,151)
 Deferred customer acquisition costs...............          --     (391,138,705)
 Accumulated other comprehensive loss..............       (6,673)            --
 Accumulated deficit...............................   (5,455,833)    (38,633,910)
                                                     -----------   -------------
 Total stockholders' equity (deficit)..............   (3,101,540)    149,819,159
                                                     -----------   -------------
   Total liabilities and stockholders' equity
    (deficit)......................................  $ 9,173,099   $ 156,901,684
                                                     ===========   =============

   The accompanying notes are an integral part of these financial statements.

                               SciQuest.com, Inc.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                               Year Ended December 31,
                                        ---------------------------------------
                                           1997        1998           1999
Revenues..............................  $  196,381  $   477,818  $    3,882,441
Cost of revenues......................         --        41,880       3,426,692
                                        ----------  -----------  --------------
    Gross profit......................     196,381      435,938         455,749
                                        ----------  -----------  --------------
Operating expenses:
  Development.........................     140,520    1,191,135       9,008,261
  Sales and marketing.................     256,699    1,706,033      10,206,133
  General and administrative..........     457,058    1,104,010       7,075,907
  Stock based non-cash employee
   compensation.......................         --           --          323,676
  Stock based non-cash customer
   acquisition costs..................         --           --        9,107,753
  Purchased in-process research and
   development........................         --       791,102             --
                                        ----------  -----------  --------------
    Total operating expenses..........     854,277    4,792,280      35,721,730
                                        ----------  -----------  --------------
Operating loss........................    (657,896)  (4,356,342)    (35,265,981)
                                        ----------  -----------  --------------
Interest income (expense):
  Interest income.....................       3,235      110,565       1,897,115
  Interest expense....................     (35,028)     (30,524)        (27,991)
                                        ----------  -----------  --------------
    Net interest income (expense).....     (31,793)      80,041       1,869,124
                                        ----------  -----------  --------------
Loss before income taxes..............    (689,689)  (4,276,301)    (33,396,857)
Income tax benefit....................         --        54,695         218,780
                                        ----------  -----------  --------------
Net loss..............................    (689,689)  (4,221,606)    (33,178,077)
                                        ==========  ===========  ==============
Pro forma net loss per common share --
 basic and diluted....................                                   $(2.09)
Pro forma weighted average common
 shares outstanding...................                               15,846,189
Net loss available to common
 stockholders.........................  $ (689,689) $(4,550,329) $(112,467,099)
                                        ==========  ===========  ==============
Net loss per common share--basic and
 diluted..............................      $(0.20)      $(1.33)        $(18.10)
Weighted average common shares
 outstanding--basic and diluted.......   3,412,447    3,412,447       6,214,893

   The accompanying notes are an integral part of these financial statements.

                              SciQuest.com, Inc.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                       Series A             Series C              Series E                                 Class B
                    Preferred Stock      Preferred Stock       Preferred Stock        Common Stock      Common Stock
                   ------------------  --------------------  --------------------  ------------------ ------------------
                    Shares    Amount    Shares     Amount     Shares     Amount      Shares   Amount   Shares    Amount
Balance at
December 31,
1996.............       --   $    --        --   $      --        --   $      --    3,412,447 $ 3,412  250,020  $100,000
 Noncash
 management
 compensation
 expense.........       --        --        --          --        --          --          --      --       --        --
 Issuance of
 Series A
 convertible
 preferred stock
 at $0.91 per
 share in
 exchange for
 cash and
 conversion of
 promissory note,
 net.............   769,221   683,135       --          --        --          --          --      --       --        --
 Net loss........       --        --        --          --        --          --          --      --       --        --
                   --------  --------  --------  ----------  --------  ----------  ---------- ------- --------  --------
Balance at
December 31,
1997.............   769,221   683,135       --          --        --          --    3,412,447   3,412  250,020   100,000
 Issuance of
 Series C
 convertible
 preferred stock
 at $2.80 per
 share in
 exchange for
 shares of
 BioSupplyNet,
 Inc.............       --        --    546,405   1,524,470       --          --          --      --       --        --
 Issuance of
 stock warrants..       --        --        --          --        --          --          --      --       --        --
 Accretion of
 mandatorily
 redeemable
 preferred
 stock...........       --        --        --          --        --          --          --      --       --        --
 Net loss........       --        --        --          --        --          --          --      --       --        --
 Other
 comprehensive
 loss--unrealized
 loss on
 investments.....       --        --        --          --        --          --          --      --       --        --
                   --------  --------  --------  ----------  --------  ----------  ---------- ------- --------  --------
Balance at
December 31,
1998.............   769,221   683,135   546,405   1,524,470       --          --    3,412,447   3,412  250,020   100,000
 Issuance of
 Series C
 convertible
 preferred stock
 at $2.80 per
 share in
 exchange for
 cash............       --        --     89,408     250,000       --          --          --      --       --        --
 Issuance of
 Series E
 convertible
 preferred stock
 at $11.32 per
 share in
 exchange for
 shares of IAI,
 Inc.............       --        --        --          --    114,995   1,255,616         --      --       --        --
 Issuance of
 Common Stock
 warrants in
 connection with
 Series D
 preferred stock.       --        --        --          --        --          --          --      --       --        --
 Realized loss on
 sale of
 investments.....       --        --        --          --        --          --          --      --       --        --
 Accretion of
 mandatorily
 redeemable
 preferred stock.       --        --        --          --        --          --          --      --       --        --
 Deferred
 compensation
 related to
 acquisition of
 IAI, Inc........       --        --        --          --        --          --          --      --       --        --
 Deferred
 compensation
 related to
 issuance of
 stock options...       --        --        --          --        --          --          --      --       --        --
 Deferred partner
 acquisition
 costs related to
 issuance stock
 warrants........       --        --        --          --        --          --          --      --       --        --
 Conversion of
 preferred stock
 into common
 stock...........  (769,221) (683,135) (635,813) (1,774,470) (114,995) (1,255,616) 13,438,185  13,438 (250,020) (100,000)
 Proceeds from
 sale of common
 stock in initial
 public offering.       --        --        --          --        --          --    8,625,000   8,625      --        --
 Exercise of
 common stock
 options.........       --        --        --          --        --          --      436,874     437      --        --
 Exercise of
 common stock
 warrants........       --        --        --          --        --          --      441,146     442      --        --
 Amortization of
 deferred
 compensation
 related to stock
 options.........       --        --        --          --        --          --          --      --       --        --
 Amortization of
 deferred
 compensation
 related to
 acquisition of
 IAI, Inc. ......       --        --        --          --        --          --          --      --       --        --
 Amortization of
 deferred partner
 acquisition
 costs...........       --        --        --          --        --          --          --      --       --        --
 Net loss........       --        --        --          --        --          --          --      --       --        --
                   --------  --------  --------  ----------  --------  ----------  ---------- ------- --------  --------
Total at December
31, 1999.........       --   $    --        --   $      --        --   $      --   26,353,652 $26,354      --   $    --
                   ========  ========  ========  ==========  ========  ==========  ========== ======= ========  ========
                                                               Accumulated
                                                 Deferred         Other                       Total
                    Additional     Deferred      Customer     Comprehensive   Accumu-     Stockholders'
                     Paid in       Compen-      Acquisition      Income        lated         Equity
                     Capital        sation         Costs         (Loss)         Loss        (Deficit)
Balance at
December 31,
1996.............  $    186,588  $        --            $--      $  --      $   (544,538) $   (254,538)
 Noncash
 management
 compensation
 expense.........       180,000           --             --         --               --        180,000
 Issuance of
 Series A
 convertible
 preferred stock
 at $0.91 per
 share in
 exchange for
 cash and
 conversion of
 promissory note,
 net.............           --            --             --         --               --        683,135
 Net loss........           --            --             --         --          (689,689)     (689,689)
                   ------------- ------------- -------------- ------------- ------------- --------------
Balance at
December 31,
1997.............       366,588           --             --         --        (1,234,227)      (81,092)
 Issuance of
 Series C
 convertible
 preferred stock
 at $2.80 per
 share in
 exchange for
 shares of
 BioSupplyNet,
 Inc.............           --            --             --         --               --      1,524,470
 Issuance of
 stock warrants..        12,084           --             --         --               --         12,084
 Accretion of
 mandatorily
 redeemable
 preferred
 stock...........      (328,723)          --             --         --               --       (328,723)
 Net loss........           --            --             --         --        (4,221,606)   (4,221,606)
 Other
 comprehensive
 loss--unrealized
 loss on
 investments.....           --            --             --      (6,673)             --         (6,673)
                   ------------- ------------- -------------- ------------- ------------- --------------
Balance at
December 31,
1998.............        49,949           --             --      (6,673)      (5,455,833)   (3,101,540)
 Issuance of
 Series C
 convertible
 preferred stock
 at $2.80 per
 share in
 exchange for
 cash............           --            --             --         --               --        250,000
 Issuance of
 Series E
 convertible
 preferred stock
 at $11.32 per
 share in
 exchange for
 shares of IAI,
 Inc.............           --            --             --         --               --      1,255,616
 Issuance of
 Common Stock
 warrants in
 connection with
 Series D
 preferred stock.       726,137           --             --         --               --        726,137
 Realized loss on
 sale of
 investments.....           --            --             --       6,673              --          6,673
 Accretion of
 mandatorily
 redeemable
 preferred stock.   (79,289,022)          --             --         --               --    (79,289,022)
 Deferred
 compensation
 related to
 acquisition of
 IAI, Inc........           --       (400,000)           --         --               --       (400,000)
 Deferred
 compensation
 related to
 issuance of
 stock options...    12,199,827   (12,199,827)           --         --               --            --
 Deferred partner
 acquisition
 costs related to
 issuance stock
 warrants........   400,246,458           --    (400,246,458)       --               --            --
 Conversion of
 preferred stock
 into common
 stock...........   129,106,344           --             --         --               --    125,306,561
 Proceeds from
 sale of common
 stock in initial
 public offering.   126,916,635           --             --         --               --    126,925,260
 Exercise of
 common stock
 options.........        60,351           --             --         --               --         60,788
 Exercise of
 common stock
 warrants........     1,824,892           --             --         --               --      1,825,334
 Amortization of
 deferred
 compensation
 related to stock
 options.........           --        240,341            --         --               --        240,341
 Amortization of
 deferred
 compensation
 related to
 acquisition of
 IAI, Inc. ......           --         83,335            --         --               --         83,335
 Amortization of
 deferred partner
 acquisition
 costs...........           --            --       9,107,753        --               --      9,107,753
 Net loss........           --            --             --         --       (33,178,077)  (33,178,077)
                   ------------- ------------- -------------- ------------- ------------- --------------
Total at December
31, 1999.........  $591,841,571  $(12,276,151) $(391,138,705)    $  --      $(38,633,910) $149,819,159
                   ============= ============= ============== ============= ============= ==============

  The accompanying notes are an integral part of these financial statements.

                               SciQuest.com, Inc.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                           ------------------------------------
                                             1997        1998          1999
Cash flows from operating activities
 Net loss................................  $(689,689) $(4,221,606) $(33,178,077)
 Adjustments to reconcile net loss to net
  cash used in operating activities
 Depreciation and amortization...........     12,421      205,122     1,264,120
 Noncash management compensation
  expense................................    180,000          --            --
 Amortization of debt discount...........        --        12,084           --
 Purchased in process research and
  development............................        --       791,102           --
 Deferred tax benefit....................        --       (54,695)     (218,780)
 Amortization of deferred compensation...        --           --        323,676
 Amortization of deferred customer
  acquisition costs......................        --           --      9,107,753
 Amortization of discount on
  investments............................        --           --       (215,069)
 Changes in operating assets and
  liabilities
  Accounts receivable....................      6,460      (61,425)   (1,650,144)
  Prepaid expenses and other assets......     (4,830)     (47,535)     (594,544)
  Accounts payable.......................     13,125      469,833     3,556,367
  Other assets...........................         --           --    (2,688,588)
  Accrued liabilities....................     91,659     (184,467)      766,928
                                           ---------  -----------  ------------
   Net cash used in operating activities.   (390,854)  (3,091,587)  (23,526,358)
                                           ---------  -----------  ------------
Cash flows from investing activities
 Purchase of property and equipment......        --      (273,341)   (3,420,505)
 Proceeds from sale of equipment.........        --           --        704,522
 Cash received from acquisitions.........        --         9,173         4,918
 Maturity of investments.................        --           --     11,854,602
 Purchase of investments, including
  restricted cash........................        --    (1,975,602)  (57,541,707)
                                           ---------  -----------  ------------
   Net cash used in investing activities.        --    (2,239,770)  (48,398,170)
                                           ---------  -----------  ------------
Cash flows from financing activities
 Borrowings under notes payable..........    211,581      562,110           --
 Repayment of notes payable..............    (90,869)    (206,348)     (175,188)
 Repayment of capital lease obligations..     (8,322)      (2,758)      (87,689)
 Proceeds from exercise of common stock
  warrants...............................        --           --      1,825,334
 Proceeds from exercise of common stock
  options................................        --           --         60,788
 Proceeds from issuance of Class B common
  stock, net.............................        --           --            --
 Proceeds from issuance of Series A
  convertible preferred stock, net.......    600,596          --            --
 Proceeds from issuance of Series C
  convertible preferred stock, net.......        --           --        250,000
 Proceeds from issuance of Series B
  mandatorily redeemable convertible
  preferred stock, net...................        --    10,038,979           --
 Proceeds from issuance of Series D
  mandatorily redeemable convertible
  preferred stock, net...................        --           --     35,860,975
 Proceeds from sale of common stock in
  initial public offering, net...........        --           --    126,925,260
                                           ---------  -----------  ------------
   Net cash provided by financing
    activities...........................    712,986   10,391,983   164,659,480
                                           ---------  -----------  ------------
Net increase in cash and cash
 equivalents.............................    322,132    5,060,626    92,734,952
Cash and cash equivalents at beginning of
 period..................................      8,704      330,836     5,391,462
                                           ---------  -----------  ------------
Cash and cash equivalents at end of
 period..................................  $ 330,836  $ 5,391,462  $ 98,126,414
                                           =========  ===========  ============

   The accompanying notes are an integral part of these financial statements.

                               SciQuest.com, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

   SciQuest.com, Inc. ("SciQuest.com" or the "Company"), which began operations on November 27, 1995, is a Web-based, interactive marketplace for scientific and laboratory products used by pharmaceutical, clinical, biotechnology, chemical, industrial and educational organizations worldwide. The Company's marketplace solutions utilize enabling Internet technologies and leverage its management's extensive industry expertise to streamline the traditionally inefficient scientific products supply chain. The Company's distributor-neutral approach allows it to create an open and scalable marketplace that it believes is more attractive to both buyers and suppliers. The Company earns revenues from e-commerce transactions generated by purchases made through the SciQuest.com Web sites. In addition, SciQuest.com earns revenue for banner advertising on its Web sites and advertising in the printed catalogue of scientific products (the "Source Book"), which is prepared and distributed by the Company's subsidiary, BioSupplyNet, Inc. ("BioSupplyNet") and on commissions received for the auction, through one of the Company's Web sites of used scientific equipment by the Company's subsidiary. Internet Auctioneers International, Inc. ("IAI"). SciQuest.com's technology allows buyers to quickly find vendors of the scientific products and services they need and then order these products directly from the supplier using SciQuest.com's Web sites.

2. Summary of Significant Accounting Policies

  Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Principles of Consolidation

   The consolidated financial statements include the accounts of SciQuest.com, Inc. and its wholly-owned subsidiaries, BioSupplyNet, Inc. and Internal Auctioneers International, Inc. All significant intercompany accounts and transactions have been eliminated.

  Cash and Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

  Investments

   The Company considers all investments that are not considered cash equivalents and with a maturity of less than one year from the balance sheet date to be short term investments. The Company considers all investments with a maturity of greater than one year to be long term investments. At December 31, 1998, all investments were considered as available-for-sale and were carried at fair value with unrealized gains and losses recognized as a component of other comprehensive income. At December 1999, all investments are considered as held-to-maturity and are carried at amortized cost, as the Company has both the positive intent and ability to hold them to maturity. The unrealized holding loss of $6,673 on the Company's investments at December 31, 1998 was amortized to interest income over the period from the date of the transfer of the investments to held-to-maturity to the maturity date of the related investments. Interest income includes interest, amortization of investment purchases premiums and discounts, and realized gains and losses on sales of securities. Realized gains and losses on sales of investment securities are determined based on the specific identification method.

                               SciQuest.com, Inc.

  Restricted Cash

   Restricted cash was comprised of a certificate of deposit which served as collateral on the Company's bank loan. This certificate of deposit was to be maintained until the bank loan was repaid. During the year ended December 31, 1999, the Company repaid the bank loan, and therefore this certificate of deposit is no longer restricted.

  Accounts Receivable

   The Company bears all risk of loss on credit sales of scientific products in e-commerce transactions. Accounts receivable are presented net of an allowance for uncollectable accounts of $37,000 and $39,000 at December 31, 1998 and 1999, respectively.

  Property and Equipment

   Property and equipment is primarily comprised of furniture and computer equipment which are recorded at cost and depreciated using the straight-line method over their estimated useful lives which range from three to five years. Property and equipment includes certain equipment under capital leases. These items are depreciated over the shorter of the lease period or the estimated useful life of the equipment.

  Development Costs

   Development costs include expenses incurred by the Company to develop, enhance, manage, monitor and operate the Company's Web sites and costs of managing and integrating data on this Company's web sites. In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statements of Position No. 98-1 "Accounting for the Costs of Computer Software Developed or obtained for Internal Use," ("SOP No. 98-1") which provides guidance regarding when software developed or obtained for internal use should be capitalized. SOP No. 98-1 is effective for financial standards for fiscal years beginning after December 15, 1998. The Company adopted SOP No. 98-1 effective January 1, 1999. The adoption of SOP No. 98-1 did not have a material impact on the Company's consolidated financial statements. With the adoption of SOP No. 98-1, the Company began accounting for the software development component of development costs in accordance with SOP No. 98-1 which requires certain costs associated with the development of the Company's Web sites to be capitalized and amortized over the useful life of the related applications, which generally range from three months to one year. Capitalized development cost are amortized over the estimated life of the related application.

  Capitalized Software Costs

   Software development costs are required to be capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. Capitalized software costs which are included in capitalized development costs result from the acquisition of BioSupplyNet (see Note 3) and were determined by an independent valuation of BioSupplyNet.

   These capitalized software costs are primarily associated with a search engine with e-commerce capabilities and high level electronic taxonomy and ontological conventions under development by BioSupplyNet at the date of acquisition. These costs are being amortized over a period of 27 months.

  Intangible Assets

   Intangible assets, which resulted primarily from the acquisition of BioSupplyNet, were determined by valuations prepared by management and are primarily associated with the Source Book and contracts with

                               SciQuest.com, Inc.

certain Web sites (the "Web Site Agreements") to provide a link to the SciQuest.com Web site. Because the Source Book is a printed publication, which must be updated on an annual basis, capitalized costs related to the Source Book are being amortized over a period of 15 months. Capitalized costs related to the Web Site Agreements are being amortized over a 12 month period which is the remaining term of such agreements.

   Goodwill represents the excess of the purchase price of BioSupplyNet and Internet Auctioneers International, Inc. over the fair value of the assets acquired. Goodwill is being amortized over a period of three to five years.

  Purchased In-Process Research and Development

   The acquisition cost of in-process technology that at the date of purchase has not achieved technological feasibility and has no alternative future use is charged to operations in the period such technology is acquired. Purchased in-process research and development costs for the year ended December 31, 1998 relate to the acquisition of BioSupplyNet (see Note 3).

  Fair Value of Financial Instruments

   The carrying value of cash and cash equivalents, accounts payable and accounts receivable at December 31, 1998 and 1999 approximated their fair value due to the short-term nature of these items. The Company considers its short-term and long-term investments to be held-to-maturity and therefore these investments are carried at amortized cost. The fair value of the Company's short-term and long-term investments at December 31, 1998 and 1999, based on market quotes, is presented in note 5.

  Impairment of Long-Lived Assets

   The Company evaluates the recoverability of its property and equipment and intangible assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121"). SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets or the business to which such assets relate. No impairments were required to be recognized during the years ended December 31, 1997, 1998, and 1999.

  Revenue Recognition

   The Company's revenues have historically been derived from services provided to customers for development of Internet services, short term contracts for banner advertising on its Web sites and from the sale of advertising included in the Source Book. In April 1999, the Company began selling scientific products through its e-commerce Web sites.

   Advertising revenues on banner contracts are recognized ratably over the period in which the advertisement is displayed, provided that the Company has no significant remaining obligations to the advertiser and that collection of the resulting receivable is probable. Revenues from advertising included in the Source Book are recognized at the date the Source Book is published and distributed to the purchasers of scientific products as the Company has met all of its obligations to the advertisers at that date.

   Revenues received from the sale of scientific products in e-commerce transactions are recorded as product revenues and are recognized by the Company upon notification from the suppliers of scientific products that the items ordered have been shipped to purchasers. A reserve for returns is recognized for estimated product returns to the Company's suppliers. Product revenues totaled approximately $2,979,000 for the year ended December 31, 1999.

                               SciQuest.com, Inc.

   Revenues received from the auction of used scientific products by the Company's subsidiary, IAI, represents commissions which are determined based on a percentage of the value of the scientific products sold. The Company recognizes these commissions in revenue at the date the related piece of scientific equipment is sold.

  Cost of Revenues

   Cost of product revenues represents the purchase price to the Company of the scientific products sold through its e-commerce Web sites, shipping and handling fees and the cost of maintaining such Web sites. The Company generally takes legal title to the scientific products purchased at the date of shipment and relinquish title to our customers upon delivery.

   In addition, the Company bears all credit risk for its sales of scientific products in e-commerce transactions.

   Cost of advertising and subscription revenue includes the cost of preparing the banner ads for display on the Company's Web sites and the cost of publishing and distributing the Source Book. Advertising production costs are recorded as cost of revenues the first time an advertisement appears on the Company's Web sites.

  Sales and Marketing Expenses

   Sales and marketing expenses consist primarily of costs, including salaries and sales commissions, of all personnel involved in the sales process. Sales and marketing expenses also include costs of advertising, trade shows and certain indirect costs. All costs of advertising the services and products offered by the Company are expensed as incurred. Advertising expense totaled approximately $15,000, $181,000 and $1,900,000 for the years ended December 31, 1997, and 1998, and 1999, respectively.

  Income Taxes

   The Company accounts for income taxes using the liability method which requires the recognition of deferred tax assets or liabilities for the temporary differences between financial reporting and tax bases of the Company's assets and liabilities and for tax carryforwards at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

  Stock Based Compensation

   The Company accounts for non-cash stock based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB No. 25") which states that no compensation expense is recognized for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value per share of the Company's common stock on the grant date. In the event that stock options are granted with an exercise price below the estimated fair market value of the Company's common stock at the grant date, the difference between the fair market value of the Company's common stock and the exercise price of the stock option is recorded as deferred compensation. Deferred compensation is amortized to compensation expense over the vesting period of the related stock option. The Company recognized $323,676 in noncash compensation expense related to amortization of deferred compensation during the year ended December 31, 1999. The Company did not recognize any noncash compensation expense related to stock options during the years ended December 31, 1997 and 1998, as no options were granted with exercise prices below fair value until 1999. The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which requires compensation expense to be disclosed based on the fair value of the options granted at the date of the grant.

                               SciQuest.com, Inc.

  Credit Risk, Significant Customers and Concentrations

   Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, accounts receivable and investments. Cash and cash equivalents are deposited with high credit quality financial institutions which invest primarily in U.S. Government securities, highly rated commercial paper and certificates of deposit guaranteed by banks which are members of the FDIC. The counterparties to the agreements relating to the Company's investments consist primarily of the U.S. Government and various major corporations with high credit standings.

   In 1997, one customer accounted for 30% of revenues. No single customer accounted for more than 10% of the Company's revenues during the year ended December 31, 1998. During 1999, two customers comprised 14% and 34%, respectively, of the Company's revenue. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base and because all customers are located in the United States. At December 31, 1998, one customer comprised 30% of the accounts receivable balance. At December 31, 1999, two customers comprised 21% and 27%, respectively, of the accounts receivable balance. All of the Company's revenues are from sales transactions originating in the United States.

   The Company relies on a number of third party suppliers for various services, including e-commerce fulfillment services. While the Company believes it could obtain these services from other qualified suppliers on similar terms and conditions, a disruption in supply of these services by the current suppliers could materially harm the business.

  Cash Flows

   The Company made cash payments for interest of $33,416, $18,521, and $27,681 during the years ended December 31, 1997, 1998, and 1999, respectively.

   The Company acquired property and equipment through the assumption of capital lease obligations amounting to $0, $55,130, and $1,688,485 during the years ended December 31, 1997,1998, and 1999 respectively.

  Comprehensive Income (Loss)

   Effective January 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," ("SFAS No. 130"). Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. The Company's only item of other comprehensive income during the year ended December 31, 1998 was the unrealized gain on investments in debt securities considered as available-for-sale. The Company had no items of other comprehensive income for the year ended December 31, 1999.

  Segment Reporting

   The Company has determined that it does not have any separately reportable operating segments as of December 31, 1998 and 1999.

  Net Income (Loss) Per Common Share

  Historical

   Basic net income (loss) per common share ("Basic EPS") is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted net

                               SciQuest.com, Inc.

income (loss) per common share ("Diluted EPS") is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares and dilutive potential common share equivalents then outstanding. Potential common shares consist of shares issuable upon the exercise of stock options and warrants and shares issuable upon conversion of Class B common stock and convertible preferred stock. The calculation of the net loss per share available to common stockholders for the years ended December 1997, 1998, and 1999, does not include 545, 5,325,054 and 6,662,854, respectively, potential shares of common stock equivalents, as their impact would be anti-dilutive.

   Pro Forma (Unaudited)

   Pro forma net income (loss) per common share is calculated assuming the reclassification of all outstanding shares of Class A common stock to common stock and the conversion of all outstanding shares of Class B common stock and all outstanding shares of preferred stock into common stock which occurred upon the effectiveness of the Company's initial public offering on November 19, 1999 as if such conversion occurred on January 1, 1999, or the date of issuance of the applicable preferred stock if later. Therefore, accretion of mandatorily redeemable preferred stock of $79,289,022 for the year ended December 31, 1999 is excluded from the calculation of pro forma net loss per common share.

   The calculation of pro forma net loss per common share for the year ended
December 31, 1999 does not include     , respectively, potential shares of
common stock equivalents, as their impact would be anti-dilutive.

   The calculation of the Company's pro forma net loss per common share before stock based noncash charges for the year ended December 31, 1999, is presented below:

Net Loss......................................................... $(33,178,077)
Stock based noncash charges......................................    9,431,429
                                                                  ------------
Net loss before stock based noncash charges...................... $(23,746,648)
                                                                  ============
Pro forma net loss per common share.............................. $      (1.50)
                                                                  ============
Pro forma weighted average common stock shares outstanding.......   15,846,189

  Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Investments and Hedging Activities," ("SFAS No. 133"). SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supercedes several existing standards. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarter's of fiscal years beginning after June 15, 2000. The Company currently does not and does not presently intend in the future to invest in derivative financial instruments and therefore does not expect that the adoption of SFAS No. 133 will have a material impact on the consolidated financial statements.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") which addresses certain criteria for revenue recognition. SAB 101 is required to be adopted for reporting periods beginning after January 15, 2000. The adoption of SAB 101 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

3. Acquisitions

   On September 29, 1998, the Company purchased all of the outstanding common and preferred stock of BioSupplyNet in exchange for the issuance of 546,405 shares of the Company's Series C convertible preferred stock and 162,718 warrants to purchase the Company's common stock at an exercise price of $1.85 per share. In addition, the Company issued 192,280 options to purchase the Company's common stock primarily to former employees of BioSupplyNet who became employees of the Company. Of those options, 189,297 were

                               SciQuest.com, Inc.

issued with an exercise price of $0.18 per share which was the fair value of the Company's common stock on the date of the grant. The remaining 2,983 options were replacement options with an exercise price of $0.002 per share. The Company did not record any purchase price related to the 2,983 options issued with an exercise price of $0.002 per share, as the value of the options as calculated in accordance with SFAS No. 123 was determined to be de minimis. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price allocated to the assets acquired and liabilities assumed based on our estimates of fair value at the acquisition date. The fair value assigned to intangible assets acquired was based on a valuation prepared by management of the Company of the purchased in-process research and development, developed technology, the Source Book and the management of BioSupplyNet. The fair value of the tangible and intangible assets acquired and purchased in-process research and development was determined by a valuation prepared by the management of the Company using the average of a risk-adjusted income approach based on stage of completion and the estimated cost actually incurred by BioSupplyNet in developing the technology, for acquired research and development and completed technology, and a risk-adjusted income approach for the Source Book and the Web Site Agreements. The excess of the purchase price over the fair values of assets acquired less liabilities assumed was allocated to goodwill.

   The total purchase price of $1,988,524 consisted of 546,405 shares of the Company's Series C preferred stock with an estimated fair value of $2.80 per share, based on the per share price of the Company's Series B mandatorily redeemable convertible preferred stock which was sold between July and November 1998, and the assumption of $464,054 of net liabilities of BioSupplyNet. Of the total purchase price, $791,102 was allocated to acquired in process research and development and immediately charged to operations because the in-process technology acquired had not reached the stage of technological feasibility at the date of the acquisition and had no alternative future use. In addition, $364,148 of the purchase price was allocated to capitalized software costs for completed technology, $378,592 was allocated to the Source Book, $80,766 was allocated to the Web Site Agreements and $79,809 was allocated to the tangible assets of BioSupplyNet, which were comprised of cash, accounts receivable and furniture and equipment. The remaining purchase price of $294,107 was allocated to goodwill.

   Of the total purchase price, $791,102 represents purchased in-process research and development related to an e-commerce product offering being developed by BioSupplyNet that had not yet reached technological feasibility and had no alternative future use. The value assigned to in-process research and development was based on a valuation prepared by management of the Company. The value assigned to e-commerce technology being developed by BioSupplyNet was adjusted to reflect the relative value of this e-commerce technology based on stage of completion, complexity of the work completed at the date of the acquisition, difficulty of completing the development, the development costs already incurred by BioSupplyNet and projected costs to complete the development of the e-commerce technology and resulting projected net cash flows from the e-commerce technology. The value assigned to purchased in-process research and development was based on key assumptions, including projected revenues from the e-commerce product offering, current and expected industry trends and acceptance of the e-commerce products technology. BioSupplyNet had projected that it would generate revenues from its e-commerce technology during its fiscal year ended June 30, 2000 and positive gross margins beginning in its fiscal year ended June 30, 2002. A risk adjusted discount rate of 45% was used to discount the projected cash flows from the e-commerce technology from the fiscal year ended June 30, 2000 through June 30, 2004, which is the date at which management of BioSupplyNet projected the e-commerce technology would be obsolete.

   BioSupplyNet had incurred approximately $1,000,000 in development costs related to its e-commerce technology, which was approximately 50% complete, prior to its acquisition by SciQuest.com. The Company expects to incur approximately $1,900,000 to complete development of all aspects of BioSupplyNet's e-commerce technology. This development is projected to be completed by March 2000.

                               SciQuest.com, Inc.

   As the acquisition of BioSupplyNet was a stock for stock transaction which was structured as a tax free exchange, the purchase price of BioSupplyNet was in excess of the carryover tax basis of the assets acquired. This resulted in the immediate recognition of a deferred tax liability of and additional goodwill of $339,700 as the difference between the recognized fair value of the acquired assets and their historical tax basis is not deductible for tax purposes.

   On July 30, 1999, the Company purchased all of the outstanding common stock of Internet Auctioneers International, Inc. ("IAI") in exchange for the issuance of 114,995 shares of the Company's Series E convertible preferred stock. In connection with the purchase of IAI, a former shareholder and officer of IAI entered into a two year employment agreement with the Company. In the event that this individual voluntarily terminates his employment prior to the end of the two year period, this individual would be required to pay an amount equal to $400,000, reduced by $50,000 upon completion of each 90 day period of continuous employment, payable either in cash or by surrendering a number of Series E preferred shares of an equivalent value, as determined in the individual's employment agreement. The Company also entered into a three year non-compete agreement with this individual.

   The purchase price of $1,416,000 consisted of the 114,995 shares of the company's Series E preferred, with an estimated fair value of $11.32 per share, based on the per share price of the Company's Series D preferred that was sold in May and June 1999, and the assumption of $160,000 of net liabilities of IAI. The excess of the purchase price over the fair value of assets acquired less liabilities assumed was allocated to goodwill. Of the total purchase price, $22,000 was allocated to the tangible assets of IAI, which were comprised of cash and accounts receivable. In addition, $400,000 was allocated to the employment agreement with the former shareholder and recorded as deferred compensation to be amortized to compensation expense over a period of three years, and $994,000 was allocated to goodwill.

   On January 14, 2000, the Company purchased all of the outstanding stock of Intralogix, Inc. ("Intralogix") in exchange for the issuance of 26,930 shares of the Company's common stock with a value of $1,880,000 at the closing date of the acquisition, cash payments in the amount of $234,000 and assumption of $81,000 in net liabilities of Intralogix. This acquisition will be accounted for using the purchase method of accounting.

   On February 2, 2000, the Company purchased all of the outstanding stock of SciCentral, Inc. in exchange for the issuance of 40,000 shares of the Company's common stock with a value of $2,476,000 at the closing date of the acquisition and the assumption of approximately $32,000 in net liabilities of SciCentral. This acquisition will be accounted for using the purchase method of accounting.

4.Management Services
   During the year ended December 31, 1997, certain members of the Company's management provided services to the Company on a full time basis for no consideration. A charge to general and administrative expenses and an increase to additional paid in capital for $180,000 was recorded to reflect the value of these services. The amount of this charge was based on management's estimate of the market rate of compensation for these individuals in a start-up company environment.

                               SciQuest.com, Inc.

5. Investments
   The aggregate fair values of investment securities at December 31, 1998 and 1999 along with unrealized gains and losses determined on an individual investment security basis are as follows:

   December 31, 1998

                                                          Gross
                                                     Unrealized Gain   Market
                Description                  Cost        (Loss)        Value
   Short-Term Investments:
     U.S. Government obligations......... $1,893,366    $ (6,673)    $1,886,693
                                          ==========    ========     ==========

   December 31, 1999

                                                          Gross
                                                        Unrealized
                                             Amortized     Gain       Market
                 Description                   Cost       (Loss)       Value
   Short-Term Investments:
     Commercial paper...................... $ 6,866,942 $    (442)  $ 6,866,500
     Corporate bonds.......................   9,977,792     4,408     9,982,200
     U.S. Government obligations              7,440,559    (9,464)    7,431,095
                                            ----------- ---------   -----------
                                            $24,285,293 $  (5,498)  $24,279,795
                                            =========== =========   ===========
   Long-Term Investments:
     Corporate bonds....................... $ 9,510,225 $ (12,647)  $ 9,497,578
     U.S. Government obligations...........  14,082,258  (259,492)   13,822,766
                                            ----------- ---------   -----------
                                            $23,592,483 $(272,139)  $23,320,344
                                            =========== =========   ===========

6. Property and Equipment

   Property and equipment consist of the following:

                                                              December 31,
                                                           --------------------
                                                             1998       1999
   Furniture and equipment................................ $ 42,094  $  304,928
   Computer software and equipment........................  408,752   3,005,479
   Leasehold improvements.................................      --       46,675
                                                           --------  ----------
     Total costs..........................................  450,846   3,357,082
   Less accumulated depreciation..........................  (93,386)   (487,659)
                                                           --------  ----------
     Net book value....................................... $357,460  $2,869,423
                                                           ========  ==========

   The Company leases certain equipment under capital lease agreements. The cost of equipment under capital leases at December 31, 1998 and 1999 was approximately $66,000 and $1,700,000, respectively.

7. Capitalized Development Costs

   Development cost represent the cost of development of the applications developed for the Company's e-commerce web sites. The Company capitalized development costs of $1,498,234 during the year ended December 31, 1999 and has accumulated amortization of $106,149 at December 31, 1999 related to capitalized development costs.

                               SciQuest.com, Inc.

8. Other Assets

   Other assets are comprised of the following:

                                                             December 31,
                                                         ----------------------
                                                            1998        1999
   Goodwill............................................. $  638,416  $1,627,561
   Prepaid customer acquisition costs...................        --    1,600,000
   Web site agreements..................................     80,766      80,766
   Source Book..........................................    378,592     378,592
   Capitalized software costs...........................    364,148     364,148
   Deposits.............................................        --      111,642
   Other................................................     20,248       8,049
                                                         ----------  ----------
                                                          1,482,170   4,170,758
   Less accumulated amortization........................   (168,061)   (931,761)
                                                         ----------  ----------
                                                         $1,314,109  $3,238,997
                                                         ==========  ==========

9. Accrued Liabilities

   Accrued liabilities are comprised of the following:

                                                                 December 31,
                                                              ------------------
                                                                1998     1999
   Deferred revenues......................................... $136,024    45,275
   Accrued compensation......................................  139,219   626,404
   Accrued consulting........................................      --    365,000
   Other.....................................................    4,760    74,716
                                                              -------- ---------
                                                              $280,003 1,111,395
                                                              ======== =========

10. Income Taxes

   The components of the Company's income tax benefit for the years ended December 31, 1997, 1998 and 1999 consist of the following:

                                                      1997    1998      1999
   Current:
     Federal......................................... $ --  $    --   $     --
     State...........................................   --       --         --
                                                      ----- --------  ---------
                                                        --       --         --
                                                      ----- --------  ---------
   Deferred:
     Federal.........................................   --   (44,158)  (176,654)
     State...........................................   --   (10,537)   (42,126)
                                                      ----- --------  ---------
                                                        --   (54,695)  (218,780)
                                                      ----- --------  ---------
       Total......................................... $ --  $(54,695) $(218,780)
                                                      ===== ========  =========

   The Company recognized a deferred tax benefit of $54,695 and $218,780 for the years ended December 31, 1998 and 1999, respectively, resulting primarily from the reduction of the difference between the book and tax basis of the assets and liabilities recorded in conjunction with the acquisitions of BioSupplyNet and IAI.

                               SciQuest.com, Inc.

   The Company did not have an income tax provision for the year ended December 31, 1997 due to net operating losses incurred during the portion of the year that the Company was a taxable entity (see Note 2).

   As of December 31, 1997, 1998, and,1999, the Company had federal and state net operating loss carryforwards of approximately $1,800,000, $4,400,000, and $34,000,000, respectively. The use of these federal net operating loss carryforwards may be subject to limitation under the rules regarding a change in stock ownership and separate return limitations years as determined by the Internal Revenue Code. The federal and state net operating loss carryforwards will begin to expire in 2012.

   Significant components of the Company's deferred tax assets and liabilities at December 31, 1998 and 1999:

                                                        1998          1999
   Net operating loss carryforwards................. $ 1,708,406  $ 11,206,025
   Accrual to cash adjustment.......................     324,514       221,545
   Research and development.........................         --        102,122
   Allowance for doubtful accounts..................         --         19,057
   Compensation accruals............................         --        147,337
   Stock and warrant based compensation.............         --      3,556,165
   Other............................................      30,832        26,790
                                                     -----------  ------------
     Total deferred tax assets......................   2,063,752    15,279,041
     Valuation allowance for deferred...............  (2,063,752)  (14,776,590)
                                                     -----------  ------------
     Deferred tax assets............................         --        502,451
                                                     -----------  ------------
   Acquired intangibles.............................    (285,005)      (66,225)
   Capital development costs........................         --       (502,451)
                                                     -----------  ------------
     Total deferred tax liabilities.................    (285,005)     (568,676)
                                                     -----------  ------------
     Net deferred tax liability..................... $  (285,005) $    (66,225)
                                                     ===========  ============

   During 1998, the Company recorded deferred tax liabilities of $339,700 in conjunction with the acquisition of BioSupplyNet.

   The Company has provided a valuation allowance against the balance of its deferred tax assets since realization of these benefits cannot be reasonably assured. The change in valuation allowance was an increase of $81,358, $1,840,020 and $12,712,814 in 1997, 1998 and 1999, respectively. The charge primarily relates to additional operating losses in those years. The 1998 and 1999 deferred tax assets have been adjusted to reflect the net operating loss carryforwards of BioSupplyNet and Internet Auctioneers International. The increase in valuation allowance primarily resulted from the generation of net operating loss carryforwards.

   As of December 31, 1999, the Company had federal and state net operating loss carryforwards of $28,771,000. These net operating loss carryforwards begin to expire in 2012. The utilization of the federal net operating loss carryforwards may be subject to limitation under the rules regarding a change in stock ownership as determined by the Internal Revenue Code.

                               SciQuest.com, Inc.

   Taxes computed at the statutory federal income tax rate of 34% are reconciled to the provision (benefit) for income taxes as follows:

                                                      Year Ended
                                        ---------------------------------------
                                        December 31, December 31,  December 31,
                                            1997         1998          1999
Effective rate.........................      0%          (1)%          (1)%
                                         ---------   -----------   ------------
United States Federal tax at statutory
 rate..................................  $(234,494)  $(1,453,942)  $(11,354,932)
State taxes (net of Federal benefit)...    (34,140)     (211,677)    (1,630,433)
Change in valuation allowance..........     81,358     1,840,020     12,712,814
Acquired research and development
 write-off.............................        --        312,963            --
Nondeductible compensation.............     70,110           --             --
Acquired net operating losses..........        --       (583,029)           --
Other nondeductible expenses...........        --         48,688        155,998
Research and development credits.......         --            --        (94,362)
Other..................................    117,166        (7,718)        (7,865)
                                         ---------   -----------   ------------
Provision (benefit) for income tax.....  $     --    $   (54,695)  $   (218,780)
                                         =========   ===========   ============

11. Notes Payable


   At December 31, 1998 the Company had an outstanding balance on the bank loan of $75,188 of which $14,060 was reflected as a current liability. During the year ended December 31, 1999, the bank loan was repaid.

   In connection with the acquisition of IAI (See Note 3) the Company assumed convertible notes payable to stockholders which were due in April, 2000. The Company also assumed other notes payable totaling $20,000 with interest rates of 10% per annum, which are due upon demand. These notes were all repaid in October 1999.

12. Capital Stock

   In June 1997, the Company issued a common stock dividend of 21 1/2 shares for each issued and outstanding share of common stock. In September 1997, the Company converted 250,020 shares of common stock to Class B common stock. All share and per share amounts in the accompanying financial statements for all periods presented have been retroactively adjusted to reflect these events.

   On October 22, 1999, the Board of Directors approved a 1.516643-for-1 Class A common stock split which was declared effective on November 12 , 1999. The Company's Class A common stock was also reclassified as common stock with a par value of $0.001 per share. All share and per share information in the accompanying financial statements has been retroactively restated to reflect the effect of this stock split and the reclassification of the Company's Class A common stock to common stock.

   During the year ended December 31, 1998, the Company's Articles of Incorporation were amended to authorize 10,000,000 shares of preferred stock with no par value, of which 769,231 shares were designated as Series A convertible preferred stock (the "Series A preferred"), 3,835,180 shares were designated as Series B convertible preferred stock (the "Series B preferred") which are mandatorily redeemable, 601,046 shares were designated as Series C convertible preferred stock (the "Series C preferred"), and 4,794,543 shares were undesignated. The Company authorized 30,203,689 shares of common stock with no par value, of which

                               SciQuest.com, Inc.

250,020 shares were designated as Class B common stock and 29,953,669 were designated as Class A common stock. In February 1999, the Company's Articles of Incorporation were amended and restated to increase the number of authorized shares of Series C preferred to 700,000 and to decrease the number of undesignated preferred shares to 4,695,589. In March 1999, the Company reincorporated under the laws of the State of Delaware and amended and restated its Certificate of Incorporation to assign a par value of $0.001 to all classes of capital stock. In June 1999, the Company's Certificate of Incorporation was amended whereby 3,312,720 shares of preferred stock were designated as Series D convertible preferred stock (the "Series D preferred"), which are mandatorily redeemable, and the number of undesignated preferred shares were decreased to 1,382,869. In July 1999, the Company filed a Certificate of Designation whereby 126,500 shares of preferred stock were designated a Series E convertible preferred stock (the "Series E preferred"), and which decreased the number of undesignated preferred shares to 1,256,369. Upon the effectiveness of the Company's initial public offering on November 12, 1999, the number of authorized shares of the Company's common stock was increased to 90,000,000 shares and 10,000,000 shares of preferred stock were authorized. At all times, the Company shall reserve a number of shares of unissued common stock for the purpose of effecting the conversion of its issued and outstanding shares of all outstanding warrants and options to purchase the Company's common stock.

   In August 1996, the Company sold 250,020 shares of Class A common stock to an investor for $50,000 in cash and the cancellation of convertible debt of $50,000. These shares were converted to Class B common stock in September 1997.

   In October 1997, the Company sold 678,519 shares of Series A preferred in a private placement transaction in exchange for proceeds of $600,596, net of issuance costs of $16,854, and issued 90,702 shares of Series A preferred in exchange for the cancellation of notes payable of $80,000 and accrued interest of $2,539. The notes payable were issued between March and September 1997, and bore interest at 10% per annum. Certain notes were issued with a total of 14,583 warrants, which expire in 2000, for the purchase of common stock with exercise prices of $1.25 per share. The Company did not record any additional paid in capital related to the value of these warrants because the fair market value of the warrants at the date of issuance, as calculated using the Black-Scholes option pricing model, was de minimis.

   In September 1998, the Company issued 546,405 shares of Series C preferred and 192,280 options and 162,718 warrants to purchase the Company's common stock to the former stockholders, option holders and warrant holders of BioSupplyNet in exchange for all of the outstanding common and preferred stock, options and warrants of BioSupplyNet (see Note 3).

   In March 1999, the Company sold 89,408 shares of Series C preferred to an officer of the Company at $2.80 per share, which shares are subject to vesting over a two year period.

  Rights, Preference and Terms of Capital Stock

   The following is a summary of the rights, preferences, and terms of the Company's outstanding series of common and preferred stock:

  Conversion

   Each share of Series A, Series B, Series C, Series D, and Series E preferred and Class B common stock, at the option of the holder, is convertible into shares of common stock of the Company at 1.516643-for-1 conversion ratio, subject to certain adjustments as defined. All outstanding shares of Series A, Series B, Series C, Series D, and Series F preferred stock converted into 13,438,185 shares of the Company's common stock upon the closing of the Company's initial public offering.

                               SciQuest.com, Inc.

13. Mandatorily Redeemable Convertible Preferred Stock

   In July 1998, the Company sold 1,442,500 shares of Series B preferred in a private placement transaction for $2.80 per share which resulted in net proceeds of $4,033,503 and issued 187,394 shares of Series B preferred in exchange for the cancellation of notes payable in the aggregate principal amount of $515,000. The notes payable were issued between March and June 1998 and bore interest at 6% per annum. Attached to the notes were warrants to be issued upon repayment or conversion of such notes. The number of warrants was determined based on a formula as set forth in the agreements. When the notes payable were converted to Series B preferred, the Company issued 57,545 warrants to purchase shares of Series B preferred with exercise prices of $2.80 per share. The Company recorded a debt discount of $12,084 for the value of these warrants as determined using the Black-Scholes option pricing model. In October and November of 1998, the Company sold 2,147,732 shares of Series B preferred in private placement transactions in exchange for proceeds of $6,005,476.

   Upon any request by any holder of Series B preferred shares at any time after July 30, 2003, the Company was required to redeem the Series B preferred in three equal annual installments. The redemption price was to be equal to the greater of the appraised value of the Series B preferred shares at the date of the redemption request or an amount equal to the invested amount plus interest at a rate of 10% per annum, less the aggregate amount of all dividends actually paid since the issuance date.

   As was redemption price of the Series B preferred was variable in amount, its carrying value was required to be adjusted to the estimated redemption amount at each balance sheet date. The Company recorded charges to stockholders' equity of $328,723 for the year ended December 31, 1998 and $45,215,043 for the period from January 1, 1999 to November 22, 1999, the effective date of the Company's initial public offering, to reflect the Series B preferred at its estimated fair value at each date based on the price of the most recent sales of the Company's preferred stock and the projected initial public offering price, respectively.

   In May and June, 1999, the Company sold 3,312,720 shares of Series D preferred in a private placement transaction for $11.32 per share which resulted in proceeds of $35,860,975, net of issuance costs of $1,639,025. In addition, the Company issued 1,004,829 warrants to purchase the Company's common stock at an exercise price of $7.46 per share and 41,733 warrants to purchase the Company's common stock at an exercise price of $9.33 per share. The estimated fair value of the warrants of $726,137 according to the Black-Scholes pricing model using an estimated fair value of $3.30 per common share for the Company's common stock was recorded as a reduction in the carrying value of the Series D preferred and an increase to additional paid in capital. The Company recorded a charge to stockholders' equity of $1,431,858 during the nine months ended September 30, 1999 to record the accretion on the Series D preferred. Accretion of all mandatorily redeemable preferred stock ceased upon the effectiveness of the Company's initial public offering on November 22, 1999.

   Upon any request by any holder of Series D preferred shares at any time after the Initial Redemption Exercise Date, the Company was required to redeem the Series D preferred at the amount invested per share plus a per annum interest charge for the period the share has been outstanding of 10% compounded annually and prorated for any partial year less the aggregate amount of all dividends actually paid since the issuance date.

14. Stock Options and Warrants

  Stock Options

   In September 1997, the Company adopted the SciQuest, Inc. Stock Option Plan (the "Plan") which provided for the grant of up to 341,245 employee stock options. In September 1998, the Plan was amended to provide for the grant of up to 1,272,299 employee stock options. In February 1999, the Plan was amended to

                               SciQuest.com, Inc.

provide for the grant of up to 1,484,820 employee stock options. In August 1999, the Plan was further amended to allow for the grant of up to 2,647,247 employee stock options. Stock options granted under the Plan are for periods not to exceed ten years. In December 1999, the Company adopted the Sciquest.com, Inc. 1999 Stock Option Plan which provides for the grant of up to 2,854,998 employee stock option. Options granted under the Plans during the years ended December 31, 1997, 1998 and December 31, 1999 generally vest in periods between three and five years as determined by the board of directors, although certain grants have been vested immediately upon the grant of the option.

   The Company continues to apply APB No. 25 and related interpretations in accounting for the Plans. The Company recognized $323,676 in non-cash compensation expense related to amortization of deferred compensation during the year ended December 31, 1999. No deferred compensation or compensation expense was recorded related to stock option grants during the years ended December 31, 1996, 1997 and 1998. Had compensation expense for the Plans been determined based on the fair value at the grant dates for awards under the Plans consistent with the methods of SFAS No. 123, the Company's net loss for the years ended December 31, 1997, and 1998, and 1999 would have been increased to the pro forma amounts indicated below:

                         December 31, 1997 December 31, 1998 December 31, 1999
Net loss available to
 common stockholders:
  As reported...........     $(689,689)       $(4,550,329)     $(112,467,099)
  SFAS 123..............     $(691,591)       $(4,554,641)     $(113,233,101)
  Pro Forma SFAS 123....                                       $ (33,944,079)

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the years ended December 31, 1997, 1998, and 1999: risk free interest of 5.5%, 6.0%, and 6.1%, respectively; expected lives of five years; dividend yields of 0%; and volatility factors of 0%. The weighted average fair value of options granted during the years ended December 31, 1997, 1998, and 1999 according to the Black-Scholes pricing model was $0.05, $0.02, and $3.42, respectively.

   A summary of the status of the Plans as of December 31, 1997, and 1998, and 1999 and changes during the years then ended is presented below:

                                                 Year Ended December 31,
                                         ----------------------------------------
                                                1998                 1999
                                         -------------------- -------------------
                                                     Weighted            Weighted
                                           Shares    Average    Shares   Average
                                         Underlying  Exercise Underlying Exercise
                                          Options     Price    Options    Price
Outstanding at beginning of year........   117,596    $0.06   1,004,310   $ 0.13
Granted.................................   887,958     0.15   1,733,970    14.82
Exercised...............................       --       --    (436,874)      .14
Forfeited...............................    (1,244)    0.18   (107,682)      .12
                                         ---------    -----   ---------   ------
Outstanding at end of period............ 1,004,310    $0.13   2,193,724   $11.74
                                         =========    =====   =========   ======

   All incentive stock options granted during the years ended December 31, 1997 and 1998 were granted with an exercise price equal to the fair value of the underlying common stock on the grant date, as determined by the board of directors. The Company recorded $12,199,827 of deferred compensation as a charge to stockholders equity during the year ended December 31, 1999 to reflect the difference between the aggregate fair market value and exercise price of all stock options granted during this period with an exercise price below the fair market value of the Company's common stock at the date of the grant.

                               SciQuest.com, Inc.

   The following table summarizes information about the Company's outstanding stock options at December 31, 1999:

                                                 Weighted   Weighted
                                      Number      Average   Average   Number of
         Range of                   of Options  Contractual Exercise   Options
       Exercise Prices              Outstanding    Life      Price   Exercisable
       $0.002 - 0.07...............    136,801      8.3      $ 0.03     68,340
       $0.18.......................    659,648      9.1        0.18     99,952
       $2.08.......................     87,317      9.6        2.08      2,852
       $3.30.......................    374,994      9.9        3.30        --
       $7.58.......................    201,564       10        7.58        --
       $16.00......................     84,300       10       16.00        --
       $23.75......................    400,000       10       23.75        --
       $47.50......................    249,100       10       47.50        --
                                     ---------      ---      ------    -------
                                     2,193,724      9.3      $11.74    171,144
                                     =========      ===      ======    =======

  Warrants

   At December 31, 1998, and 1999, the Company had 177,300, and 5,889,303,
respectively, warrants outstanding and exercisable to purchase the Company's common stock at prices ranging from $0.01 to $9.33, which includes the warrants issued to strategic partners discussed in Note 15. These warrants expire at various dates between 2000 and 2004. At December 31, 1998, the Company had 57,545 warrants outstanding and exercisable to purchase the Company's Series B preferred at exercise prices of $2.80 which were converted into warrants to purchase 87,275 shares of the Company's common stock at an exercise price of $1.85 per share upon the effectiveness of the Company's IPO.

14. Commitments and Contingencies

   The Company leases certain equipment under various noncancellable capital leases and leases its office space and certain equipment under operating leases. Future minimum lease payments required under the leases at December 31, 1999 are as follows:

                                                 Capital Leases Operating Leases
   2000........................................    $  570,968      $  566,483
   2001........................................       563,988         626,895
   2002........................................       549,468         350,735
   2003........................................       192,033         229,534
   2004........................................           --          235,029
   Thereafter..................................           --           98,725
                                                   ----------      ----------
     Total minimum lease payments..............     1,876,457      $2,107,404
                                                                   ==========
   Less amount representing interest from 12 to
    32%........................................      (222,530)
                                                   ----------
   Present value of net minimum lease payment..     1,653,927
   Less current maturities.....................      (463,141)
                                                   ----------
   Long-term maturities of capital lease
    obligations................................    $1,190,786
                                                   ==========

   Rent expense recognized under operating leases totaled $3,400, $34,490, and $439,314 for the years ended December 31, 1997, 1998, and 1999 respectively.

   In February 1999, the Company entered into a lease agreement for additional office space for a period of three years with a monthly rental of $16,771.

                               SciQuest.com, Inc.

   During the year ended December 31, 1999, the Company entered into a leasing agreement with a leasing Company. The Company obtained a total commitment amount of $2,500,000 from the leasing Company which expires in August 2000. To date the Company has borrowed 1,700,000. The Company may purchase furniture and equipment and lease the items over a three and a half year term. Payments are due monthly. Prior to the end of the lease term, the Company has the option to either purchase the equipment or renew the lease at a price not to exceed fifteen percent of the equipment cost.

   In connection with this agreement, the Company was entitled to enter into a sale and leaseback transaction of approximately $700,000 for its existing furniture and equipment located at the facility in North Carolina. No gain or loss was recognized on this transaction. For accounting purposes, the Company has treated the transaction as a financing agreement and has recognized the resulting liability for future lease payments as a capital lease obligation.

   The Company is involved in certain legal proceedings as a part of its normal course of business. Management does not believe that the ultimate resolution of these matters will have a material impact on the Company's results of operations or financial position in any quarterly or annual period.

15. Strategic Partnerships

   In October, November, and December 1999, the Company entered into strategic relationships with a number of key suppliers and buyers of scientific products. As a part of these arrangements, the Company issued to these companies 5,035,180 warrants to purchase the Company's common stock at an exercise price of $0.01 per share. At December 31, 1999 the Company has recorded deferred customer acquisition costs of approximately $400,246,458 related to these warrants. In the event that the Company commits to issue additional warrants to purchase its common stock as more strategic relationships are formed, the Company will be required to record additional deferred customer acquisition costs equal to the difference between the fair value of the Company's common stock on the date the warrants are issued and the exercise price of the warrants of $0.01. The amount of deferred customer acquisition costs will be adjusted in future reporting periods based on changes in the fair value of the warrants until such date as the warrants are fully vested. Deferred customer acquisition costs will be amortized to operating expense over the term of the related contractual relationship, which in the case of the buyer agreements is three years and in the case of the supplier agreements is five years, using a cumulative catch-up method. The Company recognized $9,107,753 in stock based noncash customer acquisition expense during the fourth quarter of 1999 related to the amortization of deferred customer acquisition costs.

   These strategic relationships include agreements to be the exclusive third party provider of electronic marketplace services in the United States for a period of five years for eight key suppliers. Under the terms of these agreements, these suppliers are not required to sell a minimum amount of products through the Company's electronic marketplace. The warrants to purchase the Company's common stock that will be issued in connection with these agreements will vest over a four or five year period regardless of the level of sales by the suppliers through the Company's electronic marketplace.

   These strategic relationships also include agreements with several major enterprise buyers to be their third party electronic aggregator for purchases of scientific products in North America for a period of three years. Although these enterprise buyers have agreed to use reasonable efforts to purchase at least $5 million of scientific products annually through the Company's marketplace, there are no minimum purchase commitments. The warrants issued in connection with these relationships vest over a period of three years regardless of their level of purchases through the Company's electronic marketplace.

                               SciQuest.com, Inc.

   In addition, the Company has agreed to issue to certain major enterprise buyers additional incentive warrants, the number of which will be based on each purchaser's volume of purchases through the Company's market place during the years 2000, 2001 and 2002. These incentive warrants will be issued on February 15, 2001, 2002 and 2003, at an exercise price equal to the price per share of common stock in the Company's initial public offering, and will be exercisable upon issuance. Deferred partner acquisition costs will be recognized in an amount equal to the difference between the fair market value of the Company's common shares on the issuance date, less the exercise price for these warrants and will be amortized over the remaining term of the related strategic relationship as determined by the Black Scholes Model of the agreement to operating expense upon each issuance of the incentive warrants.

16. Subsequent Event (unaudited)

   In March 2000, we entered into an agreement to acquire all of the outstanding stock of EMAX Solution Partners, Inc., a provider of electronic research solutions that optimize pharmaceutical drug research operations and speed discovery, in exchange for the issuance of 1,999,833 shares of our common stock. This acquisition will be accounted for using the purchase method of accounting.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
EMAX Solution Partners, Inc.:

   We have audited the accompanying consolidated balance sheets of EMAX Solution Partners, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EMAX Solution Partners, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 6, 2000, except for note 11, which is as of March 13, 2000

                 EMAX Solution Partners, Inc. and Subsidiaries

                          CONSOLIDATED BALANCE SHEETS

                           December 31, 1999 and 1998

                                   Assets
                                                          1999         1998
Current assets:
  Cash and cash equivalents..........................  $ 2,066,284  $    10,725
  Accounts receivable................................    1,644,126      586,771
  Unbilled revenue...................................      122,966       30,305
  Prepaid expenses and other current assets..........      120,508       31,006
                                                       -----------  -----------
    Total current assets.............................    3,953,884      658,807
                                                       -----------  -----------
Property and equipment:
  Furniture and office equipment.....................      514,876      177,908
  Computer hardware..................................      678,524      647,834
  Purchased software.................................      276,198      158,361
  Leasehold improvements.............................       65,188       50,620
                                                       -----------  -----------
                                                         1,534,786    1,034,723
  Less: accumulated depreciation and amortization....     (837,534)    (616,602)
                                                       -----------  -----------
    Net property and equipment.......................      697,252      418,121
                                                       -----------  -----------

Other assets.........................................      115,958       46,576
                                                       -----------  -----------
Total assets.........................................  $ 4,767,094  $ 1,123,504
                                                       ===========  ===========
      Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
  Accounts payable...................................  $     6,923  $     3,681
  Accrued expenses...................................      810,738      414,553
  Note payable, line of credit (note 2)..............          --       385,000
  Current installments of obligations under capital
   leases (note 8)...................................      176,625      110,943
  Deferred maintenance revenue.......................      447,169      249,376
  Billings in excess of recognized revenue...........    1,121,911    1,720,580
                                                       -----------  -----------
    Total current liabilities........................    2,563,366    2,884,133
                                                       -----------  -----------
Deferred stock issuance (note 5).....................    1,000,000    1,000,000
                                                       -----------  -----------

Obligations under capital leases, excluding current
 installments (note 8)...............................      283,057      197,818
                                                       -----------  -----------
Commitments (note 8)
Stockholders' equity (deficit):
  Preferred stock, $.01 par value; authorized
   20,000,000 shares; issued and outstanding
   16,079,931 and 14,983,249 shares in 1999 and 1998,
   respectively (note 7).............................      160,799      149,832
  Common stock, $.01 par value; authorized 4,500,000
   shares in 1999 and 2,500,000 shares in 1998;
   issued and outstanding 230,850 and 186,850 shares
   in 1999 and 1998, respectively....................        2,308        1,869
  Additional paid-in capital.........................   10,240,358    3,920,021
  Accumulated deficit................................   (9,458,433)  (7,008,206)
  Accumulated other comprehensive loss...............       (2,398)         --
  Less:
   Officer stock loans...............................      (16,667)     (16,667)
   Treasury stock, at cost: 52,961 common shares and
    100,000 Series A convertible preferred shares....       (5,296)      (5,296)
                                                       -----------  -----------
    Total stockholders' equity (deficit).............      920,671   (2,958,447)
                                                       -----------  -----------
Total liabilities and stockholders' equity (deficit).  $ 4,767,094  $ 1,123,504
                                                       ===========  ===========

          See accompanying notes to consolidated financial statements.

                 EMAX Solution Partners, Inc. and Subsidiaries

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           December 31,
                                                      ------------------------
                                                         1999         1998
                                                      -----------  -----------
Revenue:
  License fees....................................... $ 1,284,987  $   790,958
  Services...........................................   5,006,259    3,317,756
  Software maintenance...............................     448,653      298,291
  Hardware sales.....................................     253,565      166,808
                                                      -----------  -----------
   Total revenues....................................   6,993,464    4,573,813
                                                      -----------  -----------
Expenses:
  Direct operating costs and expenses................   5,243,969    3,237,657
  Selling, general and administrative................   4,411,863    3,228,116
                                                      -----------  -----------
   Total expenses....................................   9,655,832    6,465,773
                                                      -----------  -----------
   Net operating loss................................  (2,662,368)  (1,891,960)
                                                      -----------  -----------
Other income (expense):
  Interest income....................................      27,515       10,751
  Interest expense...................................     (65,374)     (44,161)
  Gain on sale of EHS division (note 10).............     250,000           --
                                                      -----------  -----------
   Total other income (expense)......................     212,141      (33,410)
                                                      -----------  -----------
Net loss............................................. $(2,450,227) $(1,925,370)
                                                      ===========  ===========


           See accompanying notes to consolidated financial statements.

                 EMAX Solution Partners, Inc. and Subsidiaries

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                    Years ended December 31, 1999 and 1998

                                                                         Preferred Stock
                             Common     ----------------------------------------------------------------------------------
                             Stock          Series A         Series B      Series C        Series D          Series E
                         -------------- ----------------- -------------- ------------- ----------------- -----------------
                         Shares  Amount  Shares   Amount  Shares  Amount Shares Amount  Shares   Amount   Shares   Amount
                         ------- ------ --------- ------- ------- ------ ------ ------ --------- ------- --------- -------
Balance at December 31,
1997............         183,663 $1,837 9,150,000 $91,500 833,249 $8,332   --    $--   5,000,000 $50,000       --  $   --
Exercise of
options.........           3,187     32       --      --      --     --    --     --         --      --        --      --
Net loss........             --     --        --      --      --     --    --     --         --      --        --      --
                         ------- ------ --------- ------- ------- ------  ---    ---   --------- ------- --------- -------
Balance at
 December 31,
1998............         186,850  1,869 9,150,000  91,500 833,249  8,332   --     --   5,000,000  50,000       --      --
Issuance of
common stock ...          41,000    410       --      --      --     --    --     --         --      --        --      --
Exercise of
options.........           3,000     29       --      --      --     --    --     --         --      --        --      --
Cash paid for
fractional
shares..........             --     --        --      --      --     --    --     --         --      --        --      --
Issuance of
preferred
stock...........             --     --        --      --      --     --    --     --         --      --  1,096,682  10,967
Net loss........             --     --        --      --      --     --    --     --         --      --        --      --
Foreign currency
translation
adjustment......             --     --        --      --      --     --    --     --         --      --        --      --
Comprehensive
loss............             --     --        --      --      --     --    --     --         --      --        --      --
                         ------- ------ --------- ------- ------- ------  ---    ---   --------- ------- --------- -------
Balance at
December 31,
1999............         230,850 $2,308 9,150,000 $91,500 833,249 $8,332   --    $--   5,000,000 $50,000 1,096,682 $10,967
                         ======= ====== ========= ======= ======= ======  ===    ===   ========= ======= ========= =======
                                                                              Accumulated
                         Additional             Treasury Stock                   other         Total
                           Paid-In    Officers  --------------- Accumulated  comprehensive stockholders'
                           Capital     loans    Shares Amount     deficit        loss         deficit
                         ------------ --------- ------ -------- ------------ ------------- -------------
Balance at December 31,
1997............         $ 3,914,896  $(16,667) 52,961 $(5,296) $(5,082,836)    $   --      $(1,038,234)
Exercise of
options.........               5,125       --      --      --           --          --            5,157
Net loss........                 --        --      --      --    (1,925,370)        --       (1,925,370)
                         ------------ --------- ------ -------- ------------ ------------- -------------
Balance at
 December 31,
1998............           3,920,021   (16,667) 52,961  (5,296)  (7,008,206)        --       (2,958,447)
Issuance of
common stock ...              40,590       --      --      --           --          --           41,000
Exercise of
options.........               6,871       --      --      --           --          --            6,900
Cash paid for
fractional
shares..........                  (9)      --      --      --           --          --               (9)
Issuance of
preferred
stock...........           6,272,885       --      --      --           --          --        6,283,852
Net loss........                 --        --      --      --    (2,450,227)        --       (2,450,227)
Foreign currency
translation
adjustment......                 --        --      --      --           --       (2,398)         (2,398)
                                                                                           -------------
Comprehensive
loss............                 --        --      --      --           --          --       (2,452,625)
                         ------------ --------- ------ -------- ------------ ------------- -------------
Balance at
December 31,
1999............         $10,240,358  $(16,667) 52,961 $(5,296) $(9,458,433)    $(2,398)    $   920,671
                         ============ ========= ====== ======== ============ ============= =============

          See accompanying notes to consolidated financial statements.

                 EMAX Solution Partners, Inc. and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           December 31,
                                                      ------------------------
                                                         1999         1998
                                                      -----------  -----------
Cash flows used in operating activities:
 Net loss............................................ $(2,450,227) $(1,925,370)
 Adjustments to reconcile net loss to net cash used
 in operating activities:
  Depreciation and amortization......................     220,933      190,072
  Gain on sale of EHS division.......................    (250,000)         --
  Changes in other assets and current liabilities:
   Accounts receivable...............................  (1,057,355)    (365,454)
   Unbilled revenue..................................     (92,661)     263,103
   Prepaid expenses and other current assets.........     (70,971)      20,851
   Other assets......................................     (12,914)     (32,099)
   Accounts payable..................................       3,242      (48,589)
   Accrued expenses..................................     396,185      157,494
   Deferred maintenance revenue......................     197,793       62,399
   Billings in excess of recognized revenue..........    (598,669)   1,166,468
                                                      -----------  -----------
    Net cash used in operating activities............  (3,714,644)    (511,125)
                                                      -----------  -----------
Cash flows used in investing activities:
 Proceeds from sale of EHS division..................     175,000          --
 Purchases of property and equipment.................    (215,260)     (37,442)
                                                      -----------  -----------
    Net cash used in investing activities............     (40,260)     (37,442)
                                                      -----------  -----------
Cash flows provided by financing activities:
 Payments on notes payable...........................    (385,000)         --
 Proceeds from notes payable.........................         --       385,000
 Payment for fractional shares--reverse split........          (9)         --
 Principal payments under capital lease obligations..    (133,883)     (87,149)
 Foreign currency translation........................      (2,398)         --
 Proceeds from issuance of preferred stock and common
 stock...............................................   6,331,753        5,157
                                                      -----------  -----------
    Net cash provided by financing activities........   5,810,463      303,008
                                                      -----------  -----------
    Net increase (decrease) in cash and cash
     equivalents.....................................   2,055,559     (245,559)
Cash and cash equivalents at beginning of year.......      10,725      256,284
                                                      -----------  -----------
Cash and cash equivalents at end of year............. $ 2,066,284  $    10,725
                                                      ===========  ===========
Supplemental disclosure of cash flow information:
 Cash paid during the year for interest.............. $    53,268  $    36,394
                                                      ===========  ===========
 Noncash investing and financing activities:
  Equipment acquired under capital lease obligations. $   284,803  $   258,938
                                                      ===========  ===========

          See accompanying notes to consolidated financial statements.

                 EMAX Solution Partners, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1999 and 1998

1. Summary of Significant Accounting Policies

  a. Description of Business

   EMAX Solution Partners, Inc. (the Company) is an information technology solution development company that specializes in integrating chemical information systems to improve productivity and compliance for major corporations.

  b. Principles of Consolidation

   The consolidated financial statements include the accounts of EMAX Solution Partners, Inc. and its wholly owned subsidiaries, EMAX Delaware, Inc. and EMAX Solution Partners (UK) Ltd. Appropriate eliminations have been made of all intercompany transactions and account balances.

  c. Cash Equivalents

   Cash equivalents at December 31, 1999 and 1998, consist of money market investment accounts and certificates of deposit. For purposes of the statements of cash flows, the Company considers all money market accounts and certificates of deposit to be cash equivalents.

  d. Property and Equipment

   Property and equipment are stated at cost. Depreciation on property and equipment is provided on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset. Useful lives for other property and equipment range from three to five years.

  e. Revenue Recognition

   Revenues from software related services are recognized using one of two methods and depend on the contract terms. Revenues from fixed fee contracts are recognized on the percentage-of-completion method based on costs incurred to total costs. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the year in which these changes become known. Revenues from time and material contracts are recognized concurrently with the effort and material costs incurred by the Company, at billable rates specified in the terms of the contract.

   Software license fee revenue is recognized on the percentage-of-completion method when there are significant Company obligations beyond delivery of the related software. When significant Company obligations beyond delivery are nonexistent and collection is probable, then license fee revenue is recognized upon delivery of the software. Hardware sales revenue is recognized upon delivery of the hardware unless the Company has obligations beyond delivery.

   Losses expected to be incurred on contracts in process, after consideration of estimated minimum recoveries from claims and change orders, are charged to income as soon as such losses are known.

   The Company sells maintenance contracts to provide updates and standard enhancements to its software products. Maintenance fee revenue is recognized ratably over the life of the arrangements, generally one year.

   The Company adopted the provisions of Statement of Position (SOP) 97-2 issued by the American Institute of Certified Public Accountants for all computer software-related transactions. SOP 97-2 does not affect transactions entered into prior to adoption, as retroactive application to prior years is prohibited.

                 EMAX Solution Partners, Inc. and Subsidiaries

                           December 31, 1999 and 1998

SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on relative fair values of the elements and on evidence that is specific to the vendor. If a vendor does not have evidence of the fair value of each element in a multiple element arrangement, then all revenue is deferred until such evidence exists or until all elements are delivered.

  f. Use of Estimates

   The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Such estimates include percentage of completion and total costs to complete certain fixed price contracts. Actual results could differ from those estimates.

  g. Income Taxes

   The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 and utilizes the asset-and-liability method of accounting for income taxes. Under this method, deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  h. Stock Options

   The Company has elected to continue to apply Accounting Principles Board Opinion (APB) No. 25 for stock options and stock-based awards to employees and has disclosed a pro forma net loss as if the fair value method had been applied (note 6).

  i. Long-Lived Assets

   In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company periodically evaluates the carrying value of long-lived assets when events and circumstances warrant such review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. The Company has identified no such impairment losses.

  j. Reverse Stock Split

   During 1999, the Company's Board of Directors approved a 10-for-1 reverse stock split of the Company's common stock and the reduction in authorized shares outstanding to 3,000,000. The effects of the reverse stock split have been reflected in the 1999 and 1998 financial statements. Also, in August 1999, the authorized shares of common stock were increased to 4,500,000.

2. Liquidity

   The Company relies on both cash on hand and a $400,000 line of credit at December 31, 1999. This line of credit is secured by the Company's accounts receivable, and the amount available is determined based on the level of accounts receivable. The balance outstanding at December 31, 1999 and 1998, was $0 and $385,000, respectively. Interest is charged based upon the prime rate plus 2%.

   On August 17, 1999, the Company issued 1,096,682 shares of Series E Convertible Preferred Stock for an aggregate price of $7,000,000, resulting in net proceeds of $6,283,852. The Series E Convertible Preferred Stock contains terms and rights described in note 7.

                 EMAX Solution Partners, Inc. and Subsidiaries

                           December 31, 1999 and 1998


   The Company has been dependent on financing and financial support from the issuance of equity interests to its shareholders since inception. The Company anticipates its monthly operating cash flows to become positive during year 2000 and that its future cash flow needs will be met substantially through cash remaining from the proceeds of the preferred stock issuance, operating cash flow, and borrowings on the line of credit. If cash flows are less than expected, management of the Company believes that other measures to reduce costs or to raise additional equity financing could be taken to assure the Company remains liquid.

3. 401(k) Profit Sharing Plan and Trust

   The Company has a 401(k) Profit Sharing Plan and Trust (the Plan) that qualifies for treatment under Section 401(k) of the Internal Revenue Code. All eligible employees may participate by electing to contribute up to 15% of gross pay to the Plan. The Company at its discretion makes a matching contribution to the Plan. For the years ended December 31, 1999 and 1998, the Company has matched 15% of employee contributions up to 6% of each employee's salary. The Company's total matching contribution was $28,686 and $19,062 for 1999 and 1998, respectively.

4. Income Taxes

   Due to the net losses incurred in 1999 and 1998, no current income tax expense or benefit has been recorded. The December 31, 1999 and 1998 income tax expense (benefit) differed from the amounts computed by applying the federal statutory rate of 34% to pre-tax loss as a result of the following:

                                                               1999      1998
                                                             --------  --------
Computed expected tax expense (benefit)..................... (833,077) (654,626)
State taxes, net of federal benefit......................... (220,275)  (76,169)
Tax effect of permanent differences.........................   88,400    88,173
Other, net..................................................    1,472    52,566
                                                             --------  --------
                                                             (963,481) (590,056)
Change in valuation allowance...............................  963,481   590,056
                                                             --------  --------
                                                                  --        --
                                                             ========  ========

   The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998 are detailed below:

                                                            1999        1998
                                                         ----------  ----------
Accruals and other reserves.............................    278,616     234,626
Net operating losses (federal and state)................  2,889,810   1,970,319
Valuation allowance..................................... (3,168,426) (2,204,945)
                                                         ----------  ----------
Net deferred tax asset..................................        --          --
                                                         ==========  ==========

   The Company believes it is more likely than not that such benefits will not be realized through future taxable income; therefore, the net deferred tax asset as of December 31, 1999 and 1998, is fully reserved.

   As of December 31, 1999, the Company has approximately $12,100,000 of net operating loss carryforwards for federal and state tax purposes that are available to offset future federal taxable income, if any, through 2019.

   The Company's net operating losses may be subject to the provisions of Internal Revenue Code Section 382, as established by the Tax Reform Act of 1986, related to changes in stock ownership. Presently, no

                 EMAX Solution Partners, Inc. and Subsidiaries

                           December 31, 1999 and 1998

determination has been made to evaluate what effect the application of these regulations may have on the utilization of the net operating losses. Should these regulations apply, the amount of the net operating losses that can be utilized to offset taxable income in future periods may be subject to an annual limitation and it is possible that some portion of the net operating losses may never be utilized.

5. Software Arrangements

   On December 20, 1994, the Company entered into an agreement to transfer all of its right, title and interest in and to its OPTIMA software (formerly called "ChemTrol") to Polar Investment Partners (Polar) for total consideration of $4,500,000, comprised of $1,000,000 payable in quarterly installments and a $3,500,000 promissory note (the Note). The first cash payment of $250,000 was made upon closing, and the Note bears interest at 7%. In 1995, the Company received from Polar the remaining quarterly installments, which totaled $750,000. Principal and accrued interest on the Note are due December 2004. Contemporaneously, the parties also entered into a Joint Enterprise Agreement (the Agreement) whereby Polar granted the Company the sole and exclusive right to distribute and sell copies of the software, in exchange for a percentage of the revenues generated. Under certain circumstances, the Company may reacquire the software. This agreement will remain in effect until such time as the Company does so. Such reacquisition is triggered by the occurrence, on or after January 1, 1997, of any one of several events, the occurrence of which requires Polar to convey all rights it has to the software to the Company in exchange for a number of shares of common stock to be determined in accordance with the Agreement. The Agreement also defines the terms of payment by Polar on the Note, which is based upon Polar's percentage of revenues earned under the Agreement.

   As the arrangements with Polar give the Company rights to exclusively sell and distribute the software and provide under certain circumstances for the reacquisition of the software as described above, the Company retains an ongoing economic interest in the software. Therefore, the OPTIMA software sale has been reflected in the financial statements as a financing arrangement and the Note has not been established as a receivable on the Company's balance sheet.

6. Stock Options

   The Company has a qualified employee incentive stock option plan allowing for the issuance of options for 5,000,000 shares of common stock. The options generally expire in eight years and are exercisable in annual installments of 25%, starting one year from the date of grant.

   A summary of stock option activity follows (all amounts reflect the 10 for 1 reverse stock split):

                                                   1999              1998
                                             ----------------- -----------------
                                                      Weighted          Weighted
                                             Number   average  Number   average
                                               of     exercise   of     exercise
                                             options   price   options   price
                                             -------  -------- -------  --------
Balance as of beginning of year............. 365,351   $2.20   311,326   $4.00
 Options granted............................ 339,869    4.10    94,951    3.30
 Options expired............................ (55,163)   2.90   (37,738)   2.70
 Options exercised..........................  (3,000)   2.20    (3,188)   1.60
                                             -------   -----   -------   -----
Balance as of end of year................... 647,057   $3.30   365,351   $2.20
                                             =======   =====   =======   =====

                 EMAX Solution Partners, Inc. and Subsidiaries

                           December 31, 1999 and 1998


   At December 31, 1999, 185,626 options with a weighted-average exercise price of $1.50 were fully vested and exercisable.

   The following summarizes information about the Company's stock options outstanding at December 31, 1999:

                             Options outstanding        Options exercisable
                          -------------------------- --------------------------
                                          Weighted                   Weighted
                                           average                    average
                              Number      remaining      Number      remaining
                          outstanding at contractual outstanding at contractual
                           December 31,     life      December 31,     life
Range of exercise prices       1999        (years)        1999        (years)
------------------------  -------------- ----------- -------------- -----------
$.1 - .5.................    103,488         3.3         98,951         3.3
$1.50....................     34,125         5.1         17,063         5.1
$3.00 - 4.79.............    509,444         7.0         69,612         6.1
                             -------                    -------
Totals...................    647,057                    185,626
                             =======                    =======

   Had compensation cost been recognized pursuant to SFAS No. 123, the Company's loss would have been increased to the pro forma amount indicated below:

                                                                         1999
                                                                      ----------
   Net loss, as reported............................................. $2,450,227
   Pro Forma net loss................................................  2,632,352

   The per-share weighted-average fair value of stock options issued by the Company during 1999 was $1.25 on the date of grant.

   The following range of assumptions was used by the Company to determine the fair value of stock options granted using a minimum value option-price model:

   Dividend yield.......................................................      0%
   Average expected option life......................................... 6 years
   Risk-free interest rate..............................................   5.60%

   The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma loss amounts presented above because compensation cost is reflected over an option's vesting period and compensation cost for options granted prior to January 1, 1996, is not considered. Compensation costs of $613,860 will be recognized in the pro forma net loss in future years.

7. Convertible and Redeemable Preferred Stock

   The Company is authorized to issue up to 20,000,000 shares of preferred stock, including shares which can be designated by the Board of Directors as $.01 Convertible Preferred Stock--Series A, B, C, D and E or Redeemable preferred stock--Series F and 2,773,304 shares of undesignated preferred stock. As of December 31, 1999, the Board of Directors issued 9,150,000, 833,249, 0, 5,000,000, and 1,096,682 shares of Series A, B, C, D, and E Convertible Preferred Stock, respectively. All convertible shares are voting and with respect to Series A, B, C and D, convertible at the option of the holder at any time into the Company's common stock at a conversion rate of one share of common stock per ten shares of preferred stock. Series E

                 EMAX Solution Partners, Inc. and Subsidiaries

                           December 31, 1999 and 1998

preferred stock is convertible into a conversion unit that includes one share of common stock and one share of Series F preferred stock per share of Series E preferred stock converted. Series E preferred stock is automatically converted to conversion units upon an initial public offering or sale transaction. Series F redeemable preferred stock is redeemable upon an initial public offering with gross cash proceeds of at least $30,000,000 or upon a sale of the company for $7,000,000 plus all accrued but unpaid dividends. The conversion rates are subject to adjustment based on the occurrence of certain events.

   Participating dividends on Series A, B, C and D are payable upon the approval of the Board of Directors, and holders of preferred stock must be paid such dividends before dividends can be paid on common stock. The Series A, B, C and D preferred stockholders are entitled to the amount of dividends per share as would be declared payable on the largest number of whole and fractional shares of common stock into which each share of convertible preferred stock could be converted as of the record date.

   Series E preferred stock accrues cumulative dividends commencing July 1, 2001 at an annual rate of 8%. Series F redeemable preferred accrues cumulative dividends at 8% from the date of issue.

   In the event of liquidation, the holders of each share of preferred stock shall be entitled to be paid first out of the assets available for distribution, an amount equal to $.20 per share for Series A and B, $.40 per share for Series D, $6.38 per share for Series E and F, plus total dividends in arrears on each share. The remaining assets shall be distributed among the holders of common and preferred stock in proportion to the shares of common stock held and the shares of common stock that the preferred stockholders have the right to acquire upon conversion of such shares of preferred stock held by them.

   All convertible preferred shares are subject to certain anti-dilution provisions.

8. Leases

   The Company is obligated under several noncancelable operating leases and capital leases that expire over the next five years. During 1999, the Company entered into capital lease arrangements for computer hardware totaling $284,803. Rent expense for the years ended December 31, 1999 and 1998, was $374,700 and $262,613, respectively. Future minimum lease payments under noncancelable operating leases and the capital lease (with initial or remaining lease terms in excess of one year) as of December 31, 1999, are:

                                                            Capital   Operating
Year ending December 31,                                    leases     leases
------------------------                                   ---------  ---------
2000...................................................... $ 255,735    381,969
2001......................................................   108,327    396,099
2002......................................................   119,433    397,543
2003......................................................    37,535    209,646
2004......................................................    21,686     20,116
Thereafter................................................       --         --
                                                           ---------  ---------
  Total minimum lease payments............................   542,716  1,405,373
                                                                      =========
Less: amount representing interest........................   (83,034)
                                                           ---------
  Present value of net minimum capital lease payments.....   459,682
Less: current installments of obligations under capital
 leases...................................................  (176,625)
                                                           ---------
Obligations under capital leases, excluding current
 installments............................................. $ 283,057
                                                           =========

                 EMAX Solution Partners, Inc. and Subsidiaries

                           December 31, 1999 and 1998


9. Business and Credit Concentrations

   The Company sells its services directly to or as a subcontractor to chemical, pharmaceutical and other manufacturing companies located primarily in the Eastern region of the United States. During 1999 and 1998, four customers accounted for 81% and 63%, respectively, of total revenues. At December 31, 1999 and 1998, two customers accounted for 67% and 64% of the accounts and unbilled receivable balances, respectively.

10. Sale of SAP EHS Business

   In July 1998, the Company entered into an agreement to sell its SAP EHS environmental software business unit in exchange for cash and warrants for equity in the newly formed company. The SAP EHS business provided consulting services to customers who used the Company's SAP R/3 EHS software. The Company sold the rights, title and interests to the contracts related to the SAP EHS business and any related permits and customer certifications.

   Proceeds from the sale were contingent upon the formation and success of the new entity which would continue the SAP EHS business. The new entity was formed, however, the business did not materialize to the extent anticipated. Although EMAX had the rights to exercise warrants and was entitled to $310,000 in 1998, the gain on the sale was not recorded due to the uncertainty of collection of the amounts due under the agreement and the dependency of the consideration on the future results of the business sold by EMAX. EMAX management decided to recognize a gain on the sale only to the extent cash consideration was collected or probable of collection. $250,000 has been collected and recognized as a gain.

11. Subsequent Event

   On March 13, 2000 the Company entered into an Agreement and Plan of Merger and Reorganization with SciQuest.com, Inc. and its subsidiary SciQuest Acquisition, Inc. whereby all shares of capital stock of the Company, including common and preferred stock, would be converted to shares of SciQuest.com, Inc. Additionally, all Company options would become exercisable for SciQuest.com, Inc. common stock.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
       , 2000

                             [LOGO OF SCIQUEST.COM]

                               SciQuest.com, Inc.
                        5,300,000 Shares of Common Stock

                            ----------------------

                                   PROSPECTUS

                            ----------------------

                          Donaldson, Lufkin & Jenrette

                                   Chase H&Q

                           Deutsche Banc Alex. Brown

                         Banc of America Securities LLC

                           Thomas Weisel Partners LLC

                           U.S. Bancorp Piper Jaffray

                            William Blair & Company

                                   E*OFFERING

                                 DLJdirect Inc.

--------------------------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in the prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor sales made hereunder after the date of this prospectus should create an implication that the information contained in this prospectus or the affairs of SciQuest.com have not changed since the date of this prospectus.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

Item 13. Other Expenses of Issuance and Distribution

   Securities and Exchange Commission registration fee................ $
                                                                       --------
   National Association of Securities Dealers, Inc. fee............... $
                                                                       --------
   Nasdaq Stock Market listing fee.................................... $
                                                                       --------
   Accountants' fees and expenses..................................... $
                                                                       --------
   Legal fees and expenses............................................ $150,000
                                                                       --------
   Blue Sky fees and expenses......................................... $
                                                                       --------
   Transfer Agent's fees and expenses................................. $
                                                                       --------
   Printing and engraving expenses.................................... $
                                                                       --------
   Miscellaneous...................................................... $
                                                                       --------
      Total Expenses.................................................. $
                                                                       ========

--------
*  Estimated.

Item 14. Indemnification of Directors and Officers

   Our Amended and Restated Certificate of Incorporation limits personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by the Delaware General Corporation Law. Such provisions provide that no director of SciQuest.com shall have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty of care or other duty as a director. However, such provisions shall not eliminate or limit the liability of a director

  . for any breach of the director's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation or law;

  .  for voting or assenting to unlawful distributions; or

  . for any transaction for which the director derived an improper personal benefit.

   The Delaware General Corporation Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under our bylaws, any agreement, a vote of our stockholders or otherwise. Our certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law and provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was our director or officer or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

   At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our certificate of incorporation. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

   Section 7 of the Underwriting Agreement filed as Exhibit 1.1 hereto also contains certain provisions pursuant to which certain officers, directors and controlling persons of the Company may be entitled to be indemnified by the underwriters named therein.

Item 15. Recent Sales of Unregistered Securities

   Except as described below, there have been no securities sold by us within the last three years that were not registered under the Securities Act.

   (a) Issuances of Securities

   On January 14, 2000, we issued an aggregate of 26,930 shares of common stock in connection with the acquisition of Intralogix, Inc. to the shareholders of Intralogix, Inc. On February 2, 2000, we issued an aggregate of 40,000 shares of common stock in connection with the acquisition of SciCentral.com, Inc. to the shareholders of SciCentral.com, Inc.

   In October 1999, we agreed to issue warrants to acquire an aggregate of 3,724,307 shares of common stock at an exercise price of $0.01 to Ambion, Inc., Amersham Pharmacia Biotech, Inc., BioWhittaker, a Cambrex Company, Dow Chemical Company, DuPont Pharmaceuticals Company, Monsanto Company, Endogen, Inc., NEN Life Science Products, Inc., PerkinElmer, Inc., Pierce Chemical Company and QIAGEN N.V.

   On July 30, 1999, we issued an aggregate of 114,995 shares of Series E convertible preferred stock in connection with our acquisition of Internet Auctioneers International, Inc., in exchange for the shares of capital stock of the former stockholders of Internet Auctioneers International, Inc.

   In May and June 1999, we sold an aggregate of 3,312,720 shares of Series D mandatorily redeemable convertible preferred stock to certain of our existing stockholders and new investors, with attached stock purchase warrants exercisable for an aggregate of 1,004,829 shares of common stock, at an aggregate offering price of $37,500,000.

   On March 1, 1999, we sold 89,408 shares of restricted Series C convertible preferred stock to Antony Francis, our vice president of operations, at an aggregate purchase price of $250,000.

   On September 29, 1998, we (i) issued an aggregate of 546,405 shares of Series C convertible preferred stock in connection with our acquisition of BioSupplyNet, Inc., in exchange for the shares of capital stock of the former stockholders of BioSupplyNet, Inc., and (ii) issued stock purchase warrants exercisable into an aggregate of 162,718 shares of common stock to former holders of stock purchase warrants to purchase shares of capital stock of BioSupplyNet, Inc., at an exercise price of $1.85 per share.

   Between March 13, 1998 and June 15, 1998, we issued convertible promissory notes in the aggregate principal amount of $515,000, which were converted into an aggregate of 187,394 shares of Series B mandatorily redeemable convertible preferred stock (including shares issued in respect of accrued interest on the convertible promissory notes) on July 30, 1998. We also issued warrants to the holders of the convertible promissory notes to purchase an aggregate of 57,545 shares of Series B mandatorily redeemable convertible preferred stock. Between July 30, 1998 and November 19, 1998, we sold a total of 3,590,232 additional shares of Series B mandatorily redeemable convertible preferred stock (excluding the shares issued upon conversion of the convertible promissory notes) to certain investors, at an aggregate offering price of $10,038,979.

   Between March 6, 1997 and September 11, 1997, we issued convertible promissory notes to certain individuals in the aggregate principal amount of $80,000, which were converted into a total of 90,702 shares of Series A convertible preferred stock (including shares issued in respect of accrued interest on the notes). We also issued warrants to certain holders of the convertible promissory notes to purchase an aggregate of 14,583 shares of Class A common stock. Between October 2, 1997 and October 17, 1997, we sold a total of 678,519 additional shares of Series A convertible preferred stock (excluding the shares issued on conversion of the convertible promissory notes) to certain investors at an aggregate offering price of $617,452.

   On August 15, 1996, we sold an aggregate of 250,020 shares of Class A common stock to an investor for $50,000 in cash and cancellation of convertible debt of $50,000, which were converted in September, 1997 into 250,020 shares of Class B common stock.

   From September 15, 1997 through February 29, 2000, we issued options to certain employees, consultants and others to purchase under our stock option plan and stock incentive plan an aggregate of 2,876,027 shares of common stock at a weighted average exercise price of $1.58 per share. As of February 29, 2000, 460,675 of such options have been exercised, 108,925 of such options have been terminated and 1,547,145 of such options remain outstanding at a weighted
average exercise price of $   per share.

   (b) Hambrecht & Quist, LLC, served as placement agent in connection with the offer and sale by us of our Series D convertible preferred stock and related warrants to purchase Class A common stock and has received compensation in the form of cash and warrants for such services. Except as so noted, underwriters were involved in connection with the sales of securities referred to in paragraph (a) of this Item 15.

   (c) The convertible promissory notes, the warrants and the shares of Class A common stock, Series A convertible preferred stock, Series B mandatorily redeemable convertible preferred stock, Series C convertible preferred stock, Series D mandatorily redeemable convertible preferred stock, Series E convertible preferred stock and common stock described in paragraph (a) of this
Item 15 were issued in reliance on the exemption provided by Section 4(2) and/or Rule 506 of Regulation D promulgated pursuant to the Securities Act. The issuances of stock options and the shares of common stock issuable upon the exercise of the options as described in paragraph (a) of this Item 15 were issued in reliance on the exemption provided by Section 3(b) of the Securities Act and Rule 701 promulgated thereunder, as well as Section 4(2) of the Securities Act. Appropriate legends are affixed to the stock certificates issued in the aforementioned transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16. Exhibits

 Exhibit
 Number                                Description
 -------                               -----------
  1.1+   Form of Underwriting Agreement.

  3.1*   Amended and Restated Certificate of Incorporation of the Registrant.

  3.2*   Amended and Restated Bylaws of the Registrant.

  4.1*   See Exhibits 3.1 and 3.2 for provisions of the Amended and Restated
         Certificate of Incorporation and Amended and Restated Bylaws of the Registrant defining rights of the holders of Common Stock of the Registrant.

  4.2*   Specimen Stock Certificate.

  5.1+   Opinion of Morris, Manning & Martin, L.L.P., Counsel to the
         Registrant, as to the legality of the shares being registered.

 10.1*   SciQuest.com, Inc. Stock Option Plan dated as of September 4, 1997.

 10.2*   Amendment No. 1 to SciQuest.com, Inc. Stock Option Plan dated as of
         September 11, 1998.

 10.3*   Amendment No. 2 to SciQuest.com, Inc. Stock Option Plan dated as of
         February 26, 1999.

 10.4*   Amendment No. 3 to SciQuest.com, Inc. Stock Option Plan dated as of
         March 1, 1999.

 10.5*   Amendment No. 4 to SciQuest.com, Inc. Stock Option Plan dated as of
         August 27, 1999.

 10.6* Agreement of Sublease by and between Inspire Pharmaceuticals, Inc. and the Registrant dated July 31, 1998.

 10.7*   Sublease Agreement by and between Applied Innovation, Inc. and the
         Registrant dated March 11, 1999.

 10.8*   Sublease Agreement by and between Vascular Therapeutics, Inc. and the
         Registrant dated August 19, 1999.

 10.9*   Master Lease Agreement by and between Comdisco, Inc. and the
         Registrant dated May 21, 1999, as amended.

 10.10*  Stock Restriction Agreement by and between the Registrant and Antony
         Francis dated March 1, 1999.

 10.11* Registration Rights Agreement by and among the Registrant and the purchasers of Class B Common Stock and the purchasers of Series A
         Preferred Stock dated October 17, 1997, as amended.

 10.12* Registration Rights Agreement by and among the Registrant and the purchasers of Series C Preferred Stock dated September 29, 1998.

 10.13*  Registration Rights Agreement by and among the Registrant and Antony
         Francis dated March 1, 1999.

 10.14* Registration Rights Agreement by and among the Registrant, the holders of Series B Preferred Stock and the purchasers of Series D Preferred
         Stock dated May 18, 1999, as amended.

 10.15* Registration Rights Agreement by and among the Registrant and the holders of Series E Preferred Stock dated July 27, 1999.


 Exhibit
 Number                                Description
 -------                               -----------
 10.16*  Merger Agreement by and among the Registrant, SciQuest Merger
         Subsidiary, Inc., Internet Auctioneers International, Inc. and Mark
         Atlas dated July 27, 1999.

 10.17*  Merger Agreement by and among the Registrant, SciQuest Acquisition,
         Inc. and BioSupplyNet, Inc. dated September 29, 1998.

 10.18* Lease Agreement by and between Duke-Weeks Realty Limited Partnership and the Registrant dated as of October 19, 1999.

 10.19* Content Conversion Services Agreement by and between the Registrant and Requisite Technology, Inc. dated December 18, 1998.

 10.20   Form of Strategic Alliance Plus Agreement.

 10.21   Form of Strategic Purchasing Agreement.
 10.22 Registration Rights Agreement by and among the Registrant and the former holders of Intralogix, Inc. stock dated January 14, 2000.

 10.23*  Amendment No. 5 to SciQuest.com, Inc. Stock Option Plan.

 10.24*  SciQuest.com, Inc. 1999 Stock Incentive Plan dated as of October 12,
         1999.

 10.25   First Amendment to 1999 Stock Incentive Plan.
 10.26   Merger Agreement by and among the Registrant, Lujack Subsidiary, Inc.,
         Intralogix, Inc., Mary T. Romac, Timothy M. Brady and Dale L. Young
         dated January 14, 2000.
 10.27   Merger Agreement by and among the Registrant, SciCentral Acquisition
         Subsidiary, Inc., SciCentral.com, Inc. and the shareholders of
         SciCentral.com, Inc. dated February 2, 2000.
 10.28   Registration Rights Agreement by and among the Registrant and the former holders of SciCentral, Inc. stock dated February 2, 2000.
 10.29   Restricted Stock Agreement between the Registrant and W. Andrew
         McKenna dated January 31, 2000.
 10.30   Agreement and Plan of Merger and Reorganization between the
         Registrant, ESP Acquisition, Inc. and EMAX Solution Partners, Inc.
         dated March 13, 2000.
 10.31   Registration Rights Agreement by and among the Registrant and the former holders of EMAX Solution Partners, Inc. stock dated March 13,
         2000.
 21.1    List of Subsidiaries.
 23.1    Consent of PricewaterhouseCoopers LLP.
 23.2    Consent of KPMG LLP.
 23.3+   Consent of Morris, Manning & Martin, L.L.P. (included in Exhibit 5.1).
 24.1    Powers of Attorney (included on signature page).
 27.1    Financial Data Schedule.

--------
* Incorporated by reference to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-87433).
+ To be filed by amendment

Item 17. Undertakings

   (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (c) The Registrant hereby undertakes that:

    (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

    (ii) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Morrisville, State of North Carolina on the 15th day of March, 2000.

                                          SCIQUEST.COM, INC.

                                                  /s/ M. Scott Andrews
                                          By:__________________________________
                                                     M. Scott Andrews,
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints M. Scott Andrews, Peyton C. Anderson and James
J. Scheuer, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

         /s/ M. Scott Andrews          Chief Executive Officer      March 15, 2000
______________________________________  and Director (Principal
           M. Scott Andrews             Executive Officer)

        /s/ Peyton C. Anderson         Vice President of Business   March 15, 2000
______________________________________  Development and Director
          Peyton C. Anderson

         /s/ James J. Scheuer          Chief Financial Officer      March 15, 2000
______________________________________  (Principal Financial and
           James J. Scheuer             Accounting Officer)

          /s/ Noel J. Fenton           Director                     March 15, 2000
______________________________________
            Noel J. Fenton

          /s/ Gautam Prakash           Director                     March 15, 2000
______________________________________
            Gautam Prakash

          /s/ Alan J. Taetle           Director                     March 15, 2000
______________________________________
            Alan J. Taetle

                                       Director                     March 15, 2000
______________________________________
            Bruce J. Boehm

       /s/ Timothy T. Weglicki         Director                     March 15, 2000
______________________________________
         Timothy T. Weglicki